SEEING THE FUTURE


BIG LOTS!

2011 BIG LOTS ANNUAL REPORT

FINANCIAL HIGHLIGHTS (Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	Fiscal Year 2011 (a)	2010	2009
Earnings Data			
Net sales	$5,202,269	$4,952,244	$ 4,726,772
Net sales increase	5.0%	4.8%	1.8%
Income from continuing operations (b)	$ 207,235	$ 222,547	$ 195,627
Income from continuing operations (decrease) increase (b)	(6.9)%	13.8%	26.4%
Earnings from continuing operations per share - diluted (b)	$ 2.99	$ 2.83	$ 2.37
Earnings from continuing operations per share - diluted increase (b)	5.7%	19.4%	25.4%
Average diluted common shares outstanding (000's)	69,419	78,581	82,681
Gross margin - % of net sales	39.8%	40.6%	40.6%
Selling and administrative expenses - % of net sales (b)	31.4%	31.8%	32.3%
Depreciation expense - % of net sales	1.7%	1.6%	1.6%
Operating profit - % of net sales (b)	6.6%	7.2%	6.7%
Non-operating expense (income), including interest - % of net sales	0.1%	0.0%	0.0%
Income from continuing operations - % of net sales (b)	4.0%	4.5%	4.1%
Balance Sheet Data and Financial Ratios			
Cash and cash equivalents	$ 68,547	$ 177,539	$ 283,733
Inventories	825,195	762,146	731,337
Property and equipment - net	572,767	524,906	491,256
Total assets	1,641,310	1,619,599	1,669,493
Borrowings under bank credit facility	65,900	–	–
Shareholders' equity	823,233	946,793	1,001,412
Working capital	$ 421,836	$ 509,788	$ 580,446
Current ratio	1.7	1.9	2.1
Inventory turnover	3.6	3.6	3.7
Bank borrowings to total capitalization	7.4%	0.0%	0.0%
Return on assets - continuing operations (b)	12.7%	13.5%	12.6%
Return on shareholders' equity - continuing operations (b)	23.4%	22.8%	22.0%
Cash Flow Data			
Cash provided by operating activities (c)	$ 318,471	$ 315,257	$ 392,026
Cash used in investing activities (d)	(120,712)	(114,552)	(77,937)
Cash flow (e)	$ 197,759	$ 200,705	$ 314,089
Store Data			
Stores open at end of the fiscal year	1,533	1,398	1,361
Gross square footage (000's)	45,780	42,037	40,591
Selling square footage (000's)	33,119	30,210	29,176
Increase in selling square footage	9.6%	3.5%	1.8%
Average selling square footage per store	21,604	21,609	21,437



$3.50
$3.00
$2.50
$2.00
$1.50
$2.37
$2.83
$2.99
2009
2010
2011

Earnings from continuing operations per share - diluted (a) (b)



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.7%
7.2%
6.6%
2009
2010
2011

Operating profit - % of net sales (a) (b)



1,550
1,500
1,450
1,400
1,350
1,300
1,361
1,398
1,533
2009
2010
2011

Store count (a)

(a) Includes results of Big Lots Canada from July 18, 2011 (date of acquisition) through January 28, 2012.
(b) This item is shown excluding the impact of certain items for fiscal year 2009. A reconciliation of the difference between GAAP and the non-GAAP financial measures presented in this table for fiscal year 2009 is shown on the following page.
(c) Includes depreciation and amortization of $82,851, $74,041, and $71,501 for fiscal years 2011, 2010, and 2009, respectively.
(d) Includes capital expenditures of $131,293, $107,563, and $78,708 for fiscal years 2011, 2010, and 2009, respectively.
(e) Cash flow is calculated as cash provided by operating activities less cash used in investing activities.

($ in thousands, except per share amounts and sales per selling square foot)	2011 (a)	Fiscal Year 2010	2009
U.S. Segment Sales and Store Data			
Comparable store sales growth	0.1%	2.5%	0.7%
Average sales per store	$ 3,608	$ 3,556	$ 3,462
Sales per selling square foot	$ 166	$ 166	$ 162
Stores open at end of the fiscal year	1,451	1,398	1,361
Canada Segment Sales and Store Data			
Average sales per store (a)	$ 757	–	–
Sales per selling square foot (a)	$ 39	–	–
Stores open at end of the fiscal year	82	–	–

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to provide additional meaningful financial information for the period presented. The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Our definition of adjusted results may differ from similarly titled measures used by other companies. While it is not possible to predict future results, our management believes that the adjusted non-GAAP information is useful for the assessment of our ongoing operations. The Unaudited Adjusted Results should be read in conjunction with our Consolidated Financial Statements and the related Notes contained in our Form 10-K for fiscal 2011.

The 2009 Unaudited Adjusted Results reflect lower selling and administrative expenses as a result of the adjustment for legal settlement agreement expense and lower operating profit as a result of the adjustment for gain on sale of real estate, both described and reconciled below ($ in thousands):

Gain on Sale of Real Estate

In fiscal 2009, we recognized $12,964 gain on sale of real estate ($8,163 net of tax) related to the sale of a company-owned and operated store in California which resulted in an increase of our operating profit.

Legal Settlement

In fiscal 2009, we recorded $4,000 expense ($2,420 net of tax) related to a legal settlement agreement which resulted in an increase of selling and administrative expenses.

Fiscal Year 2009	Reported (GAAP)		Gain on Sale of Real Estate	Legal Settlement	Unaudited Adjusted Results (non-GAAP)	
($ in thousands, except per share amounts)						
Net sales	$4,726,772	100.0%	$ –	$ –	$4,726,722	100.0%
Cost of sales	2,807,466	59.4	–	–	2,807,466	59.4
Gross profit	1,919,306	40.6	–	–	1,919,306	40.6
Selling and administrative expenses	1,532,356	32.4	–	(4,000)	1,528,356	32.3
Depreciation expense	74,904	1.6	–	–	74,904	1.6
Gain on sale of real estate	(12,964)	(0.3)	12,964	–	–	–
Operating profit	325,010	6.9	(12,964)	4,000	316,046	6.7
Interest expense	(1,840)	(0.0)	–	–	(1,840)	(0.0)
Other income (expense)	175	0.0	–	–	175	0.0
Income from continuing operations before income taxes	323,345	6.8	(12,964)	4,000	314,381	6.7
Income tax expense	121,975	2.6	(4,801)	1,580	118,754	2.5
Income from continuing operations	201,370	4.3	(8,163)	2,420	195,627	4.1
Loss from discontinued operations	(1,001)	(0.0)	–	–	(1,001)	(0.0)
Net income	$ 200,369	4.2%	$ (8,163)	$ 2,420	$ 194,626	4.1%
Earnings per common share - basic: (f)						
Continuing operations	$ 2.47		$ (0.10)	$ 0.03	$ 2.40	
Discontinued operations	(0.01)		–	–	(0.01)	
Net income	$ 2.45		$ (0.10)	$ 0.03	$ 2.38	
Earnings per common share - diluted: (f)						
Continuing operations	$ 2.44		$ (0.10)	$ 0.03	$ 2.37	
Discontinued operations	(0.01)		–	–	(0.01)	
Net income	$ 2.42		$ (0.10)	$ 0.03	$ 2.35	

(f) The earnings per share for continuing operations, discontinued operations and net income are separately calculated in accordance with Accounting Standards Codification ("ASC") 260; therefore, the sum of earnings per share for continuing operations and discontinued operations may differ, due to rounding, from the calculated earnings per share of net income.

ABOUT OUR COMPANY: Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company operating more than 1,450 BIG LOTS® stores in 48 states and over 80 LIQUIDATION WORLD® and LW® stores in Canada. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases and strict expense control, we pass tremendous savings on to our customers.


BIG LOTS!

DEAR SHAREHOLDERS:



Steven S. Fishman
Chairman, CEO and President

"Do what you said you were going to do." It seems like such a simple concept, and yet it's so incredibly important in business, and in life for that matter. It is the key to building credibility with others and developing accountability within an organization. And, it has been the foundation of everything we've done during my tenure at Big Lots.

Six years ago, we launched our "What's Important Now" or WIN strategy... a multiyear plan to transform our company with an intense focus on improving merchandise, real estate, and operating expense levels.

I've consistently used this letter as an opportunity to provide an update on our journey. In essence, I've been holding our team accountable for what we said we were going to do.

We've come a long way since 2005, and by many measures, 2011 was another record year. Our success has led to job creation, investments for the future, significant financial gains, and returning cash to shareholders. Big Lots is becoming the company we want it to be. A company that grows by delivering value to our customers and shareholders... a company agile enough to take advantage of international opportunities... and a company that acts responsibly toward associates who are proud to work and grow here.

But the journey is far from over. In fact, you could say we're just getting to the BIG ideas.

GROWTH IS THE KEY

Not many companies can say it these days, but *WE ARE IN A GROWTH MODE*. We're growing organically... we're growing geographically... we're growing organizationally... and often growth in one area leads to growth in another. Let me touch on some of the highlights from 2011:

Organic Growth: Our business has always been about the treasure hunt and the excitement that stems from what we have in our stores. Last year I noted the importance of "continual change" in retail and highlighted the Consumables category as an example where we weren't changing fast enough or presenting newness or value.

As promised, we focused on this category in 2011 and made significant improvements which translated into meaningful sales growth. We changed the organization, adding new talent and new perspectives to our merchandising team. We expanded our vendor base by introducing several new, high-quality brands. We sharpened our product offering with our Fresh Finds™ private label program and expansion of our international foods program. And we improved the in-store marketing and presentation of our products with our *Wall of Values* merchandise sets and Extreme Value pricing. These improvements resonated with consumers and generated shopping excitement.

OUR SUCCESS HAS LED TO JOB CREATION, INVESTMENTS FOR THE FUTURE, AND SIGNIFICANT FINANCIAL GAINS.

AFTER YEARS OF DOING WHAT WE SAID WE WERE GOING TO DO, WE'RE IDEALLY POSITIONED FOR THE FUTURE.

We made a number of other significant changes, often challenging paradigms that have been ingrained in our culture. For example – toys, a holiday season staple, were allocated *less* floor space and inventory this year. We correctly anticipated a shift in consumer buying trends toward electronics, the toys of a new age. These toys have screens and memory cards. They're electronic gadgets that fascinate a tech-savvy generation and have a broad appeal with consumers of all ages. This merchandise shift created a buzz in our stores and enhanced our treasure hunt atmosphere.

After a lackluster first half, sales trends accelerated in the third and fourth quarters. In fact, with the exception of the planned decline in toys, all major categories generated comparable sales increases in the second half of the year.

During my visits to our stores, I see a merchandise assortment that continues to get stronger and more focused on value and brands. Special initiatives, like our Friends & Family 20% off discount event, have been successful in introducing new consumers to Big Lots. And strategic shifts in merchandise, like our move to the new toy business, should have a lasting appeal with shoppers.

New Store Growth in the U.S.: We also increased our store footprint in the United States. After opening 80 new stores in 2010, we opened 92 new stores in 2011, including 25 in "A" locations — that is, close to top-line malls or "power strips" featuring a market's best retailers and demographics. We also continued to close and relocate stores to better, higher traffic locations, ending 2011 with 1,451 stores — a 4% increase in square footage.

Overall, we have been quite encouraged by the progress and results from new stores. We have experienced success in high-population, high-rent areas as well as suburban and rural areas. In fact, many of our highest volume stores this holiday season were new stores opened in 2011. I continue to believe new stores are the best investment we can make for the future of this company.

Our store expansion has also created jobs... jobs in the stores, in our field organization, in our distribution centers, and in our home office. These are good jobs with competitive wages and benefits — jobs that offer the opportunity for future advancement within the company. At a time when many retailers are eliminating jobs, pulling back, or shutting their doors altogether, we continue to grow, open new stores, and create meaningful employment opportunities. We have operations in all of the 48 contiguous states and capital available to support future growth.

Expansion into Canada: In July 2011, we also added Liquidation World, a Canadian company, to the Big Lots family. This acquisition enables us to extend our footprint into Canada for the first time in our company's history.

In many ways, this expansion reminds me of "the early days" at Big Lots. We see an underserved customer who is looking for Extreme Value. We recognize the need for a multiyear plan to transform Liquidation World, with an intense focus on hiring the right people, building inventory, and cleaning up the stores. A Canadian version of our WIN strategy... feels like déjà vu all over again.

The early response has been exciting. Like many American shoppers, the Canadian consumer enjoys our high-quality merchandise at bargain prices. At times, the sell-through has exceeded our expectations. This gives us even more confidence in the longer-term potential of this acquisition. We believe it positions us for long-term growth and future shareholder value creation.


BIG LOTS!
GRAND OPEN



YOU WIN WITH PEOPLE

Clearly, I feel good about our business. After years of doing what we said we were going to do, I think we're ideally positioned for the future. That goes for our team as well. Each of the growth opportunities I've highlighted has created employment opportunities. We encourage our associates to grow with the organization and move into broader roles, and I estimate that as high as 80% of our new jobs or open positions in the merchant areas are now filled through internal movement or promotions.

To support future growth, we need a pipeline of talent... a workforce with the skill set and knowledge base to take on new challenges. We continue to invest heavily in a variety of associate training and development programs, including:

- ***Merchant In Training (MIT) Program*** — Over the last six years, we have recruited and developed our next generation of talented merchants, planners, and allocators. The program is expanding and is deeply ingrained in our culture.
- ***1,000 Ways To Succeed*** — Store talent for the future is also extremely critical. Last year, we launched this new store management training program which pairs our best and brightest store managers with new managers to help them learn the ropes.
- ***BEST Program*** — A new competency-based talent development platform for our store organization, which we began piloting with assistant store managers this year. BEST will drive how we select, develop, and promote all levels of store management, building a pipeline of talent for the future.
- ***Leadership Institute*** — An intensive leadership development program for our district managers and district loss prevention managers.

We will continue to hire and develop the most talented individuals in the industry. I've always believed our people are our greatest asset, and this is true today more than ever.

A YEAR OF SIGNIFICANT MILESTONES

As I mentioned earlier, 2011 was a record year on many counts.

- We exceeded $5 billion in sales for the first time in our company history.
- We earned $2.99 per diluted share, the highest EPS in company history.
- We returned $359 million of cash to shareholders by repurchasing approximately 11 million shares, or 15% of the Company's shares, at an average share price of $32.79. Not bad considering where our share price finished the year.
- We became an *international* company by expanding into Canada.
- We invested more than ever in the training and development of our associates.
- We gave back to our community at unprecedented levels through a number of noteworthy causes. Our national Lots2Give™ program has provided hundreds of thousands of dollars to struggling schools across America. We have a 17-year national partnership with Toys for Tots... and deep involvement with a local charity, the Furniture Bank of Central Ohio, which we support financially and with volunteer initiatives. But these are just a few examples. We are committed to giving back to the communities we serve and do so through a number of other programs in education, social services, and the arts.

These milestones were made possible by executing a consistent, focused strategy, one that we've been executing for some time now. We remain clear in our purpose and passionate in our pursuit of being nothing less than the best, most exciting extreme value retailer.

On behalf of the entire Big Lots organization, our Board of Directors, and our over 37,000 associates, I thank you for your continued support.

Sincerely,

Steven S. Fishman ▸ *Chairman, CEO and President*

DIRECTORS & EXECUTIVES

BOARD OF DIRECTORS

Jeffrey P. Berger
former President &
Chief Executive Officer
Heinz North America Foodservice;
former Executive Vice President
Global Foodservice

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

Peter J. Hayes
former Chief Operating Officer
Variety Wholesalers, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former President
Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President &
Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman & Chief Executive Officer
Drew Shoe Corporation

COMPANY EXECUTIVES

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

Lisa M. Bachmann
Supply Chain Management &
Chief Information Officer

Joe R. Cooper
Chief Financial Officer &
President - Big Lots Canada

Charles W. Haubiel II
Legal & Real Estate, General Counsel &
Corporate Secretary

John C. Martin
Administration

Douglas N. Wurl
Merchandising

Senior Vice Presidents

Robert C. Claxton
Marketing

Timothy A. Johnson
Finance

Norman J. Rankin
Big Lots Capital & Wholesale

Robert S. Segal
General Merchandise Manager

Steven R. Smart
General Merchandise Manager

Vice Presidents

Timothy C. Anderson
Store Operations Support

Giovanni Andriani
Logistics

Rebecca R. Arum
Marketing & Merchandise Presentation

L. Stephanie Brown
Divisional Merchandise Manager

Aaron L. Bucklew
Technology & Data Services

Virginia A. Chase
Store Operations

William Coney
Store Operations

Kevin R. Day
Real Estate

Vice Presidents (Continued)

Charles H. Ellis
Global Sourcing

Richard L. Fannin
Information Technology Development

William R. Gleussner
Store Operations

Mollie M. Hall
Store Operations

Craig A. Hart
Real Estate Administration

Sharyn M. Hejcl
Divisional Merchandise Manager

Gary E. Huber
Store Operations

Michael A. Jasinowski
Store Operations

Karen L. Lutz-Lento
Divisional Merchandise Manager

Laurie E. Murdick
Merchandise Planning

Thomas R. Myron
Store Operations

Todd A. Noethen
Distribution Support Services

Jared A. Poff
Treasurer

Chadwick P. Reynolds
Deputy General Counsel &
Assistant Corporate Secretary

Shelley L. Rubin
Advertising

Michael A. Schlonsky
Associate Relations & Benefits

Paul A. Schroeder
Controller

Sharon A. Smith
Allocation

Wayne W. Stockton
Divisional Merchandise Manager

Robert O. Strenski
Divisional Merchandise Manager

Jerome A. Vetter
Divisional Merchandise Manager

L. Michael Watts
Tax

Stewart W. Wenerstrom
Merchandise Support

Boris Zelmanovich
Merchandising Strategy

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 10, 2012

Dear Shareholder:

We cordially invite you to attend the 2012 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 23, 2012, beginning at 9:00 a.m. EDT.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are urged to vote as soon as possible. If you attend the Annual Meeting, you may revoke your proxy and vote in person, even if you have previously submitted a proxy.

We have elected to take advantage of Securities and Exchange Commission rules that allow us to furnish proxy materials to certain shareholders on the Internet. On or about the date of this letter, we began mailing a Notice of Internet Availability of Proxy Materials to shareholders of record at the close of business on March 26, 2012. At the same time, we provided those shareholders with access to our online proxy materials and filed our proxy materials with the Securities and Exchange Commission. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery of our proxy materials and reducing the environmental impact of the Annual Meeting.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

Respectfully submitted,

STEVEN S. FISHMAN
Chairman, Chief Executive Officer and President

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 23, 2012

Notice is hereby given that the 2012 Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 23, 2012, beginning at 9:00 a.m. EDT, for the following purposes:

1. To elect nine directors of Big Lots, Inc.;
2. To consider and vote upon a proposal to approve the Big Lots 2012 Long-Term Incentive Plan;
3. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in our 2012 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables;
4. To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2012; and
5. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, March 26, 2012, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 10, 2012
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously submitted a proxy.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the 2012 Annual Meeting of Shareholders to be held on May 23, 2012 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio at 9:00 a.m. EDT. On or about April 10, 2012, we began mailing to our shareholders of record at the close of business on March 26, 2012, a Notice of Internet Availability containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended January 28, 2012 ("fiscal 2011").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to: (1) elect nine directors to the Board; (2) approve the Big Lots 2012 Long-Term Incentive Plan ("2012 LTIP"); (3) approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables ("say-on-pay vote"); (4) ratify the appointment of Deloitte & Touche LLP as our independent registered accounting firm for the fiscal year ending February 2, 2013 ("fiscal 2012"); and (5) transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on March 26, 2012, the record date for the Annual Meeting, are entitled to receive notice of, and to vote at, the Annual Meeting. At the record date, we had outstanding 66,203,499 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of our common shares have no cumulative voting rights in the election of directors. All voting at the Annual Meeting will be governed by our Amended Articles of Incorporation, our Code of Regulations and the General Corporation Law of the State of Ohio.

Registered Shareholders and Beneficial Shareholders

If our common shares are registered in your name directly with our transfer agent, Computershare Investor Services, LLC, you are considered, with respect to those common shares, a registered shareholder. If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name.

Internet Availability of Proxy Materials

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we may furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability also provides instructions regarding how registered shareholders may vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability for requesting such materials.

A notice that directs our beneficial shareholders to the website at which they will find our proxy materials has been forwarded to each beneficial shareholder by the broker, bank or other holder of record who is considered the registered shareholder with respect to the common shares of the beneficial shareholder. Such broker, bank or other holder of record should also provide to the beneficial shareholders instructions on how the beneficial shareholders may request a paper or email copy of our proxy materials. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their common shares by following the voting instructions they received from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you may be asked to check in at the Annual Meeting registration desk and present a copy of a brokerage or bank statement reflecting your stock ownership as of the record date.

How to Vote

After receiving the Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials), registered shareholders are urged to visit www.proxyvote.com to access our proxy materials. You will have the opportunity to vote your common shares online at www.proxyvote.com until May 22, 2012 at 11:59 p.m. EDT. When voting online, you must follow the instructions posted on the website and you will need the control number included on your Notice of Internet Availability (or proxy card, if applicable). If, after receiving the Notice of Internet Availability, you request (via toll-free telephone number, e-mail or online) that we send you paper or electronic copies of our proxy materials, you may vote your common shares by completing, dating and signing the proxy card included with the materials and returning it in accordance with the instructions provided. If you properly complete your proxy online or you complete, date, sign and return your proxy card no later than 11:59 p.m. EDT on May 22, 2012, your common shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

A registered shareholder may revoke a proxy at any time before it is exercised by filing with our Corporate Secretary a written notice of revocation or duly executing a proxy bearing a later date. A registered shareholder may also revoke a proxy by attending the Annual Meeting and giving written notice of revocation to the secretary of the meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Beneficial shareholders should follow the procedures and directions set forth in the materials they will receive from the broker, bank or other holder of record who is the registered holder of their common shares to instruct such registered holder how to vote those common shares or revoke previously given voting instructions. Please contact your broker, bank or other holder of record to determine the applicable deadlines. Beneficial shareholders who wish to vote at the Annual Meeting will need to obtain a completed form of proxy from the broker, bank or other holder of record who is the registered holder of their common shares.

Brokers, banks and other holders of record who hold common shares for beneficial owners in street name may vote such common shares on "routine" matters (as determined under New York Stock Exchange ("NYSE") rules), such as Proposal Four, without specific voting instructions from the beneficial owner of such common shares. Such brokers, banks and other holders of record may not, however, vote such common shares on "non-routine" matters, such as Proposal One, Proposal Two and Proposal Three, without specific voting instructions from the beneficial owner of such common shares. Proxies that are signed and submitted by such brokers, banks and other holders of record that have not been voted on "non-routine" matters are referred to as "broker non-votes." Broker non-votes will not be counted for purposes of determining the number of common shares necessary for approval of any matter to which broker non-votes apply (i.e., broker non-votes will have no effect on the outcome of such matter).

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC rules allow, your household may receive a single copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability. Upon request, we will promptly deliver a separate copy of the Annual Report to Shareholders, proxy materials and Notice of Internet Availability, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-800-542-1061, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will be sent separate copies of these documents.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Tabulation of Votes

Tabulation of the votes cast at the Annual Meeting will be performed by Broadridge, as inspected by our duly appointed inspectors of election.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the common shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote: (1) FOR the election of its nominated slate of directors (see Proposal One); (2) FOR the approval of the 2012 LTIP (see Proposal Two); (3) FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Disclosure and Analysis, compensation tables and the narrative discussion accompanying the tables (see Proposal Three); and (4) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2012 (see Proposal Four). If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

Vote Required to Approve a Proposal

Proposal One

Our Corporate Governance Guidelines contain a majority vote policy and our Amended Articles of Incorporation impose a majority vote standard. Specifically, Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. In all director elections other than uncontested elections, the nine director nominees receiving the greatest number of votes cast will be elected as directors. An "uncontested election" generally means an election of directors at a meeting of shareholders in which the number of director nominees does not exceed the number of directors to be elected and with respect to which no shareholder has submitted to us notice of an intent to nominate a candidate for election as a director at such meeting in accordance with our Code of Regulations, or, if such a notice has been submitted with respect to such meeting, prior to the commencement of the election of directors at such meeting, each such notice with respect to such meeting has been (1) withdrawn by its respective submitting shareholder in writing to our corporate secretary, (2) determined not to be a valid and effective notice of nomination, or (3) determined not to create a bona fide election contest.

A properly executed proxy marked as withholding authority with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated. Broker non-votes and abstentions will not be considered votes cast for or against or withheld from a director nominee's election at the Annual Meeting.

See the "Governance – Majority Vote Policy and Standard" section of this Proxy Statement for more information about our majority vote policy and standard.

Other Matters

For purposes of Proposal Two, Proposal Three and Proposal Four, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. The votes received with respect to Proposal Three and Proposal Four are advisory and will not bind the Board or us. A properly executed proxy marked "abstain" with respect to Proposal Two, Proposal Three and Proposal Four will not be voted with respect to such matter, although it will be counted for purposes of determining the number of common shares necessary for approval of such matter. Accordingly, an abstention will have the effect of a negative vote for purposes of Proposal Two, Proposal Three and Proposal Four. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nominees other than Mr. Chambers are currently directors on the Board. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees, including each nominee's age (as of the end of fiscal 2011), tenure as a director on the Board, current Board committee memberships, business experience and principal occupation for the past five or more years, the specific experience, qualifications, attributes or skills of each nominee that led to the conclusion that the nominee should serve as a director (which are in addition to the general qualifications discussed in the "Selection of Nominees by the Board" section below), and other public company directorships held by each nominee during the past five years. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

			Current Committee Membership			
Name	Age	Director Since	Audit Committee	Compensation Committee	Nominating / Corporate Governance Committee *(1)*	Strategic Planning Committee *(1)*
Jeffrey P. Berger	62	2006			*	
James R. Chambers	54	-				
Steven S. Fishman	60	2005				
Peter J. Hayes	69	2008	*			
Brenda J. Lauderback	61	1997			*	
Philip E. Mallott	54	2003	**			*
Russell Solt	64	2003	*	*		
James R. Tener	62	2005		*		
Dennis B. Tishkoff	68	1991		**		*

* Committee Member

** Committee Chair

(1) David T. Kollat, who is retiring at the Annual Meeting and is not standing for re-election, currently serves as the Chair of our Nominating/Corporate Governance Committee and our Strategic Planning Committee.

Jeffrey P. Berger is the former Executive Vice President, Global Foodservice, and President and Chief Executive Officer of Heinz North America Foodservice (manufacturer and marketer of processed food products). The Board would be well served by the perspective provided by Mr. Berger's 14 years of experience as a chief executive of a multibillion dollar company and his qualification as an "audit committee financial expert," as defined by applicable SEC rules.

James R. Chambers is the former President of the US Snacks and Confectionery business unit and General Manager of the Immediate Consumption Channel of Kraft Foods Inc. (food manufacturer). Mr. Chambers also served as President and CEO of Cadbury Americas (confectionery manufacturer), and as the President and Chief Executive Officer of Remy Amerique (spirits manufacturer). Prior to Remy, Mr. Chambers served as the Chief Executive Officer of Paxonix, Inc. (online branding and packaging process solutions business), as the Chief Executive Officer of Netgrocer.com (online grocery retailer), and as the Group President of Information Resources, Inc. (global market research provider). Mr. Chambers spent the first 17 years of his career at Nabisco (food manufacturer), where he held leadership roles in sales, distribution, marketing and information technology, culminating in the role of President, Refrigerated Foods. Mr. Chambers previously served as a director of B&G Foods (food manufacturer) for seven years where he chaired the Nominating and Governance Committee and served on the Compensation Committee. Mr. Chambers' extensive cross-functional packaged goods industry experience and 15 year track record in general management make him an excellent candidate to serve on the Board.

Steven S. Fishman is the Chairman, Chief Executive Officer and President of Big Lots. Before joining us in July 2005, Mr. Fishman served as the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc. (furniture retailer that filed for bankruptcy on November 4, 2004); the Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer that filed for bankruptcy on September 8, 2004); and the President and Founder of SSF Resources, Inc. (investment and consulting). Mr. Fishman's strong leadership skills, proven management capabilities, and more than 36 years of diverse retail experience with discount, specialty and department store retailers, including 25 years of experience in a senior executive role, make Mr. Fishman an excellent choice to continue serving on the Board.

Peter J. Hayes is the former Chief Operating Officer of Variety Wholesalers, Inc. (retailer). Mr. Hayes also previously served as the President and Chief Operating Officer of Family Dollar Stores, Inc. (retailer); and the Chairman and Chief Executive Officer of the Gold Circle / Richway divisions of Federated Department Stores, Inc. (retailer). Mr. Hayes' experience in discount retail, his leadership experience at large corporations and his qualification as an "audit committee financial expert," as defined by applicable SEC rules, make him well suited to continue serving on the Board.

Brenda J. Lauderback is the former President – Wholesale Group of Nine West Group, Inc. (retail and wholesale footwear). Ms. Lauderback also previously served as the President – Footwear Wholesale of U.S. Shoe Corporation (retail and wholesale footwear); and the Vice President, General Merchandise Manager of Dayton Hudson Corporation (retail stores). Ms. Lauderback is also currently a director of Denny's Corporation (where she is the chair of the corporate governance and nominating committee and a member of the compensation and incentives committee), Select Comfort Corporation (where she is the chair of the corporate governance and nominating committee), and Wolverine World Wide, Inc. (where she is the chair of the governance committee and a member of the audit committee). Ms. Lauderback previously served as a director of Irwin Financial Corporation. Ms. Lauderback's extensive service on the boards of other public companies and experience in leadership roles with other retailers make her well-suited to continue serving on the Board.

Philip E. Mallott is an independent financial consultant and retail stock analyst. Mr. Mallott previously served as the Vice President and Chief Financial Officer of Intimate Brands, Inc. (retail stores). Mr. Mallott previously served as a director of Tween Brands, Inc. Mr. Mallott's qualification as an "audit committee financial expert," his experience as a certified public accountant, his service on the boards of other public companies and charitable organizations, and his experience in leadership roles with other retailers led to the conclusion that he would continue to be a valuable member of the Board.

Russell Solt is the former Director of Investor Relations of West Marine, Inc. (specialty retailer and catalog company) where he also previously served as the Executive Vice President and Chief Financial Officer. Additionally, Mr. Solt previously served as the Chief Financial Officer of Venture Stores, Inc. (discount retailer) and Williams-Sonoma, Inc. (specialty retailer). Mr. Solt's experience as a certified public accountant and as the Chief Financial Officer of other publicly-traded retailers, his background in investor relations and his qualification as an "audit committee financial expert," makes him well-suited to continue serving on the Board.

James R. Tener is the former President and Chief Operating Officer of Brook Mays Music Company (retail and wholesale music that filed for bankruptcy on July 11, 2006). Mr. Tener also previously served as the Chief Operating Officer of The Sports Authority (sporting goods retailer). Mr. Tener's extensive experience in senior leadership roles of other publicly-traded retailers and prior service on the board of a privately-held company make him a strong choice to continue serving on the Board.

Dennis B. Tishkoff is the Chairman and Chief Executive Officer of Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler), and the President of Tishkoff and Associates, Inc. (retail consultant). Mr. Tishkoff previously served as the President and Chief Executive Officer of Shoe Corporation of America (footwear retailer). Mr. Tishkoff's extensive experience in senior management roles of other retailers and wholesalers, his experience with importing merchandise and his leadership skills led to the conclusion that he will continue to be a valuable member of the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

Board Leadership and Presiding Director

The Board is currently comprised of the individuals identified in Proposal One other than Mr. Chambers. Aside from Mr. Fishman, each of the other nominees and Mr. Kollat are independent as defined by the applicable NYSE and SEC rules), non-employee directors ("outside directors"). Mr. Fishman is our Chief Executive Officer ("CEO") and serves as Chairman of the Board. The Board also has a presiding director whose primary responsibility is to lead executive sessions of the Board in which our CEO and other members of management are not present. The role of presiding director is rotated quarterly among the outside directors. The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our CEO to address the matters discussed during the executive session.

We believe that the current structure of the Board provides both independent leadership and the benefits afforded by having our CEO also serve as Chairman of the Board. As the individual with primary responsibility for managing our day-to-day operations, our CEO is best positioned to chair regular Board meetings as we discuss key business and strategic issues. Coupled with an independent presiding director, this structure provides independent oversight while avoiding unnecessary confusion regarding the Board's oversight responsibilities and the day-to-day management of our business operations. The Board also believes that Mr. Fishman's leadership, integrity and vision have been instrumental in our success and that he has the ability to execute both the short-term and long-term strategies necessary in the competitive marketplace in which we operate. Additionally, we have implemented mechanisms that we believe will ensure that we continue to maintain high standards of corporate governance and the continued accountability of our CEO to the Board, including a super-majority of independent outside directors on the Board, the use of a presiding director, and the appointment of only independent outside directors to chair and serve on each of our standing Board committees.

Board Meetings in Fiscal 2011

Five meetings of the Board were held during fiscal 2011. During fiscal 2011, each director attended at least 75% of the aggregate of meetings of the Board and all meetings held by the committees on which he or she served (in each case, held during the periods that he or she served). It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Other than Mr. Chambers, each director named in Proposal One and Mr. Kollat attended the most recent annual meeting of shareholders held in May 2011. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board and the committees of which he or she is a member.

Role of the Board's Committees

The Board has standing Audit, Compensation, and Nominating / Corporate Governance Committees. The Board also has a Strategic Planning Committee. Each committee reports on its activities to the Board.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (1) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (2) our compliance with legal and regulatory requirements; (3) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance; (4) the performance of our system of internal controls; (5) our audit, accounting and financial reporting processes generally; and (6) the evaluation of enterprise risk issues. The Audit Committee was established in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and each of its members is independent as required by the Audit Committee's charter and by the applicable NYSE and SEC rules. The Board has determined that each member of the Audit Committee satisfies the standards for an "audit committee financial expert," as defined by applicable SEC rules, and is "financially literate," as required by NYSE rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee met eight times during fiscal 2011.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of the five executives named in the Summary Compensation Table ("named executive officers") and other executives holding the office of executive vice president or senior vice president.

The responsibilities of the Compensation Committee include: (1) establishing our general compensation philosophy; (2) overseeing the development of our compensation programs; (3) approving goals and objectives for the incentive compensation awarded to the EMC members; (4) reviewing and recommending to the Board the other compensation for the non-CEO EMC members; (5) administering our compensation programs; and (6) reporting on the entirety of the executive compensation program to the Board. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Compensation Committee met six times during fiscal 2011.

Nominating / Corporate Governance Committee

The responsibilities of the Nominating / Corporate Governance Committee include: (1) recommending individuals to the Board for nomination as members of the Board and its committees; (2) taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines; and (3) reviewing the compensation of the members of the Board and recommending any changes to such compensation to the Board for its approval. All members of the Nominating / Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating / Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Nominating / Corporate Governance Committee met three times during fiscal 2011. The Corporate Governance Guidelines, which comply with NYSE rules, can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Strategic Planning Committee

The responsibilities of the Strategic Planning Committee include: (1) assisting the Board and management in strategic planning, including monitoring issues associated with CEO succession and management development; (2) providing guidance to the Board and management in the development of long-term business objectives and strategic plans; and (3) reviewing the long-term business objectives and strategic plans developed by management. All members of the Strategic Planning Committee are independent.

The functions of the Strategic Planning Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Strategic Planning Committee meets as it deems necessary.

Selection of Nominees by the Board

The Nominating / Corporate Governance Committee has oversight over a broad range of issues relating to the composition and operation of the Board. The Nominating / Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating / Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating / Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee and has not adopted a policy with regard to the consideration of diversity in identifying director nominees, the Committee considers factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, age, and compatibility with our CEO and other members of the Board. The Nominating / Corporate Governance Committee also considers other relevant factors that it deems appropriate, including the current composition of the Board, diversity, the balance of management and independent directors, and the need for committee expertise. Before commencing a search for a new director nominee, the Nominating / Corporate Governance Committee confers with the Board regarding the factors it intends to consider in its search.

In identifying potential candidates for Board membership, the Nominating / Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating / Corporate Governance Committee, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

After completing its evaluation of a prospective nominee, the Nominating / Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board. The Board then decides whether to approve the nominee after considering the recommendation and report of the Nominating / Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee by the chair of the Nominating / Corporate Governance Committee and our CEO, after approval by the Board.

Pursuant to its written charter, the Nominating / Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. The Nominating/Corporate Governance Committee retained a search firm to assist in identifying a prospective Board member in connection with Mr. Kollat's retirement from the Board at the Annual Meeting.

Majority Vote Policy and Standard

Our Amended Articles of Incorporation impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election shall be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. The majority vote policy contained in our Corporate Governance Guidelines requires any nominee for director who does not receive more votes cast for such nominee's election than votes cast against and/or withheld as to his or her election to deliver his or her resignation from the Board to the Nominating / Corporate Governance Committee. See the "About the Annual Meeting - Vote Required to Approve a Proposal - Proposal One" section of this Proxy Statement for more information about what constitutes an uncontested election. Abstentions and broker non-votes have no effect in determining whether the required affirmative majority vote has been obtained. Upon its receipt of such resignation, the Nominating / Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action. The Board will act on the recommendation of the Nominating / Corporate Governance Committee no later than 100 days following the certification of the shareholder vote. The Nominating / Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will evaluate such resignation in light of the best interests of Big Lots and our shareholders and may consider any factors and other information they deem relevant. We will promptly publicly disclose the Board's decision in a periodic or current report to the SEC.

Determination of Director Independence

Pursuant to the Corporate Governance Guidelines, the Board undertook its most recent annual review of director independence in March 2012. During this annual review, the Board considered all transactions, relationships and arrangements between each director and director nominee, his or her affiliates, and any member of his or her immediate family, on one hand, and Big Lots, its subsidiaries and members of senior management, on the other hand. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director or director nominee is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Fishman, all of the directors and director nominees are independent of Big Lots, its subsidiaries and its management under the standards set forth in the NYSE rules, and no director or director nominee has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment by Big Lots.

In determining that each of the directors and director nominees other than Mr. Fishman is independent, the Board considered charitable contributions to not-for-profit organizations of which these directors, director nominees or immediate family members are executive officers or directors, none of which approached the disqualifying thresholds set forth in the NYSE rules. Accordingly, the Board determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors or director nominees.

Related Person Transactions

The Board and the Nominating / Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating / Corporate Governance Committee have enlisted the assistance of our General Counsel's office and human resources management to fulfill this responsibility. Our written Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies address governance matters and prohibit, without the consent of the Board or the Nominating / Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating / Corporate Governance Committee also evaluates "related person transactions." Consistent with SEC rules, we consider a related person transaction to be any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships): (1) involving more than $120,000 in which we and any of our directors, nominees for director, executive officers, holders of more than five percent of our common shares, or their respective immediate family members were or are to be a participant; and (2) in which such related person had, has or will have a direct or indirect material interest. Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and that they believe may constitute related person transactions to the attention of our General Counsel. If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating / Corporate Governance Committee. Thereafter, the Nominating / Corporate Governance Committee will review the related person transaction, considering all factors and information it deems relevant, and either approve or disapprove the transaction in light of what the Committee believes to be the best interests of Big Lots and our shareholders. If advance approval is not practicable or if a related person transaction that has not been approved is discovered, the Nominating / Corporate Governance Committee will promptly consider whether to ratify the related person transaction. Where advance approval is not practicable or we discover a related person transaction that has not been approved and in each such case the Committee disapproves the transaction, the Committee will, taking into account all of the factors and information it deems relevant (including the rights available to us under the transaction), determine whether we should amend, rescind or terminate the transaction in light of what it believes to be the best interests of our shareholders and company. We do not intend to engage in related person transactions disapproved by the Nominating / Corporate Governance Committee. Examples of factors and information that the Nominating / Corporate Governance Committee may consider in its evaluation of a related person transaction include: (1) the reasons for entering into the transaction; (2) the terms of the transaction; (3) the benefits of the transaction to us; (4) the comparability of the transaction to similar transactions with unrelated third parties; (5) the materiality of the transaction to each party; (6) the nature of the related person's interest in the transaction; (7) the potential impact of the transaction on the status of an independent outside director; and (8) the alternatives to the transaction.

Additionally, on an annual basis, each director, nominee for director and executive officer must complete a questionnaire that requires written disclosure of any related person transaction. These questionnaires are reviewed by the Nominating / Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or potential related person transactions.

Based on our most recent review conducted in the first quarter of fiscal 2012, we have not engaged in any related person transactions since the beginning of fiscal 2011.

Board's Role in Risk Oversight

The Board and its committees play an important role in overseeing the identification, assessment and mitigation of risks that are material to us. In fulfilling this responsibility, the Board and its committees regularly consult with management to evaluate and, when appropriate, modify our risk management strategies. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed about such risks through committee reports.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, and the evaluation of enterprise risk issues, particularly those risk issues not overseen by other committees. The Compensation Committee is responsible for overseeing the management of risks relating to our compensation programs. The Nominating / Corporate Governance Committee manages risks associated with corporate governance, related person transactions, and business conduct and ethics. The Strategic Planning Committee assists the Board and management in managing risks related to strategic planning and succession planning. The Public Policy and Environmental Affairs Committee, a management committee that reports to the Nominating / Corporate Governance Committee, oversees management of risks associated with public policy, environmental and social matters that may affect our operations, performance or public image.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees. We also have a Code of Ethics for Financial Professionals which is applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, at this location on our website.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, Mr. Solt, Mr. Tener and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or has or, during fiscal 2011, had a material interest in any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serve or, during fiscal 2011, served as a member of the board of directors or compensation committee of any other company that has or had an executive officer serving as a member of the Board or our Compensation Committee.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call:	(866) 834-7325
Write:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail:	http://biglots.safe2say.info

Under a process approved by the Nominating / Corporate Governance Committee for handling correspondence received by us and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating / Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially.

DIRECTOR COMPENSATION

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each outside director is compensated for Board and committee participation in the form of retainers and fees and a restricted stock award.

Retainers and Fees

The retainers and fees we paid to outside directors for fiscal 2011 consisted of: (1) an annual retainer of $45,000; (2) an additional annual retainer of $15,000 for the chair of the Audit Committee; (3) an additional annual retainer of $10,000 for the chairs of the Compensation Committee and the Nominating / Corporate Governance Committee; (4) $1,500 for each Board meeting attended in person; (5) $1,250 for each committee meeting attended in person; (6) $500 for each Board or committee meeting attended telephonically; and (7) the ability to nominate one or more charities to receive from us donations in the aggregate amount of up to $10,000 per outside director. In addition, during fiscal 2011, the Board determined that the outside directors' duties were requiring a greater time commitment than contemplated by our Non-Employee Director Compensation Package, and accordingly each outside director was paid additional fees commensurate with such service. No retainers or fees are paid in connection with a director's service to the Strategic Planning Committee. During fiscal 2011, Messrs. Berger, Hayes, Kollat, Mallott, Solt, Tener and Tishkoff and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Due to our employment of Mr. Fishman, he did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Restricted Stock

In fiscal 2011, the outside directors also received a restricted stock award having a grant date fair value equal to approximately $95,000 (2,858 common shares). The fiscal 2011 restricted stock awards were made in May 2011 under the Big Lots 2005 Long-Term Incentive Plan ("2005 LTIP"). The restricted stock awarded to the outside directors in fiscal 2011 will vest on the earlier of (1) the trading day immediately preceding the Annual Meeting or (2) the outside director's death or disability (as that term is defined in the 2005 LTIP). However, the restricted stock will not vest if the outside director ceases to serve on the Board before either vesting event occurs.

Director Compensation Table for Fiscal 2011

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2011.

Name (a)	Fees Earned or Paid in Cash ($)*(1)* (b)	Stock Awards ($)*(2)(3)* (c)	Option Awards ($)*(4)* (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)*(5)* (g)	Total ($) (h)
Mr. Berger	100,250	95,000	—	—	—	10,000	205,250
Mr. Hayes	61,500	95,000	—	—	—	10,000	166,500
Mr. Kollat	110,250	95,000	—	—	—	10,000	215,250
Ms. Lauderback	58,250	95,000	—	—	—	10,000	163,250
Mr. Mallott	133,500	95,000	—	—	—	10,000	238,500
Mr. Solt	109,250	95,000	—	—	—	10,000	214,250
Mr. Tener	60,750	95,000	—	—	—	10,000	165,750
Mr. Tishkoff	112,250	95,000	—	—	—	10,000	217,250

(1) Amounts in this column include the additional fees paid to the outside directors for their increased time commitment in fiscal 2011. The additional fees paid to each outside director were as follows: Mr. Berger ($45,000); Mr. Hayes ($3,500); Mr. Kollat ($45,000); Ms. Lauderback ($3,000); Mr. Mallott ($60,000); Mr. Solt ($45,000); Mr. Tener ($3,500); and Mr. Tishkoff ($45,000).

(2) Amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted to the outside directors in fiscal 2011 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), excluding the effect of any estimated forfeitures. The full grant date fair value of the fiscal 2011 restricted stock award granted to each outside director, as computed in accordance with ASC 718, was based on individual awards of 2,858 common shares at a per common share value of $33.24 on the grant date (i.e., $95,000 per outside director). In accordance with ASC 718 and the 2005 LTIP, the per common share grant date value is the average of the opening price and the closing price of our common shares on the NYSE on the grant date.

(3) As of January 28, 2012, each individual included in the table held 2,858 shares of restricted stock.

(4) Prior to fiscal 2008, the outside directors received an annual stock option award under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("Director Stock Option Plan"). The Director Stock Option Plan was terminated on May 30, 2008 and no stock option awards were granted to any outside directors in fiscal 2011. As of January 28, 2012, each individual included in the table held stock options to purchase the following number of common shares: Mr. Berger: 20,000; Mr. Hayes: 0; Mr. Kollat: 60,000; Ms. Lauderback: 30,000; Mr. Mallott: 25,000; Mr. Solt: 4,000; Mr. Tener: 15,000; and Mr. Tishkoff: 4,000.

(5) Amounts in this column reflect payments made by us during fiscal 2011 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than five percent of our common shares, each director and director nominees, each of the executive officers named in the Summary Compensation Table, and all our executive officers, directors and director nominees as a group. The assessment of holders of more than five percent of our common shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of March 9, 2012.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership *(1)*	Percent of Outstanding Common Shares
Lisa M. Bachmann	252,812	*
Jeffrey P. Berger	33,192	*
James R. Chambers	0	*
Joe R. Cooper	144,375	*
Steven S. Fishman	1,296,443	2.0%
Peter J. Hayes	5,542	*
Charles W. Haubiel II	168,750	*
David T. Kollat	26,250	*
Brenda J. Lauderback	10,402	*
Philip E. Mallott	37,692	*
John C. Martin	70,450	*
Russell Solt	8,767	*
James R. Tener	31,192	*
Dennis B. Tishkoff	13,801	*
Sasco Capital, Inc. *(2)*	5,501,261	8.4%
The Vanguard Group, Inc. *(3)*	4,343,312	6.6%
BlackRock, Inc. *(4)*	3,305,297	5.0%
All directors and executive officers as a group (20 persons)	2,543,259	3.9%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of March 9, 2012 under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of March 9, 2012 under stock options exercisable within that period are as follows: Ms. Bachmann: 167,812; Mr. Berger: 20,000; Mr. Chambers: 0; Mr. Cooper: 59,375; Mr. Fishman: 452,510; Mr. Hayes: 0; Mr. Haubiel: 88,750; Mr. Kollat: 0; Ms. Lauderback: 0; Mr. Mallott: 25,000; Mr. Martin: 0; Mr. Solt: 0; Mr. Tener: 15,000; Mr. Tishkoff: 0; and all directors and executive officers as a group: 1,063,155.

(2) In its Schedule 13G/A filed on February 10, 2012, Sasco Capital, Inc., 10 Sasco Hill Road, Fairfield, CT 06824, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2011, had sole voting power over 1,843,020 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(3) In its Schedule 13G/A filed on February 9, 2012, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2011, had sole voting power over 90,985 of the shares, had sole dispositive power over 4,252,327 of the shares, had shared dispositive power over 90,985 of the shares, and had no shared

voting power over the shares. In its Schedule 13G/A, this reporting person indicated that its wholly-owned subsidiary, Vanguard Fiduciary Trust Company, was the beneficial owner and directs the voting of 90,985 common shares.

(4) In its Schedule 13G filed on February 9, 2012, BlackRock, Inc., 40 East 52nd Street, New York, NY 10022, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2011, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the Section 16(a) reports filed on behalf of these persons with the SEC and the written representations of our directors and executive officers that no other reports were required by them, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2011 with the reporting requirements of Section 16(a) of the Exchange Act.

PROPOSAL TWO: APPROVAL OF THE BIG LOTS 2012 LONG-TERM INCENTIVE PLAN

Based on the recommendation of the Compensation Committee (referred to as the "Committee" for purposes of this Proposal Two), the Board unanimously adopted, subject to shareholder approval at the Annual Meeting, the 2012 LTIP on March 30, 2012. If our shareholders approve the 2012 LTIP, it will become effective on May 23, 2012, and will replace the 2005 LTIP which will be frozen and no new awards will be granted thereunder. The Board recommends that shareholders approve the 2012 LTIP.

The 2012 LTIP is designed to support our long-term business objectives in a manner consistent with our executive compensation philosophy. The Board believes that by allowing us to continue to offer our employees long-term equity and qualified performance-based compensation through the 2012 LTIP, we will promote the following key objectives:

- aligning the interest of salaried employees, outside directors and consultants with those of our shareholders through increased participant ownership of our common shares; and
- attracting, motivating and retaining experienced and highly qualified salaried employees, outside directors and consultants who will contribute to our financial success.

As with the 2005 LTIP, the 2012 LTIP is an omnibus plan that provides for a variety of types of Awards to maintain flexibility. The 2012 LTIP will permit grants of (1) non-qualified stock options ("NQSOs"), (2) incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended and including applicable rules, regulations and authoritative interpretations thereunder ("IRC"), (3) stock appreciation rights ("SARs"), (4) restricted stock, (5) restricted stock units, (6) deferred stock units, (7) performance shares, (8) performance share units, (9) performance units, (10) cash-based awards, and (11) other stock-based awards (NQSOs, ISOs, SARs, restricted stock, restricted stock units, deferred stock units, performance shares, performance share units, performance units, cash-based awards and other stock-based awards are referred to collectively as "Awards"). All of our and our affiliates' employees, outside directors and consultants are eligible to receive Awards under the 2012 LTIP.

The total number of common shares available for Awards under the 2012 LTIP is equal to the sum of (1) 7,750,000 newly issued common shares plus (2) any common shares subject to the 4,702,362 outstanding awards as of March 15, 2012 under the 2005 LTIP that on or after March 15, 2012 cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable common shares). The Board believes that this number represents a reasonable amount of potential equity dilution and provides a powerful incentive for employees to increase the value of Big Lots for all of our shareholders.

As of March 15, 2012, there were 2,320,661 common shares available for grant under the 2005 LTIP and 4,702,362 common shares underlying awards outstanding under the 2005 LTIP (3,440,873 of which are underlying stock options and 1,261,489 of which are underlying restricted stock). As of March 15, 2012: (1) the weighted average exercise price of the 3,664,123 outstanding stock options under our equity compensation plans (including under those plans that previously terminated) was $32.89 and the weighted average remaining term was 4.95 years; and (2) there were 1,261,489 restricted stock awards outstanding under our equity compensation plans (all of which were issued under the 2005 LTIP). Between March 15, 2012 and May 23, 2012, we do not expect to grant awards under the 2005 LTIP covering more than 50,000 common shares.

We have made a concerted effort to manage to reasonable levels the annual run rate – that is, the total number of common shares underlying equity-related awards granted in any given fiscal year divided by the weighted-average number of common shares outstanding during that fiscal year. The annual run rate for fiscal 2009, 2010 and 2011 was 1.76%, 1.94% and 2.17%, respectively, resulting in a three-year average run rate of 1.96%. It is our intention to continue to manage our run rate over time to reasonable levels while ensuring that our executive compensation program is competitive and motivational.

The 2012 LTIP is designed to meet the requirements for deductibility of executive compensation under Section 162(m) of the IRC ("Section 162(m)") with respect Awards under the 2012 LTIP that are intended to qualify as "qualified performance-based compensation" under Section 162(m). In order to meet one of the Section 162(m) deductibility requirements, the 2012 LTIP imposes limits on the number of common shares underlying Awards that any one participant may receive, as described below in the "Limits on Awards" section of this Proposal Two.

The 2012 LTIP does not permit the repricing of Awards without the approval of shareholders or the granting of Awards with a reload feature.

The following is a summary of the 2012 LTIP. The summary is qualified in its entirety by reference to the complete text of the 2012 LTIP, a copy of which is attached to this Proxy Statement as Appendix A.

Administration

Subject to the terms of the 2012 Plan, the selection of participants in the 2012 LTIP, the level of participation of each participant and the terms and conditions of all Awards will be determined by the Committee. Each member of the Committee will be an "independent director" for purposes of our Corporate Governance Guidelines, the Committee's charter and the NYSE listing requirements; a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act; and an "outside director" within the meaning of Section 162(m). Currently, the Committee is comprised of three directors, each meeting all of these criteria. Consistent with the purpose of the 2012 LTIP, the Committee will have the discretionary authority to (1) interpret the 2012 LTIP, (2) prescribe, amend and rescind rules and regulations relating to the 2012 LTIP, and (3) make all other determinations necessary or advisable for the administration or operation of the 2012 LTIP. The Committee may delegate authority to administer the 2012 LTIP as it deems appropriate, subject to the express limitations set forth in the 2012 LTIP.

Limits on Awards

The Board has reserved a number of common shares for issuance under the 2012 LTIP equal to the sum of (1) 7,750,000 newly issued common shares plus (2) any common shares subject to the 4,702,362 outstanding awards as of March 15, 2012 under the 2005 LTIP that, on or after March 15, 2012, cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable common shares).

The 2012 Plan is designed with a flexible share pool. With a flexible share pool, the share authorization is based on the least costly award vehicle (generally stock options). The value of an option is compared to a full value award (a full value award is an award other than a stock option or SAR that is settled by the issuance of a common share) to determine a valuation ratio. We have used a binominal model to determine our valuation ratio of 1:2.15. This means that every time an option is granted, the authorized pool is reduced by one common share and every time a full value share is granted, the authorized pool is reduced by 2.15 common shares.

Of this number, no more than 7,750,000 common shares may be issued pursuant to grants of ISOs during the term of the 2012 LTIP. A participant may receive multiple Awards under the 2012 LTIP. Awards shall be limited to the following per participant annual fiscal year amounts:

Award Type	Annual Limit per Participant
Stock Options	2,000,000 common shares
SARs	2,000,000 common shares
Restricted Stock	1,000,000 common shares
Restricted Stock Units	1,000,000 common shares
Deferred Stock Units	1,000,000 common shares
Performance Shares, Performance Share Units and Performance Units	1,000,000 common shares or equivalent value
Cash-Based Awards	The greater of $7,000,000 or the value of 1,000,000 common shares
Other Stock-Based Awards	1,000,000 common shares

The common shares available for issuance under the 2012 LTIP will be our authorized but unissued common shares and treasury shares. Subject to the terms of the 2012 LTIP, common shares covered by an Award will only be counted as used to the extent they are actually issued. To the extent that any Award payable in common shares (1) terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such common shares, (2) is settled in cash in lieu of common shares, or (3) is exchanged with the Committee's permission prior to the issuance of common shares for Awards not involving common shares, the common shares covered thereby may again be made subject to Awards under the 2012 LTIP. However, common shares which are (a) not issued or delivered as a result of the net settlement of a stock option or stock-settled SAR, (b) withheld to satisfy tax withholding obligations on a stock option or SAR issued under the 2012 LTIP, (c) tendered to pay the exercise price of a stock option or the grant price of a SAR under the 2012 LTIP, or (d) repurchased on the open market with the proceeds of a stock option exercise will no longer be eligible to be again available for grant under the 2012 LTIP.

Eligibility and Participation

All of our and our affiliates' employees, outside directors and consultants will be eligible to participate in the 2012 LTIP. As of March 15, 2012, we and our affiliates had approximately 37,000 employees and eight outside directors. In fiscal 2011, approximately 95 employees, eight outside directors and no consultants received equity incentive awards, although this may vary from year to year. From time to time, the Committee will determine who will be granted Awards, the number of shares subject to such grants, and all other terms of Awards.

Types of Awards

Since June 2008, equity compensation awards to employees have been limited to NQSOs and restricted stock and equity compensation awards to outside directors have been limited to restricted stock, although the 2005 LTIP authorizes the grant of ISOs, NQSOs, SARs, restricted stock, restricted stock units and performance unit awards. The 2012 LTIP also provides a broad variety of Awards to preserve flexibility. The types of Awards that may be issued under the 2012 LTIP are described below.

Stock Options

Stock options granted under the 2012 LTIP may be either NQSOs or ISOs. The exercise price of any stock option granted may not be less than the fair market value of the Company's common shares on the date the stock option is granted. The stock option exercise price is payable (1) in cash, (2) by tendering previously acquired common shares (subject to the satisfaction of the holding period set forth in the 2012 LTIP) having an aggregate fair value at the time of exercise equal to the exercise price, (3) through a broker-assisted cashless exercise, or (4) by any combination of the foregoing.

The Committee determines the terms of each stock option grant at the time of the grant. However, the aggregate fair market value (determined as of the date of the grant) of the common shares subject to ISOs that are exercisable by any participant for the first time in any calendar year may not be greater than $100,000. The Committee specifies at the time each stock option is granted the time or times at which, and in what proportions, the stock option becomes vested and exercisable. No stock option shall be exercisable earlier than six months after the grant date or later than seven years after the grant date. In general, a stock option expires upon the earlier of (1) its stated expiration date or (2) one year after the participant terminates service (except in the case of ISOs which must be exercised within three months after a termination of service, other than due to death or disability).

Stock Appreciation Rights

A SAR entitles the participant, upon settlement, to receive a payment based on the excess of the fair market value of our common shares on the settlement date over the grant price of the SAR, multiplied by the number of SARs being settled. The grant price of a SAR may not be less than the fair market value of our common shares on the grant date. SARs may be payable in cash, our common shares or a combination of both.

The Committee determines the vesting requirements, the form of payment and other terms of a SAR. Vesting may be based on the continued service of the participant for specified time periods or the attainment of a specified business performance goal established by the Committee or both. No SAR shall be exercisable earlier than six months after the grant date or later than seven years after the grant date. In general, a SAR expires upon the earlier of (1) its stated expiration date or (2) one year after the participant terminates service. We have not issued any SARs under the 2005 LTIP, and do not currently have any SARs outstanding.

Restricted Stock

A restricted stock Award represents our common shares that are issued subject to restrictions on transfer and vesting requirements as determined by the Committee. Vesting requirements may be based on the continued service of the participant for specified time periods or the attainment of a specified business performance goal established by the Committee. In general, no more than one-third of a restricted stock Award may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the restricted stock may not vest sooner than the first anniversary after the grant date.

Subject to the transfer restrictions and vesting requirements of the restricted stock Award, the participant has the same rights as our shareholders during the restriction period, including all voting and dividend rights, although the Committee may provide that dividends and restricted stock certificates will be held in escrow during the restriction period (and forfeited or distributed depending on whether applicable performance goals or service restrictions have been met). Also, any stock dividends will be subject to the same restrictions that apply to the restricted stock upon which the stock dividends are issued. Unless the Committee specifies otherwise in the Award agreement, the restricted stock is forfeited if the participant terminates service before the restricted stock vests or if applicable terms and conditions have not been met at the end of the restriction period.

Restricted Stock Units

An Award of restricted stock units provides the participant the right to receive a payment based on the value of our common shares. Restricted stock units may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of a specified business performance goal established by the Committee. In general, no more than one-third of a stock-settled restricted stock unit Award may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the stock-settled restricted stock units may not vest sooner than the first anniversary after the grant date. Restricted stock units are payable in cash, our common shares or a combination of both, as determined by the Committee.

Participants receiving restricted stock units do not have, with respect to such restricted stock units, any of the rights of a shareholder. Unless the Committee specifies otherwise in the Award agreement, the restricted stock unit Award is forfeited if the participant terminates service before the restricted stock unit vests or if applicable terms and conditions have not been met at the end of the restriction period.

Deferred Stock Units

An Award of deferred stock units provides the participant the right to defer receipt of all or some portion of his or her annual compensation, annual incentive bonus and/or long-term compensation as permitted by the Committee, and for which the participant will receive a payment based on the value of our common shares. Deferred stock units shall be fully vested and non-forfeitable at all times. Deferred stock units, together with any dividend-equivalent rights credited with respect thereto, may be subject to such requirements, restrictions and conditions to payment as the Committee determines are appropriate. Deferred stock unit Awards are payable in cash, our common shares or a combination of both. Participants credited with deferred stock units shall not have, with respect to such deferred stock units, any of the rights of a shareholder of the Company.

Performance Shares, Performance Share Units and Performance Units

An Award of performance shares, performance share units or performance units provides the participant the right to receive our common shares if specified terms and conditions are met. Performance shares are restricted shares that are subject to performance based vesting. Performance share units are restricted stock units that are subject to performance based vesting. Performance units are cash based awards that are subject to performance based vesting. Performance share, performance share unit and performance unit Awards are payable in cash or our common shares or in a combination of both. Unless the Committee specifies otherwise when the Award is granted, if a participant terminates service for any reason before the performance shares, performance share units or performance units become vested, such Award will be forfeited.

Cash-Based Awards

An Award of cash-based awards provides the participant an opportunity to receive a cash payment. Cash-based awards may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of a specified performance goal established by the Committee. If a participant terminates service before the cash-based award vests, the Award will be forfeited.

Other Stock-Based Awards

An Award of other stock-based awards provides the participant an equity-based or equity-related right, which may provide the participant the right to receive our common shares. Other stock-based awards may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of a specified performance goal established by the Committee. In general, no more than one-third of an other stock-based award may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the other stock-based award may not vest sooner than the first anniversary after the grant date. If a participant terminates service for any reason before the other stock-based award vests, the Award will be forfeited.

Performance-Based Awards

Any Awards granted under the 2012 LTIP may be granted in a form that qualifies for the qualified performance-based compensation exception under Section 162(m). Under Section 162(m), the terms of the Award must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the Award, and must preclude discretion to increase the amount of compensation payable under the terms of the Award (but may give the Committee discretion to decrease the amount of compensation payable). The 2012 LTIP specifies performance goals that the Committee must use when granting a performance-based Award. As described above, the 2012 LTIP imposes certain limitations on the number and value of performance-based Awards to covered employees.

Effect of Change in Control

Awards under the 2012 LTIP are generally subject to special provisions upon the occurrence of a change in control (as defined in the 2012 LTIP). For Awards granted under the 2012 LTIP, if a change in control occurs, then: (1) all outstanding stock options and SARs under the 2012 LTIP shall become fully exercisable; (2) all remaining restrictions applicable to restricted stock and restricted stock units shall lapse and such restricted stock and restricted stock units shall become free of restrictions, fully vested and transferable or redeemed, as applicable; (3) all performance goals or other conditions applicable to performance shares, performance share units or performance units shall be deemed satisfied in full and the common shares or cash subject to such Award shall be fully distributable; (4) any remaining restrictions, performance goals or other conditions applicable to deferred stock units shall be deemed to be satisfied in full with the common shares or cash subject to such Award being fully distributable; and (5) all outstanding other stock-based awards or cash-based awards shall become fully vested. Payments under Awards that become subject to the excess parachute rules of Section 280G of the IRC may be reduced under certain circumstances. See the "Tax Treatment of Awards — Sections 280G and 4999" subsection below for more details.

Limited Transferability

All Awards or common shares subject to an Award under the 2012 LTIP are nontransferable except upon death, either by the participant's will or the laws of descent and distribution or through a beneficiary designation, and Awards are exercisable during the participant's lifetime only by the participant (or by the participant's legal representative in the event of the participant's incapacity).

Adjustments for Corporate Changes

In the event of a reorganization, recapitalization, merger, spin-off, stock split or other specified changes affecting us or our capital structure, the Committee is required to make equitable adjustments that reflect the effects of such changes to the participants. Such adjustments may relate to the number of our common shares available for grant, as well as to other maximum limitations under the 2012 LTIP (e.g., exercise prices and number of Awards), and the number of our common shares or other rights and prices under outstanding Awards.

Term, Amendment and Termination

The 2012 LTIP will have a term of 10 years expiring on May 23, 2022, unless terminated earlier by the Board. Although the Board or the Committee may amend or alter the 2012 LTIP, it may not do so without shareholder approval of any amendment or alteration to the extent shareholder approval is required by law, regulation or stock exchange rule. In addition, any amendment, alteration or termination of the 2012 LTIP or an Award agreement may not adversely affect any outstanding Award to a participant without the consent of that participant other than amendments for the purpose of (1) causing the 2012 LTIP to comply with applicable law, (2) permitting us to receive a tax deduction under applicable law, or (3) avoiding an expense charge to us or our affiliates.

Plan Benefits

Future benefits under the 2012 LTIP are not currently determinable. The Committee has discretionary authority to grant Awards pursuant to the 2012 LTIP which does not contain any provision for automatic grants.

Federal Income Tax Treatment of Awards

The following summary discussion of the United States federal income tax implications of Awards under the 2012 LTIP is based on the provisions of the IRC as of the date of this Proxy Statement. This summary is not intended to be exhaustive and does not, among other things, describe state, local or foreign tax consequences and such tax consequences may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions could vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant, vesting or exercise of Awards and the disposition of any acquired common shares.

Incentive Stock Options

ISOs may only be granted to our employees. No taxable ordinary income to the participant or a deduction to us will be realized at the time the ISO is granted or exercised. However, the excess of the fair market value of the common shares acquired over the stock option exercise price is an item of adjustment in computing the alternative minimum taxable income of the participant. If the participant holds the common shares received as a result of an exercise of an ISO for at least two years from the grant date and one year from the exercise date, then (1) any gain realized on disposition of the common shares is treated as a long-term capital gain and any loss sustained will be a long-term capital loss and (2) we are not entitled to a deduction. If the common shares acquired by an exercise of an ISO are disposed of within either of these periods (i.e., a "disqualifying disposition"), then the participant must include in his or her income, as taxable compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the common shares upon exercise of the stock option over the stock option exercise price (or, if less, the excess of the amount realized upon disposition over the stock option exercise price). In such case, we will generally be entitled to a deduction, generally in the year of such a disposition, for the amount includible in the participant's income as taxable compensation. The participant's basis in the common shares acquired upon exercise of an ISO is equal to the stock option exercise price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A NQSO results in no taxable income to the participant or deduction to us at the time it is granted. A participant exercising a NQSO will, at that time, realize taxable compensation in the amount of the difference between the stock option exercise price and the then-current fair market value of the common shares. Subject to the applicable provisions of the IRC, a deduction for federal income tax purposes will be allowable to us in the year of exercise in an amount equal to the taxable compensation recognized by the participant.

The participant's basis in such common shares is equal to the sum of the stock option exercise price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the common shares will be a long-term or short-term gain (or loss), depending upon the holding period of the common shares.

If a participant tenders previously owned common shares in payment of the NQSO exercise price, then, instead of the treatment described above, the following generally will apply: (1) a number of new common shares equal to the number of previously owned common shares tendered will be considered to have been received in a tax-free exchange; (2) the participant's basis and holding period for such number of new common shares will be equal to the basis and holding period of the previously owned common shares exchanged; (3) the participant will have compensation income equal to the fair market value on the exercise date of the number of new common shares received in excess of such number of exchanged common shares; (4) the participant's basis in such excess shares will be equal to the amount of such compensation income; and (5) the holding period in such common shares will begin on the exercise date.

Stock Appreciation Rights

Generally, a participant that receives a SAR will not recognize taxable income at the time the SAR is granted. If a participant receives the appreciation inherent in a SAR in cash, the cash will be taxed as ordinary compensation income to the participant at the time it is received. If a participant receives the appreciation inherent in a SAR in common shares, the spread between the then-current fair market value of the common shares and the grant price will be taxed as ordinary compensation income to the participant at the time it is received. In general, there will be no federal income tax deduction allowed to us upon the grant or termination of a SAR. However, upon the settlement of either form of SAR, we will generally be entitled to a deduction equal to the amount of ordinary income the participant is required to recognize as a result of the settlement.

Restricted Stock

Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made under the 2012 LTIP, unless the participant makes a Section 83(b) election described below. A participant who has not made such an election will recognize ordinary compensation income at the time the restrictions on the common shares lapse in an amount equal to the fair market value of the common shares at such time. We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the common shares on the date the restrictions lapse).

Deferred Stock Units

Generally, a participant who defers compensation into deferred stock units will not recognize income at the time the compensation would otherwise have been paid to the participant. Upon the settlement of the deferred stock unit, the participant will be taxed on the then-current fair market value of the shares or cash paid and we will be entitled to a deduction equal to the amount of ordinary compensation income the participant is required to recognize as a result of the settlement.

Other Awards

The current United States federal income tax consequences of other Awards authorized under the 2012 LTIP are generally in accordance with the following: (1) the fair market value of other stock-based awards is generally subject to ordinary compensation income tax at the time the restrictions lapse, unless the participant elects to accelerate recognition as of the date of grant; and (2) the amount of cash paid (or the fair market value of the common shares issued) to settle restricted stock units, performance shares, performance share units, performance units and cash-based awards is generally subject to ordinary compensation income tax. In each of the foregoing cases, we will generally be entitled to a corresponding federal income tax deduction at the same time the participant recognizes ordinary compensation income.

Dividend-Equivalent Rights

Participants may be granted dividend-equivalent rights in connection with any Award other than a stock option or SAR. A participant who receives dividend-equivalent rights with respect to an Award between the grant date and the date the Award is exercised, payable or vests or when the restrictions lapse or expires (as the terms of the Awards dictate) will recognize ordinary compensation income equal to the value of cash or common shares delivered and we will generally be entitled to a corresponding deduction for such dividends.

Section 162(m)

As described above, Section 162(m) generally provides that a company is prohibited from deducting compensation paid to certain "covered employees" (i.e., the principal executive officer and three other most highly compensated officers (other than the principal financial officer)) in excess of $1 million per person in any year. Compensation that qualifies as "qualified performance-based compensation" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. To qualify as qualified performance-based compensation, Awards must be granted under the 2012 LTIP by the Committee and satisfy the 2012 LTIP's limit on the total number of common shares that may be awarded to any one participant during a year. In addition, for Awards other than stock options to qualify as qualified performance-based compensation, the issuance or vesting of the Award, as applicable, must be contingent upon satisfying one or more of the performance criteria listed in the 2012 LTIP, as established and certified by the Committee.

Sections 280G and 4999

Section 280G of the IRC disallows deductions for excess parachute payments and Section 4999 of the IRC imposes penalties on persons who receive excess parachute payments. A parachute payment is the present value of any compensation amount that is paid to "disqualified individuals" (such as our and our subsidiaries' officers and highly paid employees) that are contingent upon or paid on account of a change in control – but only if such payments, in the aggregate, are equal to or greater than 300% of the participant's taxable compensation averaged over the five calendar years ending before the change in control (or over the participant's entire period of service if that period is less than five calendar years). This average is called the "Base Amount." An excess parachute payment is the amount by which any parachute payment exceeds the portion of the Base Amount allocated to such payment.

Some participants in the 2012 LTIP may receive parachute payments in connection with a change in control. If this happens, the value of each participant's parachute payment from the 2012 LTIP must be combined with other parachute payments the same participant is entitled to receive under other agreements or arrangements with us or our subsidiaries, such as an employment agreement or a change in control agreement. If the participant is a disqualified individual and the combined value of all parachute payments is an excess parachute payment, the participant must pay an excise tax equal to 20% of the value of all parachute payments above 100% of the participant's Base Amount. This tax is due in addition to other federal, state and local income, wage and employment taxes. Also, neither we nor any of our subsidiaries would be able to deduct the amount of any participant's excess parachute payment and the $1,000,000 limit on deductible compensation under Section 162(m) would be reduced by the amount of the excess parachute payment.

The 2012 LTIP addresses excess parachute payment penalties. Generally, if a participant in the 2012 LTIP receives an excess parachute payment, the value of the payment is reduced to avoid the excess parachute penalties. However, the 2012 LTIP also states that other means of dealing with these penalties will be applied if required by the terms of another written agreement (whether currently in effect or adopted in future) with us or any of our subsidiaries (such as an employment or a change in control agreement). Each named executive officer has an employment agreement with us that provides that if the payments received by the named executive officer in connection with a change in control constitute an excess parachute payment under Section 280G of the IRC, the named executive officer is entitled to reimbursement for any excise tax imposed under Section 4999 of the IRC, or the executive's benefits under his or her employment agreement will be reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount to the executive as compared to the excise tax reimbursement method. The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Section 83(b)

A participant may elect pursuant to Section 83(b) of the IRC to have compensation income recognized at the grant date of an Award of restricted stock, restricted stock units or performance units and to have the applicable capital gain holding period commence as of that date. If a participant makes this election, we will generally be entitled to a corresponding tax deduction equal to the value of the Award affected by this election. If the participant who has made an election subsequently forfeits the Award, then the participant will not be entitled to deduct the amount previously recognized as income.

Section 409A

Section 409A of the IRC imposes certain restrictions on amounts deferred under nonqualified deferred compensation plans and a 20% excise tax on amounts that are subject to, but do not comply with, Section 409A of the IRC. If the requirements of Section 409A are not complied with, holders of such Awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. Section 409A of the IRC includes a broad definition of nonqualified deferred compensation plans, which includes certain types of equity incentive compensation. It is intended that the Awards granted under the 2012 LTIP will comply with or be exempt from the requirements of Section 409A of the IRC and the treasury regulations promulgated thereunder (and any subsequent notices or guidance issued by the Internal Revenue Service).

Market Value

On March 30, 2012, the closing price of the Company's common shares traded on the NYSE was $43.02 per share.

Equity Compensation Plan Information

The following table summarizes information as of January 28, 2012, the end of fiscal 2011, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,676,423 *(1)(2)*	28.36	2,809,146 *(3)*
Equity compensation plans not approved by security holders	—	—	—
Total	3,676,423	28.36	2,809,146

(1) Includes stock options granted under the 2005 LTIP, the Director Stock Option Plan, and the Big Lots, Inc. 1996 Performance Incentive Plan ("1996 LTIP"). In addition, we had 741,289 shares of unvested restricted stock outstanding under the 2005 LTIP.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan, as of January 28, 2012, were as follows:

2005 LTIP	3,287,823
Director Stock Option Plan	158,000
1996 LTIP	230,600

(3) The common shares available for issuance under each shareholder-approved plan, as of January 28, 2012, were as follows:

2005 LTIP	2,809,146
Director Stock Option Plan	—
1996 LTIP	—

The 1996 LTIP terminated on December 31, 2005. The Director Stock Option Plan terminated on May 30, 2008. If the 2012 LTIP is approved by our shareholders at the Annual Meeting, the 2005 LTIP will terminate on May 23, 2012. The number of common shares available for issuance under the 2005 LTIP was adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 LTIP is in effect.

As of March 15, 2012, there were 2,320,661 common shares available for grant under the 2005 LTIP and 4,702,362 common shares underlying awards outstanding under the 2005 LTIP (3,440,873 of which are underlying stock options and 1,261,489 of which are underlying restricted stock). As of March 15, 2012: (1) the weighted average exercise price of the 3,664,123 outstanding stock options under our equity compensation plans (including under those plans that previously terminated) was $32.89 and the weighted average remaining term was 4.95 years; and (2) there were 1,261,489 restricted stock awards outstanding under our equity compensation plans (all of which were issued under the 2005 LTIP). Between March 15, 2012 and May 23, 2012, we do not expect to grant awards under the 2005 LTIP covering more than 50,000 common shares.

See the "Stock Ownership" section of this Proxy Statement for additional information with respect to security ownership of certain beneficial owners and management.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE PROPOSAL TO APPROVE THE 2012 LTIP.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Annual Report on Form 10-K for fiscal 2011 ("Form 10-K").

Members of the Compensation Committee

Dennis B. Tishkoff, Chair
Russell Solt
James R. Tener

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

Introduction

This CD&A describes our executive compensation program for fiscal 2011 and certain elements of our executive compensation program for fiscal 2012. We use our executive compensation program to attract, motivate and retain those who lead our business. In particular, this CD&A explains how the Board and the Compensation Committee of the Board (which we refer to as the "Committee" throughout this CD&A) made its compensation decisions for our named executive officers, who, for fiscal 2011 were: (1) Mr. Fishman, our Chairman, CEO and President; (2) Mr. Cooper, our Executive Vice President and Chief Financial Officer, and President, Big Lots Canada, Inc.; (3) Ms. Bachmann, our Executive Vice President, Supply Chain Management and Chief Information Officer; (4) Mr. Haubiel, our Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary; and (5) Mr. Martin, our Executive Vice President, Administration (Mr. Martin served as our Executive Vice President, Merchandising until assuming his current position on April 17, 2011).

Executive Summary

Our executive compensation program is designed to:

- attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer group;
- motivate our executives to contribute to our long-term success and reward them for their performance; and
- align the interests of our executives and shareholders through incentive-based compensation.

We believe that our executives should have a significant portion of their compensation tied to our performance and that the proportion of the at-risk incentive compensation they receive should increase as the executive's level of responsibility increases. The emphasis that we place on "pay for performance" is evidenced by the fact that 85.7% of the total compensation awarded to our named executive officers for fiscal 2011 was at-risk incentive compensation comprised of bonus opportunities and equity compensation. In some years, as was the case in fiscal 2011, our named executive officers may not realize significant portions of the at-risk incentive compensation awarded to them. While we believe our results in fiscal 2011 were generally positive, including our increase in earnings per share, continued focus on store growth in the United States and expansion into Canada, we did not meet the operating profit amount required for our named executive officers to receive bonuses for fiscal 2011 under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan"). Accordingly, the named executive officers did not receive bonuses for fiscal 2011.

In March 2010, the Committee and the other outside directors determined that Mr. Fishman's continued leadership and extraordinary contributions were important to our future performance due to our record growth and shareholder return during his tenure with Big Lots and his vision for our future. Accordingly, the Committee and the other outside directors believed it was in the best interests of Big Lots and our shareholders for Big Lots to enter into the retention agreement with Mr. Fishman to better assure the continuing service of Mr. Fishman so that he could continue to (1) strengthen our business performance and prospects for our continued growth, (2) return value to our stockholders and (3) implement our succession plans. The retention agreement was structured so that the compensation awarded thereunder is all at-risk incentive compensation, which strengthens the alignment between Mr. Fishman's pay and our performance. Under the terms of the retention agreement, Mr. Fishman's fiscal 2010, fiscal 2011 and fiscal 2012 equity awards are solely in the form of restricted stock and the number of common shares underlying each restricted stock award is dependent on our performance relative to the prior fiscal year's operating profit, subject to the collars set forth in the retention agreement. As a result of our fiscal 2011 operating profit performance, Mr. Fishman was awarded 240,000 common shares underlying his fiscal 2012 restricted stock award, a reduction of 10,000 common shares from the restricted stock award granted to him in fiscal 2011.

Key components of our measurement of the performance of our named executive officers have been our operating profit and earnings per share. We believe that our operating profit is an important financial measure, as it is a reflection of both top line sales and expense control, and when used year-over-year, it has the effect of promoting our long-term financial health. Additionally, the at-risk incentive compensation that we award in the form of equity is significantly impacted by the price of our common shares. As highlighted in the chart below, we have continued to grow our earnings per share, while rewarding our shareholders though the appreciation in the market price of our common shares. While our operating profit has generally increased in recent years, we experienced a slight decline in fiscal 2011 due to an operating loss attributable to our Canadian operations; consequently, Mr. Fishman's total compensation decreased in fiscal 2011. We believe we align the interests of our named executive officers with those of our shareholders by linking the compensation of our named executive officers with our performance through at-risk incentive compensation.

Company Performance and CEO Total Compensation in Fiscal 2009 - 2011



Stock Price at Fiscal Year End
CEO Total Compensation
Earnings Per Common Share - Diluted from Continuing Operations
Operating Profit (in thousand)
$40.00
Jan. 28, 2012
$31.82
Jan. 29, 2011
$28.41
Jan. 30, 2010
$13.45
Jan. 31, 2009
$13,394,075
$11,924,662
$9,786,526
$2.44
$325,010
$2.83
$357,345
$2.99(1)
$345,595(2)
Fiscal 2009
Fiscal 2010
Fiscal 2011

---

(1) Includes the impact of a loss of $0.19 per common share - diluted from continuing operations from our Canadian segment in fiscal 2011.

(2) Includes the impact of a $12,219 operating loss from our Canadian segment in fiscal 2011.

Committee Consideration of the Company's 2011 Shareholder Vote on Executive Compensation

At our 2011 Annual Meeting of Shareholders, we held our first shareholder advisory vote on the compensation of our named executive officers, as disclosed in our 2011 Proxy Statement (the "2011 say-on-pay vote"), as well as our first shareholder vote on the frequency of future say-on-pay votes. While the Committee was pleased that our shareholders approved the compensation of our named executive officers through the 2011 say-on-pay vote, the Committee's goal is to receive even broader support for the compensation of our named executive officers, as disclosed in this Proxy Statement. We did not modify any component of our executive compensation program for fiscal 2011 in response to the 2011 say-on-pay vote, as the vote occurred after the date the Committee established executive compensation for fiscal 2011.

As a result of the 2011 say-on-pay vote, the Committee directed our management to extend invitations to discuss our executive compensation program to 14 shareholders representing the beneficial ownership of nearly half of our common shares (as of December 31, 2011) in order to solicit their feedback and answer their questions regarding our executive compensation program. Four of those shareholders elected to schedule calls with us in response to our invitation. The reason most often cited by the shareholders who declined our invitation was that they had no outstanding concerns or questions regarding our executive compensation program. The shareholders who chose to participate in calls summarized their criteria for determining their say-on-pay votes and did not suggest specific changes to our executive compensation program.

The Committee was briefed on the feedback received during management's calls with shareholders. The Committee considered the shareholder votes as well as shareholder feedback and it:

- approved the holding of annual shareholder advisory votes on our executive compensation program, consistent with the outcome of the shareholder vote on the frequency of such votes at the 2011 Annual Meeting of Shareholders – with the say-on-pay vote proposal for 2012 presented to shareholders in this Proxy Statement; and
- determined that the 2012 LTIP, as presented in this Proxy Statement for approval at the Annual Meeting, would significantly differ from the 2005 LTIP in that the 2012 LTIP does not contain an evergreen provision.

The Committee will continue to carefully consider feedback from our shareholders. In addition, the Committee engaged Towers Watson, an independent compensation consultant, to present an overview of executive compensation trends that may be important to our shareholders and to advise the Committee on all principal aspects of executive compensation for fiscal 2012. The Committee's consideration of feedback from shareholders, along with market information and analyses provided by the independent compensation consultant, have influenced a number of changes to our executive compensation program over the past several years, including the elimination of Section 280G tax gross-up payments in employment agreements with newly hired and newly promoted executive officers. The Committee will also continue to design our executive compensation program guided by our executive compensation philosophy and core principles as described in this CD&A.

Philosophy and Objectives of our Executive Compensation Program

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. This philosophy drives our executive compensation program.

Consistent with our philosophy, each of our named executive officer's total compensation varies based on his or her performance, leadership, responsibilities, experience and the achievement of financial and business goals. To better ensure that our executive compensation program advances the interests of our shareholders, the value of bonus opportunities and equity awards under the program depends upon our financial performance and/or the price of our common shares. As a named executive officer's level of responsibility and the potential impact that a named executive officer could have on our operations and financial condition increase, the percentage of our named executive officer's compensation that is at risk through bonus and equity incentive compensation also increases.

The Board and the Committee periodically review our executive compensation philosophy and consider factors that may influence a change in our executive compensation philosophy. Consistent with our executive compensation philosophy, the Committee has identified the following key objectives for our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.*

  We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation "peer groups" discussed in the "Comparative Compensation Data" section of this CD&A. In addition, we believe most executives who consider changing their employer expect to receive amounts and elements of compensation that are comparable to those offered by most companies in our peer groups and/or their current employer. Accordingly, we generally do not structure our executive compensation program to be competitive with the programs of companies outside of our peer groups (although we may do so to attract a particular candidate who we believe is well-suited for our business). We believe the amounts and elements of compensation that we offer make us competitive within our peer groups, and that offering competitive packages has enabled us in recent years to attract and retain quality executives. We believe failing to offer competitive amounts and elements of compensation to candidates and our executives would impair our ability to attract and retain a high level of executive talent.

Each of the elements of compensation we provide serves a different role in attracting and retaining executives. Salary serves as a short-term retention tool. Bonus under the 2006 Bonus Plan is based on annual corporate financial performance and is designed primarily to retain executives on a year-to-year basis. Stock options issued under the 2005 LTIP vest over four years in equal annual increments and provide executives with an incentive to remain with us for up to the seven-year term of the stock option. Restricted stock awarded to most executives under the 2005 LTIP encourages executives to remain with us for up to five years after the award date, as the restricted stock generally vests only if (1) we meet a threshold corporate financial goal ("first trigger") and (2) either we meet another more challenging corporate financial goal ("second trigger") or the five-year period following the grant date lapses. As discussed in more detail in the "Retention Agreement" section of this CD&A, the restricted stock we awarded to Mr. Fishman in fiscal 2011 pursuant to his retention agreement is designed to assure us that we will have his continued services through March 2013. We believe that the perceived value to the executives of the personal benefits and perquisites we offer to them and the convenience of having these benefits when faced with the demands of their positions makes them a meaningful element of our compensation program.

- *Motivate executives to contribute to our success and reward them for their performance.*

We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year.

For an executive to earn a bonus under the 2006 Bonus Plan, we must achieve a minimum corporate performance amount established by the Committee at a time when achievement of that amount is substantially uncertain. Although bonuses will be paid to executives under the 2006 Bonus Plan for fiscal years in which we achieve minimum or target corporate performance amounts, our executives also have an opportunity to earn up to double the amount of their target bonus compensation if we exceed the target corporate performance amount. Conversely, if we do not meet the minimum corporate performance amount, executives do not receive a bonus under the 2006 Bonus Plan. We believe this structure is essential to motivate executives to not only meet the goals we set, but also to surpass those goals.

Restricted stock granted to executives under the 2005 LTIP is a full value award. Accordingly, we believe it is appropriate for us to require the achievement of a predetermined threshold corporate financial goal (i.e., the first trigger) before restricted stock issued under the 2005 LTIP may vest. We believe imposing a performance requirement in the form of a corporate financial goal, which is established by the Committee at a time when achievement of the goal is substantially uncertain, encourages positive performance and protects our shareholders from dilution in the absence of our performance. As discussed above, restricted stock awarded to our executives (other than to Mr. Fishman pursuant to his retention agreement) vests on an accelerated basis if we achieve the second trigger. The second trigger is established when the award is made, and is typically based on a projected multi-year corporate operating plan. The restricted stock awarded to Mr. Fishman pursuant to his retention agreement also requires that we achieve a corporate financial goal; however, if that goal is not achieved for the year in which it was established, there is no opportunity for that award to vest based on our performance in subsequent years.

- *Align the interests of executives and shareholders through incentive-based compensation.*

  We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance goals. Stock options awarded under the 2005 LTIP are valuable only if the market price of our common shares exceeds the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 LTIP vests only if we achieve a threshold corporate performance goal and its value is determined by the market price of our common shares. Accordingly, the realization and value of each of these elements of compensation is dependent upon our performance and/or the appreciation in the market value of our common shares.

  In fiscal 2011, 81.7% of the total compensation earned by our named executive officers was derived from incentive compensation in the form of restricted stock and, except for Mr. Fishman, stock options, as each is reflected in the Summary Compensation Table. As discussed above in the "Executive Summary" section of this CD&A, our named executive officers did not receive bonuses for fiscal 2011 under the 2006 Bonus Plan (which are reported as non-equity incentive compensation in the Summary Compensation Table). We believe this demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. We do not apply a specific formula or set a specific percentage at which incentive compensation is targeted or awarded for our named executive officers individually or as a group. Rather, the amount of total compensation that may be earned by each named executive officer through these forms of incentive compensation is subjectively determined based on each named executive officer's level of responsibility and potential impact on our operations and financial condition. The percentage of total compensation that a named executive officer may earn through these forms of incentive compensation generally increases as the executive's level of responsibility and impact on our business increases.

  Following the end of each fiscal year, we calculate and review the "at-risk incentive compensation" awarded to each named executive officer in that fiscal year as a percentage of the "total executive compensation awarded" to our named executive officer in that fiscal year to evaluate how effectively our incentive compensation programs address our objective of aligning executive compensation with the interests of our shareholders. We compute this calculation as follows:

At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded	=	At-Risk Incentive Compensation	=	Grant date fair value of stock awards	+	Grant date fair value of option awards	+	Maximum possible payout under non-equity incentive plan awards			
		Total Executive Compensation Awarded	=	Salary	+	Change in pension value and nonqualified deferred compensation earnings	+	All other compensation	+	At-Risk Incentive Compensation	

  The components of at-risk incentive compensation are the potential values to our named executive officer upon award, as reflected in the Grants of Plan-Based Awards in Fiscal 2011 table following this CD&A. The components of the total executive compensation awarded (other than at-risk incentive compensation) are the amounts actually earned by the named executive officer, as reflected in the Summary Compensation Table following this CD&A.

The following graph illustrates the total at-risk incentive compensation for each of our named executive officers as a percentage of the total executive compensation awarded for fiscal 2011:

Percentage of At-Risk Incentive Compensation


100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
89.2%
81.4%
81.3%
83.5%
77.8%
85.7%
Mr. Fishman
Mr. Cooper
Ms. Bachmann
Mr. Haubiel
Mr. Martin
Average

As reflected in the above graph, a significant portion of total executive compensation awarded to our named executive officers is at-risk incentive compensation which we believe exemplifies the emphasis of our executive compensation program on "pay for performance." In rewarding performance through at-risk incentive compensation, we believe we align the interests of our executives with those of our shareholders.

- *Manage executive compensation costs.*

  As we discuss in greater detail in the "Comparative Compensation Data" section of this CD&A, we compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups. While this comparison is not a determinative factor for setting compensation for our executives, we believe our review of the peer group data provides a market check and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.

- *Focus on corporate governance.*

  Although the compensation committees of some companies make all compensation decisions with respect to their executives, we believe it is consistent with best practices in corporate governance to reach a consensus among all outside directors when establishing executive compensation each year. While the Committee takes the lead in formulating executive compensation, we seek the approval of our five additional outside directors before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

Elements of In-Service Executive Compensation

The primary compensation elements for our named executive officers consist of salary, bonus opportunities under the 2006 Bonus Plan and equity awards made under the 2005 LTIP. In addition, our named executive officers are entitled to certain personal benefits and perquisites. We believe each of these elements and the mix of elements are necessary to provide a competitive executive compensation program and, as discussed above in "Philosophy and Objectives of our Executive Compensation Program" section of this CD&A, is consistent with our compensation philosophy and furthers our compensation objectives.

The Committee reviews each element at least annually. Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to a reduction in his or her compensation, a failure to receive equity awards, or the termination of his or her employment. Conversely, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial goals that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in our bonus and equity plans and the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

- *Salary*

  Salary is cash compensation and is established annually for each named executive officer. A minimum salary for each named executive officer is set forth in his or her respective employment agreement, as described below in the "Elements of In-Service Executive Compensation – Employment Agreements" section of this CD&A. Salary adjustments are subjectively determined and are not formally tied to specific performance criteria. The Committee has not adopted any specific schedule of salary increases and makes adjustments to our named executive officers' respective salaries without regard to adjustments in the salaries of other executives.

- *Bonus*

  Each named executive officer has the opportunity to earn an annual cash bonus under the 2006 Bonus Plan. Bonus payouts correspond to a percentage of each named executive officer's salary ("payout percentage") and are based on whether we achieve certain corporate performance amounts under one or more financial measures. The corporate performance amounts and financial measures are set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate operating plan, subject to the terms of the 2006 Bonus Plan and our named executive officers' employment agreements.

  The lowest level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "floor." A bonus is not paid under the 2006 Bonus Plan if we do not achieve at least the corporate performance amount that earns a floor bonus. The level at which we generally plan our performance and the associated payout under the 2006 Bonus Plan is referred to as the "target." The maximum level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "stretch." If our performance in a fiscal year exceeds the minimum corporate performance amount that earns a floor bonus, there is a corresponding increase in the amount of the bonus (up to a maximum at the stretch bonus level). Bonuses paid to our named executive officers under the 2006 Bonus Plan are considered "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2006 Bonus Plan.

- *Equity*

  All equity awards granted to our named executive officers since January 1, 2006 have been issued under the 2005 LTIP. Although the 2005 LTIP allows us to issue various types of equity awards, we have granted only stock options and restricted stock under the 2005 LTIP. The stock options vest based on the passage of time or, if earlier, upon the executive's death or disability (provided such event occurs at least six months after the grant date). The restricted stock awarded to Mr. Fishman pursuant to his retention agreement vests based on the achievement of a corporate financial goal. The restricted stock awarded to the other named executive officers vests based on the achievement of the first trigger and then the achievement of the second trigger, the passage of time, or the executive's death or disability. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2005 LTIP and the terms under which we have granted equity awards.

- *Personal Benefits and Perquisites*

  The following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (1) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (2) enhanced long-term disability insurance coverage; and (3) use of an automobile or payment of an automobile allowance. Mr. Fishman is also permitted to make limited non-business use of corporate aircraft. We believe that these personal benefits and perquisites, although immaterial to us in amount, are an important element of total compensation provided to our executives because of the value our executives place on these benefits and the convenience of having these benefits when faced with the demands of their positions. The Committee evaluates the personal benefits and perquisites received by named executive officers during its annual review of our named executive officers' total compensation.

We offer all full-time employees medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan"). We also offer employees at or above the vice president level, including our named executive officers, the opportunity to participate in the Executive Benefit Plan, which reimburses executives for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

We offer short-term disability coverage to all full-time employees and long-term disability coverage to all salaried employees. For our named executive officers, the benefits provided under the long-term disability plan are greater than for employees below the vice president level. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. We also pay the premiums for this long-term disability coverage and the amount necessary to hold our named executive officer harmless from the income taxes resulting from such premium payments.

All employees at or above the vice president level have the option to use an automobile or accept a monthly automobile allowance. The value of the automobile and the amount of the automobile allowance are determined based on the employee's level.

In fiscal 2011, the Compensation Committee authorized Mr. Fishman to use corporate aircraft for up to 120 hours of non-business flights, including any deadhead flights associated with his non-business use of corporate aircraft. Given the delays associated with early check-in requirements, security clearances, baggage claim and the need for additional time to avoid missing a flight due to possible delays at any point in the process, commercial travel has become even more inefficient in recent years. Accordingly, making the aircraft available to Mr. Fishman allowed him to efficiently and securely conduct business during both business and non-business flights and to maximize his availability to conduct business before and after his flights. In approving this benefit, the Committee took into account Mr. Fishman's extensive travel schedule, which, whether primarily for business or non-business purposes, frequently included a business element (e.g., visits to our stores or potential store locations). We also believe that the value of this benefit to Mr. Fishman, in terms of convenience and time savings exceeded the aggregate incremental cost that we incurred to make the aircraft available to him and, therefore, was an efficient form of compensation for him. We reported imputed income for income tax purposes for the value of Mr. Fishman's non-business use of corporate aircraft based on the Standard Industry Fare Level in accordance with the IRC, and the regulations promulgated thereunder. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft.

Employment Agreements

Each named executive officer is party to an employment agreement with us. The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ.

We entered into the employment agreements because the agreements provide us with several protections (including non-competition, confidentiality, non-solicitation and continuing cooperation provisions) in exchange for minimum salary levels and target and stretch bonus payout percentages, potential severance and change in control payments and other benefits. Further, we believe it is in our best interests and the best interests of our shareholders to enter into the employment agreements to assure the undivided loyalty and dedication of our named executive officers.

We negotiated the terms of each employment agreement, including the minimum salary levels and minimum target and stretch bonus payout percentages set forth therein, with the executive. In those negotiations, we considered many factors, including:

- our need for the services of the executive;
- the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition;
- the skills and past and anticipated future performance of the executive;
- the degree to which we believe the executive will be able to help improve our business;
- the compensation being paid to similarly-situated executives at peer group companies;
- the relationship between the compensation being offered to the executive and that being paid to the other EMC members;
- our perception of our bargaining power and the executive's bargaining power; and
- to the extent applicable, the elements and amounts of compensation being offered or paid to the executive by another employer.

Under the terms of their employment agreements, our named executive officers are each entitled to receive at least the following salaries, which amounts are not subject to automatic increases: Mr. Fishman: $1,200,000; Mr. Cooper: $440,000; Ms. Bachmann: $440,000; Mr. Haubiel: $350,000; and Mr. Martin: $520,000. The terms of each named executive officer's employment agreement also establish the minimum payout percentages that may be set annually for his or her target and stretch bonus levels. The minimum payout percentages set by the employment agreements for target bonus and stretch bonus, respectively, are as follows (expressed as a percentage of the executive's salary): Mr. Fishman: 100% and 200%; Mr. Cooper: 60% and 120%; Ms. Bachmann: 60% and 120%; Mr. Haubiel: 50% and 100%; and Mr. Martin: 60% and 120%.

Upon our entry into the employment agreements with our named executive officers, we believed, based on the contemporaneous annual executive compensation review completed by the Committee, the executives' salaries and payout percentages were commensurate with each executive's overall individual performance, job responsibilities, experience, qualifications and salaries and the payout percentages provided to similarly-situated executives at peer companies. Because the various factors considered when evaluating each named executive officer's salary and payout percentages change, the Committee annually reviews and, if warranted, adjusts the actual salaries and payout percentages for our named executive officers. See the "Salary for Fiscal 2011" and "Bonus for Fiscal 2011" sections of this CD&A for a further discussion of the salaries and payout percentages for our named executive officers for fiscal 2011.

Each employment agreement requires the named executive officer to devote his or her full business time to our affairs and prohibits the named executive officer from competing with us during his or her employment. Each named executive officer's employment agreement also includes several restrictive covenants that survive the termination of his or her employment, including confidentiality (infinite), non-solicitation (two years), non-disparagement (infinite), non-competition (one year but reduced to six months following a change in control), and continuing cooperation (three years for Mr. Fishman and infinite for the other named executive officers).

Unless the executive and we mutually agree to amend or terminate his or her employment agreement, its terms will remain unchanged and it will remain effective as long as we employ the executive. The consequences of termination of employment under the employment agreements depend on the circumstances of the termination.

Retention Agreement

Upon the recommendation of the Committee and the approval of the other outside directors, we entered into a retention agreement with Mr. Fishman in March 2010. The Committee and the other outside directors believed it was in the best interests of Big Lots and our shareholders to enter into the retention agreement to (1) better assure the continuing undivided loyalty and dedication of Mr. Fishman, (2) establish a more efficient manner for delivering compensation to Mr. Fishman and (3) provide compensation that is tax deductible qualified performance-based compensation. The Committee and the other outside directors determined that Mr. Fishman's continued leadership is important to our future performance due to our record growth and shareholder return during his tenure with Big Lots and his vision for our future. The Committee and the other outside directors desired to address their retention objective by delivering additional compensation to Mr. Fishman in an efficient manner (see the "Equity for Fiscal 2011" section of this CD&A below for more detail on our efficient use of common shares). In order to accomplish this goal, the Committee considered increasing Mr. Fishman's cash compensation, but instead elected to provide in the retention agreement that his equity awards for fiscal 2010, fiscal 2011 and fiscal 2012 will be made solely in the form of restricted stock, which also will allow us to benefit from the favorable tax treatment applicable to qualified performance-based compensation (see the "Tax and Accounting Considerations" section of this CD&A for a further discussion of the deductibility of qualified performance based compensation). The number of common shares underlying each restricted stock award is dependent on our performance relative to the prior fiscal year's operating profit, subject to collars established in the retention agreement.

Structuring Mr. Fishman's fiscal 2010, fiscal 2011 and fiscal 2012 equity awards solely in the form of restricted stock substantially reduced the total number of common shares underlying those awards compared to the total number of common shares underlying the equity awards made to him in prior years. For example, there were 530,000 common shares underlying Mr. Fishman's fiscal 2009 equity award, which consisted of 200,000 common shares underlying his restricted stock award and 330,000 common shares underlying his stock option award. In each of fiscal 2010 and fiscal 2011, however, there were only 250,000 common shares underlying Mr. Fishman's equity award which consisted solely of restricted stock. Accordingly, the revised equity award structure established by the retention agreement provided an annual reduction of 280,000 common shares, or 52.8% for fiscal 2010 and fiscal 2011 compared to Mr. Fishman's fiscal 2009 equity award. As a result of our fiscal 2011 operating profit performance, Mr. Fishman was awarded 240,000 common shares underlying his fiscal 2012 restricted stock award, a reduction of 10,000 common shares from the restricted stock award granted to him in fiscal 2011.

Mr. Fishman's fiscal 2010 and fiscal 2011 restricted stock awards have vested, as we achieved the corporate financial goals established at the beginning of each of those fiscal years and he remained employed by us through the first anniversary of the grant dates of those awards. Mr. Fishman's fiscal 2012 restricted stock award under the retention agreement will vest if (1) we achieve a corporate financial goal established at the beginning of fiscal 2012 and (2) Mr. Fishman is employed by us on March 31, 2013. In the event that Mr. Fishman's employment with us is terminated involuntarily without cause or he resigns pursuant to a constructive termination while his fiscal 2012 restricted stock award is outstanding, that award shall remain outstanding and, subject to our achievement of the applicable corporate financial goal, shall vest as if he had remained employed by us until the scheduled vesting date.

Post-Termination and Change in Control Arrangements

The employment agreements with our named executive officers provide for potential severance and change in control payments and other consideration, and the retention agreement with Mr. Fishman provides for the accelerated vesting of outstanding restricted stock and other consideration upon a change in control, as described below. The terms of these agreements were established through negotiation, during which we considered the various factors discussed above in the "Employment Agreements" and "Retention Agreement" sections of this CD&A. Our equity compensation plans also provide for the accelerated vesting of outstanding stock options and restricted stock in connection with a change in control.

The severance provisions of the agreements are intended to address competitive concerns by providing the executives with compensation that may alleviate the uncertainty associated with foregoing other opportunities and, if applicable, leaving another employer. The change in control provisions of the employment agreements dictate that the executive would receive certain cash payments and other benefits upon a change in control only if the executive is terminated in connection with the change in control. This "double trigger" is intended to allow us to rely upon each named executive officer's continued employment and objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by an actual or proposed change in control. These potential payments and benefits provide our named executive officers with important protections that we believe are necessary to attract and retain executive talent. The change in control provisions of the retention agreement with Mr. Fishman dictate that all outstanding restricted stock awards granted thereunder shall vest as of the date of a change in control.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary, bonus payout percentages or equity compensation amounts. We believe that the objectives of attracting and retaining qualified executives and providing incentives for executives to continue their employment with us would not be adequately served if potential payments to a named executive officer upon termination or change in control were a determinative factor in awarding current compensation.

See the "Potential Payments Upon Termination or Change in Control" narrative disclosure and tables following this CD&A for a discussion of compensation that may be paid to our named executive officers in connection with a change in control or the termination of their employment with us.

Indemnification Agreements

Each named executive officer is party to an indemnification agreement with us. Each indemnification agreement provides the named executive officer with a contractual right to indemnification from us in the event the executive becomes subject to a threatened or actual claim or lawsuit arising out of his or her service to us, unless the act or omission of the executive giving rise to the claim for indemnification was occasioned by his or her intent to cause injury to us or by his or her reckless disregard for our best interests, and, in respect of any criminal action or proceeding, he or she had reasonable cause to believe his or her conduct was unlawful. The indemnification agreements are intended to allow us to rely upon each named executive officer's objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by a threatened or actual claim or lawsuit. We believe that providing our named executive officers with the important protections under the indemnification agreements is necessary to attract and retain qualified executives.

Retirement Plans

We maintain four retirement plans: (1) a tax-qualified defined contribution plan ("Savings Plan"); (2) a non-qualified supplemental defined contribution plan ("Supplemental Savings Plan"); (3) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); and (4) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"). We believe that the Savings Plan and Supplemental Savings Plan are generally commensurate with the retirement plans provided by companies in our peer groups, and that providing these plans allows us to better attract and retain qualified executives. See the narrative disclosure accompanying the Nonqualified Deferred Compensation tables following this CD&A for a discussion of Savings Plan and Supplemental Savings Plan. Participation in the Pension Plan and Supplemental Pension Plan, which we do not believe are material elements of our executive compensation program, is limited to certain employees whose hire date precedes April 1, 1994. Our named executive officers have not been in the past and are not now eligible to participate in the Pension Plan or Supplemental Pension Plan.

Our Executive Compensation Program for Fiscal 2011

The Committee takes the lead in establishing executive compensation annually, but seeks approval of compensation decisions from the other outside directors. The Committee believes having all outside directors approve executive compensation is consistent with best practices in corporate governance. The Committee also requests from our CEO performance evaluations and recommendations on the compensation of the other EMC members because of his direct knowledge of the performance and contributions of each of the other EMC members. Additionally, as discussed in more detail below in the "Role of Management" and "Independent Compensation Consultant" sections of this CD&A, the Committee consults with management and may engage independent compensation consultants to take advantage of their specialized expertise.

The process of evaluating our executives begins at our Board meeting in the second quarter of the fiscal year before the fiscal year in which compensation adjustments will be made (e.g., in May 2010 for adjustments made in fiscal 2011) and continues quarterly through updates that our CEO delivers to the outside directors to keep them apprised of the performance of each other EMC member. At our Committee and Board meetings in the first quarter of the fiscal year for which compensation is being set (e.g., in March 2011 for fiscal 2011 compensation), our CEO provides the Committee and the other outside directors with a thorough performance evaluation of each other EMC member and presents his recommendations for their compensation. The Committee also conducts executive sessions to evaluate our CEO's performance, with the most detailed evaluation including all outside directors during our first quarter Board meeting. See the "Performance Evaluation" section of this CD&A for a discussion of the factors considered by our CEO, the Committee and the other outside directors when evaluating performance.

At its March 2011 meeting, the Committee:

- reviewed and discussed the continued appropriateness of our executive compensation program, including its underlying philosophy, objectives and policies;
- reviewed and discussed our CEO's performance, contributions and value to our business;
- reviewed and discussed our CEO's performance evaluations and compensation recommendations for the other EMC members;
- reviewed and discussed the comparative compensation data that it received through surveys conducted by independent compensation consultants and analyzed by management;
- analyzed the total compensation earned by each EMC member during the immediately preceding two fiscal years;
- analyzed the potential payments to each EMC member upon termination of employment and change in control events;
- considered the parameters on executive compensation awards established by the terms of the shareholder-approved plans under which bonus and equity compensation may be awarded and the employment agreements between us and each EMC member;
- prepared its recommendation on the compensation of each EMC member for fiscal 2011;
- determined that a bonus was payable under the 2006 Bonus Plan as a result of corporate performance in fiscal 2010; and
- determined that the corporate performance amount for Mr. Fishman's 2010 restricted stock award was achieved, and the first trigger for the fiscal 2010 restricted stock awards was achieved as a result of corporate performance in fiscal 2010.

The Committee then shared its recommendations on the EMC members' compensation, including the underlying data and analysis, with the other outside directors for their consideration and approval. The Committee's recommendations were, with respect to the EMC members other than the CEO, consistent with the CEO's recommendations. At the March 2011 Board meeting, the outside directors discussed with the Committee the form, amount of, and rationale for the recommended compensation and, consistent with the Committee's recommendations, finalized the compensation awards for the EMC members.

Except where we discuss the specifics of a named executive officer's fiscal 2011 compensation, the evaluation and establishment of our named executive officers' fiscal 2011 compensation was substantially similar. Based on their review of each element of executive compensation separately, and in the aggregate, the Committee and the other outside directors determined that our named executive officers' compensation for fiscal 2011 was reasonable and not excessive and was consistent with our executive compensation philosophy and objectives.

Salary for Fiscal 2011

The salaries paid to our named executive officers for fiscal 2011 are shown in the "Salary" column of the Summary Compensation Table. During its annual review of executive compensation in March 2011, the Committee considered our fiscal 2010 performance during a very difficult environment nationwide for retailers. The Committee and the other outside directors believed that our outstanding performance and growth in fiscal 2010 was a direct result of our named executive officers' individual performances, as discussed in the "Performance Evaluation" section of this CD&A. The Committee and other outside directors evaluated Mr. Fishman's fiscal 2010 salary and agreed it was competitive when compared to other salaries of the CEOs of the companies in our peer group and agreed to keep Mr. Fishman's salary at the same level in fiscal 2011. The Committee and the other outside directors also approved the following fiscal 2011 salaries for our other named executive officers: Mr. Cooper: $535,000; Ms. Bachmann: $535,000; Mr. Haubiel: $440,000; and Mr. Martin: $575,000. These annualized salaries became effective on March 20, 2011.

Bonus for Fiscal 2011

The bonuses paid to our named executive officers under the 2006 Bonus Plan for fiscal 2011 are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. At its annual review in March 2011, the Committee and other outside directors approved the financial measure, corporate performance amounts and payout percentages for the fiscal 2011 bonuses.

The Committee and the other outside directors selected operating profit as the financial measure for the fiscal 2011 bonuses because they believe it is a strong indicator of our profitability, ongoing operating results and financial condition. The Committee and other outside directors selected the corporate performance amounts based on the annual corporate operating plan set by the Board. The corporate performance amounts were set slightly below (for the floor bonus), at (for the target bonus), and above (for the stretch bonus) the projected operating profit in our annual corporate operating plan. The Committee and other outside directors believe the selected amounts provided challenging, but reasonable, levels of performance that were appropriate in light of our projected corporate operating plan for fiscal 2011, the then-current uncertainty regarding the general economic conditions in the United States, and our objective to promote sustained profitability while providing objectives that motivate our executives. Because the Committee and the other outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors and performance of the retail sector), the relationship between each of the corporate performance amounts and between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year.

The payout percentages for our named executive officers for fiscal 2011 were made at the discretion of the Committee and the other outside directors, subject to the minimum payout percentages established in each named executive officer's employment agreement. The Committee and other outside directors elected to maintain the bonus payout percentages for our named executive officers for fiscal 2011 at the same levels as in fiscal 2010. This decision was primarily driven by the belief that those bonus payout percentages were appropriate for fiscal 2011 to accomplish our executive compensation objectives.

In order to calculate bonuses under the 2006 Bonus Plan, we first calculate the financial measure for purposes of our financial statements. Once calculated for purposes of our financial statements, we adjust the measure for purposes of the bonus calculation, to remove the effect of events, transactions or accrual items set forth in the 2006 Bonus Plan and approved by the Committee early in each fiscal year when the corporate performance amount and bonus payout percentages are established. These adjustments may have the net effect of increasing or decreasing the resulting corporate performance amount. Additionally, the Committee may exercise negative discretion to cancel or decrease the bonuses earned (but not increase a bonus for a covered employee, as that term is used within Section 162(m) of the IRC). Accordingly, the resulting corporate performance amount may differ from the financial measure (i.e., operating profit) amount reflected in the financial statements included with our Form 10-K.

After calculating the financial measure and making the adjustments described in the preceding paragraph, the Committee exercised negative discretion to reduce the resulting fiscal 2011 corporate performance amount (to the amount reflected in the table below) to exclude certain accrual items that, under the 2006 Bonus Plan and the Committee's approval in March 2011, would have otherwise increased the corporate performance amount. The Committee opted to make the downward adjustment by excluding the accrual items principally because they were anticipated as part of the annual corporate operating plan upon which the financial measure and corporate performance amounts were established for fiscal 2011, and the Committee did not believe that the accrual items should have the effect of increasing the corporate performance amount for fiscal 2011 bonuses. The Committee's decision to exercise negative discretion was not based on corporate or individual performance factors.

The following table reflects the payout percentage for each bonus level and the corporate performance amount required to achieve the corresponding bonus level, with the results for fiscal 2011, calculated as described above (including the Committee's discretionary reduction discussed in the preceding paragraph), noted:

Bonus Level and 2011 Results	Payout Percentage (% of salary)					Corporate Performance Amount ($)
	Mr. Fishman	Mr. Cooper	Ms. Bachmann	Mr. Haubiel	Mr. Martin	
No Bonus	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0-375,210,999**
Floor	60.0	30.0	30.0	30.0	30.0	375,211,000
Target	**120.0**	**60.0**	**60.0**	**60.0**	**60.0**	**391,212,000**
Stretch	240.0	120.0	120.0	120.0	120.0	402,012,000
2011 Results	**0**	**0**	**0**	**0**	**0**	**364,271,946**

Our named executive officers did not earn a bonus for fiscal 2011 under our 2006 Bonus Plan, because our fiscal 2011 performance was lower than the corporate performance amount established for the floor bonus level. The primary objectives in setting the corporate performance amounts for fiscal 2011 was to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth. As a consequence of not making fiscal 2011 bonus payments, total cash compensation paid to our named executive officers for fiscal 2011 was generally at or below the median for our peer groups. We believe lower than market average total cash compensation is appropriate in light of our fiscal 2011 performance and furthers our objectives to motivate our executives and reward superior performance.

Equity for Fiscal 2011

All equity awards granted to our named executive officers in fiscal 2011 were made under the 2005 LTIP and are reflected in the Grants of Plan-Based Awards in Fiscal 2011 table. The equity compensation awarded to our named executive officers for fiscal 2011 consisted of restricted stock awards and, with the exception of Mr. Fishman, non-qualified stock options. The Committee believes that granting a significant quantity of restricted stock and stock options to our named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Accordingly, our named executive officers' equity interests in our organization, through restricted stock and stock options, comprise a substantial portion of their compensation. The Committee is not tied to any particular process or formula to determine the size of the equity awards granted to our named executive officers. The Committee instead uses its discretion to grant equity awards and may consider the various factors discussed below. The Committee undertook the following process to determine the size of the equity awards for our named executive officers for fiscal 2011:

- The Committee reviewed an estimate prepared by management of the number of common shares to be granted during fiscal 2011 to all recipients other than our CEO. As it related to the EMC members other than our CEO, this estimate was based on historical grant information, anticipated future events, and our CEO's evaluation of individual performance and recommendations.
- In executive session, the Committee evaluated and approved our CEO's recommendations for equity awards for the other EMC members and determined the equity award for our CEO. In each case, the Committee made these determinations based on historical grant information and the Committee's subjective views of comparative compensation data, retention factors, corporate performance (particularly operating profit, income from continuing operations, selling and administrative expenses and earnings per share against planned and prior performance), individual performance, the executive's level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common shares. See the introduction to the "Our Executive Compensation Program for Fiscal 2011" section and the "Performance Evaluation" section of this CD&A for a discussion of how our CEO and the Committee evaluate performance.

- The Committee reviewed the total number of common shares authorized for awards in fiscal 2011 to ensure that such amount would not exceed the total number of common shares available for grant in fiscal 2011. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the common shares available for issuance under the 2005 LTIP.

This process was employed to ensure that executive equity compensation is commensurate with corporate and individual performance and remains consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition increases. Specifically, the retention of Mr. Fishman, as discussed in the "Retention Agreement" section of this CD&A, and the items of corporate and individual performance, as described in the "Performance Evaluation" section of this CD&A, were the most significant factors in determining the size of the equity awards made to our named executive officers in fiscal 2011.

In comparison to the other named executive officers who received restricted stock and stock options, Mr. Fishman's fiscal 2011 equity award was solely in the form of restricted stock. The Committee and other outside directors believe this difference is necessary to retain Mr. Fishman, as they believe his continued leadership is important to our future performance, and to provide him with equity compensation that is competitive with the equity compensation awards made to chief executive officers by peer group companies. Additionally, this decision was driven by the following considerations:

- *The CEO should receive more at-risk incentive compensation than the other named executive officers.* Consistent with the philosophy of our executive compensation program, the Committee and other outside directors believe that our CEO should be awarded at-risk incentive compensation in larger amounts than the other named executive officers, because our CEO's level of responsibility and potential impact on our operations and financial condition are greater than the other named executive officers.
- *Restricted stock is generally more valuable to the executive than stock options and, therefore, requires fewer common shares to provide an equivalent value.* The per share value of restricted stock to the executive is generally greater than the per share value of stock options to the executive. This is generally true because stock options provide value to the executive only if and to the extent the market price of our common shares increases during the exercise period, while restricted stock provides value once it vests. Therefore, it is more efficient to deliver equity awards in the form of restricted stock. We can award fewer common shares in the form of restricted stock and still provide the executive with the same value that could be delivered by awarding a greater number of common shares underlying a stock option.
- *Awarding fewer common shares is less dilutive to our shareholders and the other equity award recipients.* Using fewer common shares underlying restricted stock awards to deliver an equivalent value to the executive in stock options has the benefit of being less dilutive to our shareholders and uses fewer of the common shares available under the 2005 LTIP. As discussed in the "Retention Agreement" section of this CD&A, we entered into a retention agreement with Mr. Fishman in March 2010 to provide him restricted stock awards as the only form of equity compensation in fiscal 2010, fiscal 2011 and fiscal 2012. In comparison to fiscal 2009 when Mr. Fishman received 530,000 common shares (i.e., 200,000 common shares underlying a restricted stock award and 330,000 common shares underlying a stock option award), the total number of common shares awarded to Mr. Fishman has been reduced by 280,000 common shares annually in fiscal 2010 and fiscal 2011 – a 52.8% reduction.
- *Counterbalancing factors: It is not permissible, and may not be cost-effective to us, to grant all equity awards in the form of restricted stock.* Although it may be more efficient and less dilutive to provide equity awards in the form of restricted stock, the: (1) 2005 LTIP prohibits us from awarding more than one-third of all awards granted pursuant to the plan in the form of restricted stock, restricted stock units and performance units; (2) financial statement expense to us associated with restricted stock is generally greater on a per share basis than the expense to us associated with stock options; and (3) Committee and other outside directors believe stock options also provide a strong incentive to increase shareholder value, because stock options provide value to the executive only if the market price of our common shares increases.

Pursuant to the terms of the retention agreement with Mr. Fishman, in order for his fiscal 2011 performance-based restricted stock award of 250,000 common shares to vest, (1) he had to remain employed by us through the first anniversary of the award and, (2) we had to achieve in fiscal 2011 at least 90% of the corporate performance amount that we achieved in fiscal 2010, as calculated for purposes of determining whether bonuses were payable under the 2006 Bonus Plan. Our operating profit, as adjusted to remove the effect of unusual or non-recurring events, transactions and accruals and any negative discretion exercised by the Committee, was used to determine the corporate performance amount. See the "Bonus for Fiscal 2011" section of this CD&A for more information regarding the calculation of the corporate performance amount. The corporate performance amount attained in fiscal 2010 was $357,900,213. Accordingly, in order for Mr. Fishman's fiscal 2011 restricted stock award to vest, we had to achieve a fiscal 2011 corporate performance amount of at least $322,110,191. Because the corporate performance amount for fiscal 2011 was $364,271,946 and Mr. Fishman remained employed beyond the first anniversary of the award, Mr. Fishman's 2011 restricted stock award vested on the first trading day after we filed with the SEC our Form 10-K for fiscal 2011.

The restricted stock awarded to our named executive officers, other than Mr. Fishman, in fiscal 2011 vests upon attaining the first trigger and the first to occur of (1) attaining the second trigger, (2) the lapsing of five years after the grant date while continuously employed, or (3) the grantee's death or disability (which results in the vesting of a prorated portion of the award). The financial measure applied to the restricted stock awards granted to the non-CEO named executive officers in fiscal 2011 was the greater of (A) earnings per common share – diluted from continuing operations and (B) earnings per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be). If neither of these amounts appear on the consolidated statement of operations included in our Form 10-K for the applicable fiscal year, then the financial measure to be used is the greater of earnings per common share – diluted and (ii) earnings per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be) as it appears in the Form 10-K for the applicable fiscal year. After each financial measure is calculated for purposes of our financial statements, it is adjusted, for purposes of the restricted stock award calculations, to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the SEC or our annual report to shareholders. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition.

The first trigger for the fiscal 2011 restricted stock awards to our named executive officers other than Mr. Fishman is $1.50 under the applicable financial measure and the second trigger is $3.52 under the applicable financial measure. While the first trigger was met (under the earnings per common share – diluted from continuing operations financial measure) for those fiscal 2011 restricted stock awards, the second trigger was not met in fiscal 2011. Having met the first trigger, if the named executive officer remains employed by us, the restricted stock will vest upon the earliest of: (1) the first trading day after we file with the SEC our Form 10-K for the year in which the second trigger is met; (2) the opening of our first trading window that is five years after the grant date; and (3) the death or disability of the named executive officer, in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability. The restricted stock will be forfeited if the named executive officer's employment with us terminates prior to vesting (except as described above in the case of death or disability).

The Committee and the other outside directors believed that the financial measures and corporate performance amount applicable to the second trigger that they approved in March 2011 represented a strong, but reasonable, level of performance that would be a challenge to achieve. The second trigger for restricted stock awarded in fiscal 2011 was approximately 19.7% greater than the second trigger for restricted stock awarded in fiscal 2010. The Committee and other outside directors believe the selected corporate performance amount was appropriate in light of our high levels of performance in fiscal 2010, our projected multi-year operating plan and our objectives to motivate our executives, reward superior performance and align the interests of our executives and shareholders, while balancing the uncertainty around the general economic conditions in the United States at the time in which the awards were made.

The stock options awarded to our named executive officers in fiscal 2011 have an exercise price equal to the fair market value of our common shares on the grant date (i.e., $41.12), vest incrementally in equal portions over four years, and expire seven years after the grant date. Additionally, if a named executive officer dies or becomes disabled before the last scheduled vesting date, the then-remaining unvested portion of the stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.

Performance Evaluation

Our CEO, the Committee and the outside directors do not rely solely on predetermined formulas when they evaluate corporate performance or individual performance. Performance is generally evaluated against the following objective and subjective factors, although the factors considered may vary for each executive and as dictated by business conditions:

- long-term strategic goals;
- short-term business goals;
- profit and revenue goals;
- expense goals;
- operating margin improvement;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- leadership and the development of talent; and
- fostering teamwork and other corporate values.

Our CEO, the Committee and the outside directors may each consider different factors and may value the same factors differently. In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, our CEO, the Committee and the other outside directors also consider the performance of our competitors and general economic and market conditions. None of the factors are assigned a specific weight. Instead, our CEO, the Committee and the other outside directors recognize that the relative importance of these factors may change as a result of specific business challenges and changing economic and marketplace conditions. So although the Committee and the other outside directors consider our CEO's recommendations, the Committee and the other outside directors may elect to not follow, and are not bound by, our CEO's recommendations on executive compensation.

Fiscal 2011 compensation for our named executive officers was determined in the discretion of the Committee and the other outside directors and was generally based upon the factors discussed in this CD&A, including corporate and individual performance and comparative compensation data. Specifically, the following items of corporate and individual performance were most significant in awarding compensation to our named executive officers for fiscal 2011.

- Mr. Fishman:
  (1) Fiscal 2010 earnings per common share from continuing operations-diluted were $2.83 – approximately 11.0% above our fiscal 2010 corporate operating plan and approximately 16.0% above our fiscal 2009 results;

  (2) Fiscal 2010 operating profit was $357.3 million – approximately 2.8% above our fiscal 2010 corporate operating plan and approximately 9.9% above our fiscal 2009 results;

  (3) Fiscal 2010 income from continuing operations was $222.5 million – approximately 3.9% above our fiscal 2010 corporate operating plan and approximately 10.5% above our fiscal 2009 results;

  (4) Fiscal 2010 SG&A expenses were $1,655.1 million – approximately $9.2 million below our fiscal 2010 corporate operating plan; and

  (5) Continued progress of our executive succession plan.
- Mr. Cooper:
  (1) Fiscal 2010 SG&A expense performance;

  (2) Development and implementation of our annual corporate operating plan;

(3) Executive leadership support for effective cash deployment and investor relations; and

(4) Management's interface with the Audit Committee.

- Ms. Bachmann:

  (1) Assumption of additional responsibility associated with overseeing our Distribution and Transportation Services Department;

  (2) Successful implementation of enhancements and upgrades to current information technology infrastructure supporting our business needs; and

  (3) Continued the multi-year implementation of the SAP for Retail information technology system that will replace our core merchandising and financial systems.

- Mr. Haubiel:

  (1) Opened 80 new stores and closed 43 stores in fiscal 2010, as compared to opening 52 stores and closing 30 stores in fiscal 2009;

  (2) Executive leadership support for the effective and efficient management of legal affairs and the development of risk-weighted solutions to complex business and legal issues; and

  (3) Management's interface with the Nominating / Corporate Governance Committee and the Compensation Committee.

- Mr. Martin:

  (1) Fiscal 2010 net sales were $4,952.2 million – approximately 4.8% above our fiscal 2009 results;

  (2) Fiscal 2010 gross margin dollars were $2,012.5 million – approximately $93.2 million above our fiscal 2009 results; and

  (3) Assumption of responsibility associated with overseeing our Human Resources and Store Operations Departments.

See the "Comparative Compensation Data" section of this CD&A for more information regarding the impact that the competitive market has on our executive compensation program.

Role of Management

As discussed in this CD&A, our CEO plays a significant role in determining executive compensation. Additionally, our CEO and the Committee consult with management from our human resources, finance and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These members of management provide the Committee and CEO with advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. Management from our human resources, finance and legal departments may also act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and our compensation plans. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Our CEO and some of these members of management attend general meetings of the Committee, and the CEO participates in the Committee's discussions regarding the compensation of the other EMC members. However, these individuals do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee and the other outside directors.

Independent Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee may retain independent compensation consultants as it deems necessary. In establishing executive compensation for fiscal 2011, the Committee did not retain an independent compensation consultant, but did review (as discussed below) non-customized compensation surveys provided by multiple independent compensation consultants at the request of our human resources department.

Comparative Compensation Data

The Committee uses data regarding the compensation paid to executives at other companies in its annual review of the compensation paid to EMC members. For fiscal 2011, the Committee evaluated a group of retailers that we believe is similarly situated to us and with whom we compete for talent. When considering the composition of the retailer-only peer group, the Committee selected retail companies that have median and average financial measures similar to ours. Among the financial measures considered were revenues, market capitalization, net income, earnings per share, price-to-earnings ratio and shareholder return. Our human resources department provided the Committee with comparative executive compensation data it obtained from the proxy statements and other reports made public by the companies in the retailer-only peer group. Additionally, the Committee reviewed executive compensation data from a broader base of companies that was aggregated in one or more of the non-customized compensation surveys obtained from Mercer, TowersWatson, Kenexa and Hay Group. This broader peer group was comprised of Standard & Poor's Retail Stores Index companies and other companies, including non-retailers, with whom we believe we also compete for talent and whose revenues or operations are similar to ours. We believed it was prudent to consult both sets of information, because the compensation surveys for the broader group include compensation information on more executives, including executives who are not included in publicly-available documents. The broader peer group also provides a more extensive basis on which to compare the compensation of the EMC members, particularly EMC members whose responsibilities, experience and other factors are not directly comparable to those executives included in the publicly-available reports of the retailer-only group. These peer groups vary from year to year based on the Committee's assessment of which companies it believes compete with us for talent and are similar to us in terms of operations or revenues and the continued availability of compensation information from companies previously included in either peer group. For a list of the companies included in the peer groups, refer to Appendix B of this Proxy Statement.

The Committee and our human resources department reviewed each EMC member's responsibilities and compared, where possible, the compensation of each executive to the compensation awarded to similarly-situated executives at peer group companies. The Committee compared the total direct compensation levels for our EMC members to the total direct compensation of similarly situated executives within the peer groups. For purposes of this evaluation, no specific weight was given to one peer group over the other and total direct compensation was comprised of salary, bonus at the targeted level and equity awards.

While we often award total direct compensation in the range of the fiftieth to seventy-fifth percentile of total direct compensation paid by the peer groups, this range merely provides a point of reference and market check and is not a determinative factor for setting our executives' compensation and, as discussed in this CD&A, compensation is subjectively determined based on numerous factors. We believe this approach to the use of compensation data enables us to retain the flexibility necessary to make adjustments for performance and experience, to attract, retain and motivate top talent, and to reward executives who we believe excel or take on greater responsibility than executives at peer group companies.

Tally Sheets and Wealth Accumulation

The Committee reviewed tally sheets that set forth the total and each element of compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment and change in control compensation that may be payable to such executives. The purpose of the tally sheets is to consolidate all elements of actual and projected compensation for our executives, so the Committee may analyze the individual elements of compensation, the mix of compensation and the total amount of actual and projected compensation. With this information, the Committee determined that the compensation awarded to our executives is reasonable and consistent with our executive compensation philosophy and objectives.

These tally sheets also included an estimate of the amount of total value accumulated, and total value that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considered the accumulated total value as a factor in setting fiscal 2011 compensation, this information was not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was a determinative factor in awarding future compensation.

Internal Pay Equity

In the process of reviewing each element of executive compensation separately and in the aggregate, the Committee considered information comparing the relative compensation of our CEO to the other EMC members. This information was considered to ensure that our executive compensation program is internally equitable, which we believe promotes executive retention and motivation. The comparison included all elements of compensation. The relative difference between the compensation of our CEO and the compensation of our other named executive officers did not change significantly in fiscal 2011, and it has not changed significantly since hiring Mr. Fishman in 2005. The Committee believes that the disparity between Mr. Fishman's compensation and the compensation for the other EMC members is appropriate in light of his responsibilities and remains necessary to retain and motivate a chief executive with Mr. Fishman's experience.

Minimum Share Ownership Requirements and Hedging Prohibition

We have Board-adopted minimum share ownership requirements for all outside directors and EMC members. These requirements are designed to ensure that outside directors' and executives' long-term interests are closely aligned with those of our shareholders. Under the requirements, the outside directors and EMC members must, at a minimum, own common shares having an aggregate value equal to the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Director	**4x**
Chief Executive Officer	4x
Executive Vice President	**2x**
Senior Vice President	1x

Shares counted toward these requirements include common shares held directly or through a broker, common shares held under the Savings Plan or Supplemental Savings Plan, unvested restricted stock, and vested but unexercised in-the-money stock options. Each outside director that served on the Board when these requirements were adopted in March 2008 must meet the requirements on the date of the 2013 annual meeting of shareholders and at subsequent annual meetings. Each EMC member that was an EMC member when these requirements were adopted must meet the requirements on the date that adjustments to annual executive compensation are made in 2013 and on subsequent annual adjustment dates. Directors elected and executives hired or promoted after the adoption of the requirements must meet the requirements on the first testing date for directors or executives following the fifth anniversary of their election, hire or promotion, as applicable. As of March 9, 2012, each of our outside directors and each EMC member would have complied with our minimum share ownership requirements. In addition to the minimum share ownership requirements, we do not allow our directors or named executive officers to enter into any hedging or monetization transactions of our common shares.

Equity Grant Timing

Pursuant to the terms of the 2005 LTIP, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. Consistent with prior years, in fiscal 2011, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards made in connection with the annual performance reviews of the EMC members was the second trading day following our release of fiscal 2010 results. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Committee or any employee manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, which generally are made as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion). We have no policy of timing the grant date of these mid-year equity awards with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys.

Section 162(m) generally limits the tax deductions for compensation expense in excess of $1 million paid to our CEO and our three other highest compensated executives (excluding the principal financial officer). Compensation in excess of $1 million may be deducted if it is "qualified performance-based compensation" within the meaning of Section 162(m). Except as discussed below, we believe that compensation paid under our equity and bonus compensation plans is fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executives or to otherwise further our executive compensation philosophy and objectives. When considering whether to award compensation that will not be deductible, the Committee compares the cost of the lost deduction against the competitive market for executive talent and our need to attract, retain and motivate the executive, as applicable.

For fiscal 2011, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the base compensation paid to Mr. Fishman. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering our executive compensation philosophy and objectives and the competitive market for executive talent.

Our Executive Compensation Program for Fiscal 2012

In establishing executive compensation for fiscal 2012, the Committee engaged Towers Watson to provide research, comparative compensation data and general executive compensation program guidance. Throughout this engagement, Towers Watson advised the Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values. The Committee charged Towers Watson with assisting it to meet the following primary objectives:

- review and validate, or recommend changes to, our executive compensation program;
- obtain better comparative compensation data by updating our retailer-only peer group; and
- compare the amount and form of executive compensation paid to our executives against the compensation paid to similarly-situated executives at companies within the updated retailer-only peer group.

At its meeting in February 2012, the Committee: (1) determined that a bonus was not payable for fiscal 2011 under the 2006 Bonus Plan; (2) reviewed the tally sheets and compensation history for all EMC members; (3) reviewed internal pay equity information; (4) discussed the executive compensation review prepared by Towers Watson and approved a new retailer-only peer group for fiscal 2012; (5) reviewed the at-risk incentive compensation as a percentage of the total executive compensation awarded for fiscal 2011 for each named executive officer; and (6) formulated its recommendations to the other outside directors for fiscal 2012 executive compensation (including the terms, financial measure, corporate performance amounts and payout percentages for bonuses, terms for the amount of common shares underlying stock option and restricted stock awards, and the first and second triggers for restricted stock awards). The Committee also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC.

At the subsequent Board meeting, the Committee recommended, and the outside directors approved, the following fiscal 2012 salaries, payout percentages for the target bonus level (with floor being one-half of the target payout percentage and stretch being double the target payout percentage) and equity awards for our named executive officers:

Name	Fiscal 2012 Salary ($)	Fiscal 2012 Target Bonus Payout Percentage (%)	Common Shares Underlying Stock Option Award (#)	Common Shares Underlying Restricted Stock Award (#)
Mr. Fishman	1,400,000	120	0	240,000
Mr. Cooper	565,000	60	40,000	30,000
Ms. Bachmann	565,000	60	40,000	30,000
Mr. Haubiel	465,000	60	40,000	30,000
Mr. Martin	590,000	60	40,000	30,000

Summary Compensation Table for 2011

The following table sets forth the compensation earned by or paid to our named executive officers (Mr. Fishman, our CEO; Mr. Cooper, our Chief Financial Officer; and each of our three other most highly compensated executive officers in fiscal 2011) for each of the last three fiscal years.

Name and Principal Position *(1)* (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)*(2)* (e)	Option Awards ($)*(3)* (f)	Non-Equity Incentive Plan Compensation ($)*(4)* (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)*(5)(6)* (i)	Total ($)*(7)* (j)
Steven S. Fishman,	2011	1,400,000	—	10,280,000	—	—	—	244,662	11,924,662
Chairman, Chief Executive	2010	1,369,231	—	8,980,000	—	2,769,816	—	275,028	13,394,075
Officer and President	2009	1,200,000	—	3,494,000	2,583,900	2,400,000	—	108,626	9,786,526
Joe R. Cooper,	2011	529,615	—	1,233,600	582,000	—	—	32,884	2,378,099
Executive Vice President	2010	490,769	—	898,000	683,500	494,610	—	32,615	2,599,494
and Chief Financial Officer and President, Big Lots Canada, Inc.	2009	440,000	—	349,400	381,713	528,000	—	29,380	1,728,493
Lisa M. Bachmann,	2011	529,615	—	1,233,600	582,000	—	—	33,887	2,379,102
Executive Vice President,	2010	490,769	—	898,000	683,500	494,610	—	40,959	2,607,838
Supply Chain Management and Chief Information Officer	2009	440,000	—	349,400	381,713	528,000	—	37,709	1,736,822
Charles W. Haubiel II,	2011	436,154	—	1,233,600	582,000	—	—	26,156	2,277,910
Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary (8)	2010	405,000	—	718,400	615,150	410,526	—	29,211	2,178,287
John C. Martin,	2011	571,154	—	1,028,000	509,250	—	—	64,273	2,172,677
Executive Vice President,	2010	545,385	—	538,800	546,800	544,071	—	42,379	2,217,435
Administration (9)	2009	520,000	—	262,050	293,625	624,000	—	32,780	1,732,455

(1) We are a party to an employment agreement with each of our named executive officers, the material terms of which are described in the "Overview of our Executive Compensation Program - Employment Agreements" section of the CD&A.

(2) The amounts in this column reflect the aggregate grant date fair value of the restricted stock awards granted under the 2005 LTIP to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeitures. The aggregate grant date fair value reflected in this column is based on the number of shares of restricted stock granted and the fair value of the restricted stock on the grant date (i.e., for restricted stock granted in fiscal 2011, $41.12 per common share – the average of the opening price and the closing price of our common shares on the NYSE on the grant date, as determined in accordance with ASC 718 and the terms of the 2005 LTIP).

(3) The amounts in this column reflect the aggregate grant date fair value of the stock option awards granted under the 2005 LTIP to our named executive officers in the fiscal years reported as computed in accordance with ASC 718, excluding the effect of any estimated forfeitures. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Form 10-K regarding the assumptions underlying the valuation of stock option awards.

(4) The amounts in this column reflect cash bonuses earned under the 2006 Bonus Plan for performance during each of the last three fiscal years. A portion of the cash bonuses earned by Mr. Haubiel for fiscal 2010 performance and Mr. Martin for fiscal 2010 and fiscal 2009 performance and included in this column was deferred into the Supplemental Savings Plan upon the payment of such amount to Mr. Haubiel in fiscal 2011 and to Mr. Martin in fiscal 2011 and fiscal 2010. The Supplemental Savings Plan is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below.

(5) For fiscal 2011, the amounts in this column include the following compensation for our named executive officers, as more fully described in the table included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan and long-term disability insurance premiums;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

iii. Big Lots paid healthcare costs covered by the Executive Benefit Plan, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

vi. The cost to Big Lots associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile; and

vii. The aggregate incremental cost to Big Lots associated with Mr. Fishman's non-business use of corporate aircraft.

The aggregate incremental cost of non-business use of corporate aircraft is calculated based on the direct costs we incur in connection with operating a flight, including expenses for fuel, oil, landing, ground services, on-board catering, crew hotel and meals, empty return (deadhead) flights and other miscellaneous variable costs. The aggregate incremental cost also includes per flight hour maintenance costs calculated based upon the total maintenance costs incurred by us during the prior two years and dividing those costs by the number of hours flown during that same period. Due to the fact that the corporate aircraft are used primarily for business travel, fixed costs which do not change based on usage, such as pilot salaries, hangar fees, management fees, purchase costs, depreciation and capitalized improvements to the aircraft, are excluded. We did not reimburse or otherwise "gross-up" Mr. Fishman for any income tax obligation attributed to his non-business use of corporate aircraft. The benefit of non-business use of corporate aircraft, which was approved by the Compensation Committee for fiscal 2011 as part of Mr. Fishman's overall compensation package, is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Big Lots Paid Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)	Non-Business Aircraft Usage ($)
Mr. Fishman	5,853	—	4,995	1,380	2,940	21,475	208,019
Mr. Cooper	2,848	9,800	4,823	1,108	1,105	13,200	—
Ms. Bachmann	4,151	9,800	4,523	1,108	1,105	13,200	—
Mr. Haubiel	729	9,800	605	911	911	13,200	—
Mr. Martin	13,007	9,800	25,881	1,191	1,194	13,200	—

(6) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(7) As a percentage of their total compensation in fiscal 2011, fiscal 2010 and fiscal 2009, the salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for each named executive officer was as follows:

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
Name	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)	Salary (%)	Non-Equity Incentive Plan Compensation (%)
Mr. Fishman	11.7	—	10.2	20.7	12.3	24.5
Mr. Cooper	22.3	—	18.9	19.0	25.5	30.5
Ms. Bachmann	22.3	—	18.8	19.0	25.3	30.4
Mr. Haubiel	19.1	—	18.6	18.8	—	—
Mr. Martin	26.3	—	24.6	24.5	30.0	36.0

(8) Mr. Haubiel was not a named executive officer in fiscal 2009.

(9) Mr. Martin served as our Executive Vice President, Merchandising until assuming his current position on April 17, 2011.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include amounts earned under the 2006 Bonus Plan and the 2005 LTIP. Below is a description of the material terms of each plan and the awards made under those plans to our named executive officers, as reflected in the Grants of Plan-Based Awards in Fiscal 2011 table that follows.

Big Lots 2006 Bonus Plan

The 2006 Bonus Plan provides for cash compensation, which is intended to qualify as "qualified performance-based compensation" under Section 162(m), to be paid annually when we meet or exceed pre-established minimum corporate performance amounts under one or more financial measures approved by the Compensation Committee and other outside directors at the start of the fiscal year. Whether we will achieve the minimum corporate performance amounts is substantially uncertain at the time the corporate performance amounts and financial measures are established. No right to a minimum bonus exists, and the Compensation Committee has the discretion to cancel or decrease a bonus (but may not increase a bonus for a covered employee (as that term is used within Section 162(m)) calculated under the 2006 Bonus Plan. Any payments made with respect to a fiscal year are made in the first quarter of the following fiscal year. The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch bonus payout percentages, and include all amounts in between. The smallest target and stretch bonus payout percentages that may be set annually for our named executive officers are set forth in their respective employment agreements. The floor bonus payout percentage is pre-established annually by the Compensation Committee and other outside directors and has historically been one-half of the target bonus payout percentage. Subject to the terms of the employment agreements, the Compensation Committee and the other outside directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy. Pursuant to the terms of the 2006 Bonus Plan, the maximum bonus payable under the plan to a participant in a single fiscal year is $4,000,000. See the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Bonus," "Overview of our Executive Compensation Program – Employment Agreements" and "Our Executive Compensation Program for Fiscal 2011 – Bonus for Fiscal 2011" sections of the CD&A for more information regarding the 2006 Bonus Plan and the awards made under that plan for fiscal 2011.

Big Lots 2005 Long-Term Incentive Plan

Since January 1, 2006, all employee equity awards, including those made to our named executive officers, have been granted under the 2005 LTIP. The 2005 LTIP authorizes the grant of NQSOs, ISOs, SARs, restricted stock, restricted stock units and performance unit awards, any of which may be granted on a stand-alone, combination or tandem basis. To date, we have granted only stock options and restricted stock under the 2005 LTIP.

Awards under the 2005 LTIP may be granted to any salaried employee, consultant or advisor of Big Lots or its affiliates. The number of common shares available for grant under the 2005 LTIP consists of: (1) an initial allocation of 1,250,000 common shares; (2) 2,001,142 common shares, the common shares that were available under the predecessor 1996 LTIP upon its expiration; (3) 2,100,000 common shares approved by our shareholders in May 2008; and (4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 LTIP is in effect. We believe the decision to provide for the annual increase in the common shares available for issuance under 2005 LTIP is beneficial to our shareholders, because, as compared to obtaining at the inception of the 2005 LTIP authorization for all common shares that are anticipated to be needed during its term, the annual increase provides an additional control in that it prevents the issuance in any one year of all of the common shares that will eventually be available to be granted under the 2005 LTIP. No more than one-third of all common shares awarded under the 2005 LTIP may be granted in the form of restricted stock, restricted stock units and performance units, and no more than 5,000,000 common shares may be granted as ISOs. A participant may receive multiple awards under the 2005 LTIP. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) are limited to: (1) 2,000,000 shares of restricted stock per participant annually; (2) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (3) $6,000,000 in cash through performance units per participant during any three consecutive calendar years. Also, the 2005 LTIP provides that the total number of common shares underlying outstanding awards granted under the 2005 LTIP, the 1996 LTIP, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the Director Stock Option Plan may not exceed 15% of our issued and outstanding common shares (including treasury shares) as of any date. The 1996 LTIP, the ESO Plan and the Director Stock Option Plan have terminated, and there are no awards outstanding under the ESO Plan.

Each stock option granted under the 2005 LTIP allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Stock option awards made under the 2005 LTIP vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term. Pursuant to the terms of the 2005 LTIP, the exercise price of a stock option may not be less than the average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock awards granted pursuant to the 2005 LTIP (other than those made to the outside directors, which are discussed in the "Director Compensation" section of this Proxy Statement, and those made to Mr. Fishman pursuant to his retention agreement, which are discussed in the "Overview of Our Executive

Compensation Program – Retention Agreement" section of the CD&A), if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window that is five years after the grant date. If we meet the second trigger for any fiscal year ending prior to the fifth anniversary of the grant date and the recipient remains employed by us, the restricted stock will vest on the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the lapse of five years. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates prior to vesting. See the "Our Executive Compensation Program for Fiscal 2011 – Equity for Fiscal 2011" section of the CD&A and the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2005 LTIP in fiscal 2011.

Upon a change in control (as defined in the 2005 LTIP), all awards outstanding under the 2005 LTIP automatically become fully vested. For a discussion of the change in control provisions in our named executive officers' employment agreements and the 2005 LTIP, see the narrative disclosure accompanying the Potential Payments Upon Termination or Change in Control tables below.

Grants of Plan-Based Awards in Fiscal 2011

The following table sets forth each award made to our named executive officers in fiscal 2011 under the 2006 Bonus Plan and the 2005 LTIP.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)*			Estimated Future Payouts Under Equity Incentive Plan Awards *(4)*						
Name	**Grant Date** *(1)*	**Award Date** *(2)*	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)***(5)*	**Exercise or Base Price of Option Awards ($/Sh.)***(6)*	**Grant Date Fair Value of Stock and Option Awards ($)**
(a)	**(b)**	**-**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**	**(h)**	**(i)**	**(j)**	**(k)**	**(l)**
Mr. Fishman	—	—	840,000	1,680,000	3,360,000	—	—	—	—	—	—	—
	3/7/11	3/3/11	—	—	—	—	250,000	—	—	—	—	10,280,000
	3/7/11	3/3/11	—	—	—	—	—	—	—	—	—	—
Mr. Cooper	—	—	160,500	321,000	642,000	—	—	—	—	—	—	—
	3/7/11	3/3/11	—	—	—	—	30,000	—	—	—	—	1,233,600
	3/7/11	3/3/11	—	—	—	—	—	—	—	40,000	41.12	582,000
Ms. Bachmann	—	—	160,500	321,000	642,000	—	—	—	—	—	—	—
	3/7/11	3/3/11	—	—	—	—	30,000	—	—	—	—	1,233,600
	3/7/11	3/3/11	—	—	—	—	—	—	—	40,000	41.12	582,000
Mr. Haubiel	—	—	132,000	264,000	528,000	—	—	—	—	—	—	—
	3/7/11	3/3/11	—	—	—	—	30,000	—	—	—	—	1,233,600
	3/7/11	3/3/11	—	—	—	—	—	—	—	40,000	41.12	582,000
Mr. Martin	—	—	172,500	345,000	690,000	—	—	—	—	—	—	—
	3/7/11	3/3/11	—	—	—	—	25,000	—	—	—	—	1,028,000
	3/7/11	3/3/11	—	—	—	—	—	—	—	35,000	41.12	509,250

(1) As discussed in the "Our Executive Compensation Program for Fiscal 2011 – Equity Grant Timing" section of the CD&A, in fiscal 2011, the Board set as the grant date of these equity awards the second trading day following our release of results from our last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Compensation Committee or any employee manipulated the terms of the equity awards.

(2) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(3) The amounts in columns (c), (d) and (e) represent our named executive officers' floor, target and stretch bonus levels, respectively, for fiscal 2011 pursuant to the 2006 Bonus Plan, which bonus levels are further described in the "Our Executive Compensation Program for Fiscal 2011 -- Bonus for Fiscal 2011" section of the CD&A. For fiscal 2011, our named executive officers did not earn a bonus under the 2006 Bonus Plan, as reflected in column (g) of the Summary Compensation Table.

(4) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 LTIP, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2011 – Equity for Fiscal 2011" section of the CD&A. Because we achieved the fiscal 2011 corporate performance goal previously established for Mr. Fishman's fiscal 2011 restricted stock award and he remained employed beyond the first anniversary of the award, Mr. Fishman's restricted stock vested on March 27, 2012, the first trading day after we filed with the SEC our Form 10-K for fiscal 2011. Because we met the first trigger, but not the second trigger, as a result of fiscal 2011 corporate performance, the restricted stock granted to our named executive officers in fiscal 2011 (other than Mr. Fishman) did not vest. There are no threshold or maximum "estimated future payouts" applicable to the restricted stock awards included in column (g).

(5) The amounts in column (j) represent NQSOs awarded pursuant to the 2005 LTIP, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2011 – Equity for Fiscal 2011" section of the CD&A.

(6) Pursuant to the terms of the 2005 LTIP, the exercise price of the NQSOs awarded in fiscal 2011 is equal to the average trading price of our common shares on the grant date (which exceeded the closing market price of our common shares on the grant date). We believe this method is preferable to using the closing market price, as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table sets forth, as of the end of fiscal 2011, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)*(1)*	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)*(2)*	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mr. Fishman	62,500	—	—	28.73	3/13/2014	—	—	—	—
	82,500	82,500	—	21.06	3/7/2015	—	—	—	—
	142,510	165,000	—	17.47	3/6/2016	—	—	—	—
	—	—	—	—	—	—	—	250,000	10,000,000
Mr. Cooper	37,500	—	—	28.73	3/13/2014	—	—	—	—
	12,187	12,188	—	21.06	3/7/2015	—	—	—	—
	12,188	24,375	—	17.47	3/6/2016	—	—	—	—
	12,500	37,500	—	35.92	3/5/2017	—	—	—	—
	—	40,000	—	41.12	3/7/2018	—	—	—	—
	—	—	—	—	—	—	—	55,000	2,200,000
Ms. Bachmann	30,000	—	—	*15.05	2/23/2014	—	—	—	—
	37,500	—	—	28.73	3/13/2014	—	—	—	—
	36,562	12,188	—	21.06	3/7/2015	—	—	—	—
	24,375	24,375	—	17.47	3/6/2016	—	—	—	—
	12,500	37,500	—	35.92	3/5/2017	—	—	—	—
	—	40,000	—	41.12	3/7/2018	—	—	—	—
	—	—	—	—	—	—	—	55,000	2,200,000
Mr. Haubiel	37,500	—	—	28.73	3/13/2014	—	—	—	—
	9,375	9,375	—	21.06	3/7/2015	—	—	—	—
	9,375	18,750	—	17.47	3/6/2016	—	—	—	—
	11,250	33,750	—	35.92	3/5/2017	—	—	—	—
	—	40,000	—	41.12	3/7/2018	—	—	—	—
	—	—	—	—	—	—	—	50,000	2,000,000
Mr. Martin	7,500	—	—	28.73	3/13/2014	—	—	—	—
	9,375	9,375	—	21.06	3/7/2015	—	—	—	—
	9,375	18,750	—	17.47	3/6/2016	—	—	—	—
	10,000	30,000	—	35.92	3/5/2017	—	—	—	—
	—	35,000	—	41.12	3/7/2018	—	—	—	—
	—	—	—	—	—	—	—	40,000	1,600,000

(1) The stock option award identified with an asterisk in column (e) was made pursuant to the 1996 LTIP. All other stock option awards reflected in this table were made pursuant to the 2005 LTIP. The stock option award identified as having been made pursuant to the 1996 LTIP vested on the anniversary of the grant date at the rate of 20% per year over the first five years of the 10 year option term. Stock option awards made under the 2005 LTIP vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term.

(2) The restricted stock awards reported in column (i) were made in fiscal 2011 for Mr. Fishman and in fiscal 2011 and fiscal 2010 for the other named executive officers, pursuant to the 2005 LTIP. Mr. Fishman's fiscal 2011 restricted stock award vests if we achieve a corporate financial goal established at the beginning of fiscal 2011 and Mr. Fishman remains employed by us on the anniversary of the grant date of the award. Mr. Fishman's fiscal 2011 restricted stock award vested as we achieved the corporate performance goal and Mr. Fishman was employed by us on the anniversary of the grant date. For Mr. Cooper, Ms. Bachmann, Mr. Haubiel and Mr. Martin, the first trigger for the fiscal 2011 and fiscal 2010 awards is $1.50, the second trigger for the fiscal 2011 restricted stock awards is $3.52 and the second trigger for the fiscal 2010 restricted stock awards is $2.94. Based on our performance in fiscal 2011, we achieved the first trigger but not the second trigger applicable to the fiscal 2011 restricted stock awards and we achieved the second trigger applicable to the fiscal 2010 restricted stock awards. Accordingly, the 2010 restricted stock awards vested on the first trading day after we filed with the SEC our Form 10-K for fiscal 2011. For additional information regarding the fiscal 2011 restricted stock awards, including the vesting terms, see the narrative preceding the Grants of Plan-Based Awards in Fiscal 2011 table and the "Our Executive Compensation Program for Fiscal 2011 – Equity for Fiscal 2011" section of the CD&A.

Option Exercises and Stock Vested in Fiscal 2011

The following table reflects all stock option exercises and the vesting of restricted stock held by each of our named executive officers during fiscal 2011.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	—	—	250,000	10,897,500
Mr. Cooper	—	—	—	—
Ms. Bachmann	40,250	821,612	—	—
Mr. Haubiel	—	—	—	—
Mr. Martin	—	—	—	—

Nonqualified Deferred Compensation

Supplemental Savings Plan

All of our named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred compensation and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of our general creditors.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Contributions"). Participant Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings and Supplemental Savings Plans and selected at the discretion of the participant. All Participant Contributions are matched by us ("Registrant Contributions") at a rate of 100% for the first 2% of salary contributed and 50% for the next 4% of salary contributed. Additionally, the amount of the Registrant Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($245,000 for calendar year 2011). Accordingly, the maximum aggregate Registrant Contribution that could be made to a named executive officer participating in the Savings and Supplemental Savings Plans was $9,800 for fiscal 2011.

Under the Savings Plan and the Supplemental Savings Plan, 25% of the Registrant Contributions vests annually beginning on the second anniversary of the employee's hiring. Under the Savings Plan, a participant who has terminated employment with us is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive only the Participant Contributions and the vested portion of the Registrant Contributions. Under the Supplemental Savings Plan, a participant who has terminated employment with us for any reason is entitled to receive the Participant Contributions and only the vested portion of the Registrant Contributions. Under both plans, all other unvested accrued benefits pertaining to Registrant Contributions will be forfeited. Upon a change in control of Big Lots, the participant will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Nonqualified Deferred Compensation Table for Fiscal 2011

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan.

Name (a)	Executive Contributions in Last FY ($)*(1)* (b)	Registrant Contributions in Last FY ($)*(2)* (c)	Aggregate Earnings in Last FY ($)*(3)* (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)*(4)* (f)
Mr. Fishman	—	—	—	—	—
Mr. Cooper	15,465	5,439	17,998	—	519,765
Ms. Bachmann	15,889	5,439	1,000	—	191,285
Mr. Haubiel	153,689	5,439	(6,051)	—	980,615
Mr. Martin	82,023	5,439	17,489	—	718,649

(1) With respect to Mr. Haubiel and Mr. Martin, $30,531 and $27,616 of the amounts in this column are included in their respective fiscal 2011 "Salary" reported in the Summary Compensation Table, while the balance (i.e., $123,158 for Mr. Haubiel and $54,407 for Mr. Martin) is included in fiscal 2010 "Non-Equity Incentive Plan Compensation" reported in the Summary Compensation Table as a result of their deferral of a portion of the cash bonus earned pursuant to the 2006 Bonus Plan for fiscal 2010 performance (paid in fiscal 2011). With respect to Mr. Cooper and Ms. Bachmann, the amounts in this column are included in their respective fiscal 2011 "Salary" reported in the Summary Compensation Table.

(2) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2011.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the earnings on the investments designated by the named executive officer in his or her Supplemental Savings Plan account in fiscal 2011 (i.e., appreciation or decline in account value). The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

(4) $138,009, $39,383, $168,831 and $192,362 of the amounts in this column were previously reported as compensation to Mr. Cooper, Ms. Bachmann, Mr. Haubiel and Mr. Martin, respectively, in the Summary Compensation Table for the prior years reported.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below addresses the rights of our named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated. The "Estimated Payments if Triggering

Event Occurred at 2011 Fiscal Year End" section below reflects the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (1) involuntarily without cause; (2) in connection with the executive's disability; (3) upon the executive's death; or (4) in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Under each employment agreement, if a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive. Generally, under the terms of each named executive officer's employment agreement, cause for termination would exist upon the executive's:

- failure to comply with our policies and procedures which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- willful or illegal misconduct or grossly negligent conduct that is materially injurious to us or our affiliates;
- violation of laws or regulations governing us or our affiliates or a violation of our codes of ethics;
- breach of any fiduciary duty owed to us or our affiliates;
- misrepresentation or dishonesty which we reasonably determine has had or is likely to have a material adverse effect on us or our affiliates;
- breach of any provision of the executive's obligations under his or her employment agreement with us;
- involvement in any act of moral turpitude that has a materially injurious effect on us or our affiliates; or
- breach of the terms of any non-solicitation or confidentiality clauses contained in an employment agreement with a former employer.

If terminated without cause, Mr. Fishman would continue to receive his salary for two years and each of the other named executive officers would continue to receive his or her respective salary for one year. Each named executive officer would receive a lump sum payment equal to two times his or her respective salary if terminated in connection with a change in control (as discussed below). Additionally, each named executive officer (1) is eligible (based on our achievement of at least the corporate performance amount corresponding to the floor bonus level) to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or in connection with his or her death or disability, and (2) will receive two times his or her stretch bonus if terminated following a change in control.

Upon a change in control, all outstanding stock options become exercisable to the full extent of the original grant and all unvested restricted stock vests. Upon the named executive officer's termination of employment, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or one year after termination of employment. Additionally, if termination of employment results from death or disability, then (1) unvested stock options awarded in fiscal 2011 and after will vest on the day such event occurred, provided such event occurred at least six months following the grant date, and (2) unvested restricted stock awards will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

Each named executive officer is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus the amount necessary to reimburse him or her for the taxes he or she would be liable for as a result of such continued healthcare coverage ("Tax Gross-Up Amount"). Upon a change in control, each participating named executive officer will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan. (See the "Nonqualified Deferred Compensation" section above for more information regarding the Supplemental Savings Plan and our named executive officers' aggregate balances under such plans at the end of fiscal 2011.) Additionally, if terminated without cause, Mr. Fishman is entitled to continue receiving an automobile or automobile allowance for two years, and the other named executive officers are entitled to continue receiving an automobile or automobile allowance for one year.

If the payments received by a named executive officer in connection with a change in control constitute an "excess parachute payment" under Section 280G of the IRC, the named executive officer is entitled to reimbursement for any excise tax imposed under Section 4999 of the IRC, or the executive's benefits under his or her employment agreement will be reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount to the executive as compared to the excise tax reimbursement method ("Excise Tax Benefit"). The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Change in Control Described

Generally, pursuant to the 1996 LTIP, the 2005 LTIP, the Supplemental Savings Plan (as to amounts earned and vested before January 1, 2005, including earnings attributable to such amounts) and Mr. Fishman's retention agreement, a change in control is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more of our outstanding voting securities;
- a majority of the Board is replaced within any two-year period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company.

Consistent with the provisions of Section 409A ("Section 409A") of the IRC and the Treasury Regulations promulgated thereunder, pursuant to our named executive officers' employment agreements, the 2006 Bonus Plan and the Supplemental Savings Plan (as to all amounts earned and vested on or after January 1, 2005), a change in control is deemed to occur upon:

- the acquisition by any person or group (as defined under Section 409A) of our common shares that, together with any of our common shares then held by such person or group, constitutes more than 50% of the total fair market value or voting power in our outstanding voting securities;
- the acquisition by any person or group, within any one year period, of 30% or more of our outstanding voting securities;
- a majority of the Board is replaced during any one year period by directors whose appointment or election is not endorsed by a majority of the directors in office prior to the date of such appointment or election; or
- the acquisition by any person or group, within any one year period, of 40% or more of the total gross fair market value of all of our assets, as measured immediately prior to such acquisition(s).

Notwithstanding the foregoing definitions, pursuant to our named executive officers' employment agreements, the 1996 LTIP, the 2005 LTIP, the 2006 Bonus Plan and Mr. Fishman's retention agreement, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements, a named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed in the next paragraph), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- breach a term of the employment agreement; or

- constructively terminate the executive (i.e., the executive resigns due to the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period afforded to Mr. Fishman consists of the six months preceding a change in control and the two years following a change in control. The protection period afforded to the other named executive officers consists of the three months preceding a change in control and the two years following a change in control.

Estimated Payments if Triggering Event Occurred at 2011 Fiscal Year-End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at January 28, 2012, the end of fiscal 2011.
- As noted in the "Non-Equity Incentive Plan Compensation" row in the tables below, the amounts payable under the 2006 Bonus Plan upon termination: (1) without cause or due to disability or death are based on the bonus actually earned by the applicable named executive officer for fiscal 2011 performance (which amounts would be prorated if the executive was terminated prior to the end of the fiscal year for which the bonus was earned); and (2) in connection with a change in control are equal to two times the named executive officer's stretch bonus.
- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used to estimate the cost of these benefits for financial reporting purposes under generally accepted accounting principles, the current monthly cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") applied to each month these benefits would be provided by the named executive officer's employment agreement if terminated involuntarily without cause or in connection with a change in control. Included in the amounts shown in the "Healthcare Coverage" row in the tables below are the related Tax Gross-Up Amounts. The Tax Gross-Up Amount would be paid under the terms of the named executive officer's employment agreement.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month in accordance with the long-term disability insurance we maintain for our named executive officers. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.
- The amounts in the "Accelerated Equity Awards" row under the "Termination upon Disability" and "Termination upon Death" columns in the tables below represent the value (as of the final trading day on the NYSE during fiscal 2011) of (1) 20% of the unvested restricted stock awarded to each named executive officer in March of 2010 (other than Mr. Fishman, whose fiscal 2010 restricted stock award previously vested) and (2) all of the unvested stock options awarded to our named executive officers in fiscal 2009 and after. As discussed in the prior section, if termination of employment resulted from death or disability, then unvested restricted stock awards made under the 2005 LTIP will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. The first trigger for the restricted stock awarded to the named executive officers (other than Mr., Fishman) in March of 2010 was met as a result of our performance in fiscal 2011. Accordingly, 20% of the March 2010 restricted stock awarded to each those named executive officers would have vested at the end of fiscal 2011 had the executive's employment terminated on such date as a result of his death or disability. As discussed in the prior section, if a named executive officer dies or becomes disabled before the last scheduled vesting date of a stock option awarded in fiscal 2009 or after, the then-remaining unvested portion of that stock option award will vest on the day such event occurred, provided such event occurred at least six months following the grant date.

- The amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2011 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have vested on an accelerated basis had a change in control occurred as of the end of fiscal 2011. As to Mr. Fishman, these amounts include the restricted stock awarded to him in fiscal 2011 and contracted to be awarded to him in fiscal 2012 pursuant to his retention agreement. In the event that a change in control occurs prior to Mr. Fishman's receipt of his fiscal 2012 restricted stock award and he remains continuously employed by us until the change in control, in lieu of the fiscal 2012 restricted stock award, he would be entitled to receive an amount in cash equal to the product of (1) the fair market value per common share on the date of the change in control multiplied by (2) 250,000. The value of the restricted stock awarded pursuant to Mr. Fishman's retention agreement that is included in the amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below is $20,023,750. Except for the restricted stock awarded to Mr. Fishman in fiscal 2011 and fiscal 2012 pursuant to his retention agreement, these amounts do not reflect any equity awards that have vested or have been granted in fiscal 2012.
- The closing market price of our common shares on the final trading day on the NYSE during fiscal 2011 was $40.00 per share.

Steven S. Fishman

The following table reflects the payments that would have been due to Mr. Fishman in the event of a change in control or the termination of his employment on January 28, 2012.

	Event Occurring at January 28, 2012						
	Involuntary Termination with Cause	**Involuntary Termination without Cause**	**Voluntary Termination**	**Termination upon Disability**	**Termination upon Death**	**Termination in Connection with a Change in Control**	**Change in Control (without termination)**
Salary/Salary Continuation ($)	—	2,800,000	—	—	—	2,800,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	6,720,000	—
Healthcare Coverage ($)	—	144,206	—	—	—	144,206	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	42,950	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	3,717,450	3,717,450	25,303,750	25,303,750
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	2,987,156	—	3,742,450	3,717,450	34,967,956	25,303,750

Joe R. Cooper

The following table reflects the payments that would have been due to Mr. Cooper in the event of a change in control or the termination of his employment with us on January 28, 2012.

	Event Occurring at January 28, 2012						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	535,000	—	—	—	1,070,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,284,000	—
Healthcare Coverage ($)	—	118,221	—	—	—	118,221	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	902,169	902,169	3,133,009	3,133,009
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	666,421	—	927,169	902,169	5,605,230	3,133,009

Lisa M. Bachmann

The following table reflects the payments that would have been due to Ms. Bachmann in the event of a change in control or the termination of her employment with us on January 28, 2012.

	Event Occurring at January 28, 2012						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	535,000	—	—	—	1,070,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,284,000	—
Healthcare Coverage ($)	—	118,225	—	—	—	118,225	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	902,169	902,169	3,133,009	3,133,009
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	666,425	—	927,169	902,169	5,605,234	3,133,009

Charles W. Haubiel II

The following table reflects the payments that would have been due to Mr. Haubiel in the event of a change in control or the termination of his employment with us on January 28, 2012.

	Event Occurring at January 28, 2012						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	440,000	—	—	—	880,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,056,000	—
Healthcare Coverage ($)	—	74,201	—	—	—	74,201	—
Long-Term Disability Benefit ($)	—	—	—	24,567	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	720,138	720,138	2,737,700	2,737,700
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	527,401	—	744,705	720,138	4,747,901	2,737,700

John C. Martin

The following table reflects the payments that would have been due to Mr. Martin in the event of a change in control or the termination of his employment with us on January 28, 2012.

	Event Occurring at January 28, 2012						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	575,000	—	—	—	1,150,000	—
Non-Equity Incentive Plan Compensation ($)	—	0	—	0	0	1,380,000	—
Healthcare Coverage ($)	—	74,201	—	—	—	74,201	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	664,838	664,838	2,322,400	2,322,400
Excise Tax Benefit ($)	—	—	—	—	—	0	0
Total ($)	—	662,401	—	689,838	664,838	4,926,601	2,322,400

PROPOSAL THREE: APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The following summary of our executive compensation program describes our compensation philosophy and the key objectives identified by our Compensation Committee to implement our compensation philosophy.

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. Consistent with this philosophy, the Compensation Committee has identified the following key objectives that drive the design of the policies and practices of our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive with and comparable to those paid and offered by most companies in our peer groups.* We believe a key factor in attracting and retaining qualified executives is to provide total compensation that is competitive with the total compensation paid by companies in our compensation peer groups. Each of the elements of compensation we provide serves a different role in attracting and retaining executives.
- *Motivate executives to contribute to our success and reward them for their performance.* We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to meet or exceed the corporate financial goals set by our Board each year. We believe that our operating profit is an important financial measure, as it is a reflection of both top line sales and expense control, and when used year-over-year, it has the effect of promoting our long-term financial health. While we believe that our results in fiscal 2011 were generally positive, including our record income from continuing operations, continued focus on store growth in the United States and expansion into Canada, we did not meet the operating profit amount required for our named executive officers to receive bonuses for fiscal 2011. Accordingly, our named executive officers did not receive a bonus for fiscal 2011. We believe that this supports our goal of rewarding our named executive officers only when we achieve the financial goals set by our board each year.
- *Align the interests of executives and shareholders through incentive-based executive compensation.* The realization and value of bonus opportunities under the 2006 Bonus Plan and equity awarded under the 2005 LTIP are dependent upon our performance and/or the appreciation in the value of our common shares. We believe that awarding a significant percentage of the total compensation of our named executive officers as at-risk incentive compensation (85.7% in fiscal 2011) exemplifies the emphasis of our executive compensation program on pay for performance and demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. In some years, as was the case in fiscal 2011, our named executive officers may not realize a significant portion of the at-risk incentive compensation awarded to them, as our named executive officers did not receive a bonus in fiscal 2011. We believe this shows that our pay practices are designed to effectively incentivize our executives to dedicate themselves fully to creating value for our shareholders.
- *Manage executive compensation costs.* We compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups, which provides a market check on the compensation we pay to our executives and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.
- *Focus on corporate governance.* We seek the approval of the five additional outside directors who do not serve on the Compensation Committee before finalizing annual executive compensation to provide an additional check on the appropriateness of the amounts awarded.

For a more detailed discussion of how our executive compensation program reflects these objectives and our executive compensation philosophy, including information about the 2011 compensation of our named executive officers, we encourage you to read the CD&A as well as the Summary Compensation Table and other related compensation tables in this Proxy Statement.

We request that our shareholders indicate their support for the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K by approving the following resolution:

> "RESOLVED, that the shareholders of Big Lots approve, on an advisory basis, the compensation of the named executive officers of Big Lots, as disclosed in Big Lots' Proxy Statement for the 2012 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables."

The vote on the approval of the compensation of our named executive officers is advisory, which means that the vote is not binding on the Board, the Compensation Committee or us. If a majority of the votes are cast against the approval of the compensation of our named executive officers, the Board and the Compensation Committee will evaluate whether to take any actions to address the concerns of the shareholders with respect to our executive compensation program.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES.

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Our common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of our independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2011.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2011, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (1) our consolidated financial statements and (2) the effectiveness of our internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2012. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2011. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects our independent registered public accounting firm.

Audit and Non-Audit Services Pre-Approval Policy

Pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2011, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been pre-approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2010 ($)	Fiscal 2011 ($)
Audit Fees	1,165	1,151
Audit-Related Fees *(1)*	18	18
Tax Fees *(2)*	87	172
All Other Fees *(3)*	2	2
Total Fees	1,272	1,343

(1) For fiscal 2010 and fiscal 2011, the audit-related fees principally related to accounting consultation.

(2) For fiscal 2010, the tax fees principally related to tax compliance services. For fiscal 2011, the tax fees principally related to tax compliance services and work orders related to our foreign acquisition.

(3) For fiscal 2010 and fiscal 2011, the other fees principally related to online subscription fees for technical accounting support.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2011 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements for fiscal 2011 be included in our Form 10-K for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Peter J. Hayes
Russell Solt

PROPOSAL FOUR: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2012

At its February 29, 2012 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2012, subject to our entry into a mutually agreed upon services contract with Deloitte & Touche LLP. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not ratify the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2012.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at our 2013 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 11, 2012 to be eligible for inclusion in our 2013 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at our 2013 annual meeting of shareholders without inclusion of that proposal in our 2013 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before February 24, 2013, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2013 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

ANNUAL REPORT ON FORM 10-K

Our Form 10-K is included with this Proxy Statement in our 2011 Annual Report to Shareholders. Shareholders may also receive a copy of our Form 10-K without charge by writing to: Investor Relations, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. Our Form 10-K may also be accessed in the Investor Relations section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders and the proxy card) to shareholders of record on the record date, the brokers and banks holding our common shares for beneficial holders must, at our expense, provide our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $6,500, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two, Proposal Three and Proposal Four above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies returned to us and not revoked will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Executive Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 10, 2012
Columbus, Ohio

(This page intentionally left blank.)

APPENDIX A

BIG LOTS
2012 LONG-TERM INCENTIVE PLAN

EFFECTIVE MAY 23, 2012

CONTENTS

Big Lots 2012 Long-Term Incentive Plan

Article 1. Establishment, Purpose, and Duration

1.1 Establishment. Big Lots, Inc., an Ohio corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Big Lots 2012 Long-Term Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares, Performance Share Units, Performance Units, Cash-Based Awards, and Other Stock-Based Awards.

This Plan shall become effective upon shareholder approval (the "Effective Date") and shall remain in effect as provided in Section 1.3 (*Establishment, Purposes, and Duration/Duration of this Plan*) hereof.

1.2 Purpose of this Plan. This Plan is intended to promote the Company's long-term financial success by motivating performance through incentive compensation and to encourage Participants to acquire ownership interests in the Company. This Plan is also intended to provide a means whereby Employees, Directors, and Third Party Service Providers of the Company develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. A further purpose of this Plan is to provide a means through which the Company and its Affiliates may attract able individuals to become Employees or serve as Directors or Third Party Service Providers of the Company and its Affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company.

1.3 Duration of this Plan. Unless sooner terminated as provided herein, this Plan shall terminate ten (10) years from the Effective Date. After this Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten (10) years after the earlier of (a) adoption of this Plan by the Board, or (b) the Effective Date.

1.4 No More Grants Under Prior Plan. After the Effective Date, no more grants will be made under the Prior Plan.

Article 2. Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1 "Affiliate" shall mean (a) in the case of an ISO, a "parent corporation" or a "subsidiary corporation" of the Company, as those terms are defined in Code Sections 424(e) and (f), respectively; and (b) in all other cases, any other entity regardless of its form (including, but not limited to, a partnership or a limited liability company) that directly or indirectly controls, is controlled by or is under common control with, the Company within the meaning of Code Section 414(b), as modified by Code Section 409A.

2.2 "Annual Award Limit" or **"Annual Award Limits"** have the meaning set forth in Section 4.3 (*Shares Subject to this Plan and Award Limitations/Annual Award Limits*).

2.3 "Award" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares, Performance Share Units, Performance Units, Cash-Based Awards, or Other Stock-Based Awards, in each case subject to the terms of this Plan. At the Committee's discretion, an Award may be granted as a Qualified Performance-Based Award.

2.4 "Award Agreement" means either (a) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (b) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

2.5 "Beneficial Owner" or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.6 "Board" or **"Board of Directors"** means the Board of Directors of the Company.

2.7 "Cash-Based Award" means an Award, denominated in cash, granted to a Participant as described in Article 11 (*Cash-Based Awards and Other Stock-Based Awards*).

2.8 "Change in Control" means any one or more of the following events:

(a) Any person or group (as defined for purposes of Section 13(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of 20 percent or more of the outstanding equity securities of the Company entitled to vote for the election of directors;

(b) A majority of the members of the Board of Directors then in office is replaced within any period of two years or less by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board of Directors at any date consists of persons not so nominated and approved; or

(c) The consummation of a merger or consolidation with another entity or the sale or other disposition of all or substantially all of the Company's assets (including, without limitation, a plan of liquidation), which has been approved by shareholders of the Company.

Provided, however, the other provisions of this Section 2.8 (*Definitions/Change in Control*) notwithstanding, the term "Change in Control" shall not mean any merger, consolidation, reorganization, or other transaction in which the Company exchanges or offers to exchange newly-issued or treasury Common Shares representing 20 percent or more, but less than 50 percent, of the outstanding equity securities of the Company entitled to vote for the election of directors, for 51 percent or more of the outstanding equity securities entitled to vote for the election of at least the majority of the directors of a corporation other than the Company or an Affiliate (the "Acquired Corporation"), or for all or substantially all of the assets of the Acquired Corporation.

Provided further, if a Change in Control constitutes a payment event with respect to any Award that provides for the deferral of compensation and is subject to Code Section 409A, payments to be made upon a Change in Control shall only be made upon a "change in control event" within the meaning of Code Section 409A.

2.9 "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable rules, regulations, and authoritative interpretations thereunder and any successor or similar provision.

2.10 "Committee" means the Compensation Committee of the Board or such other committee to which the Board assigns the responsibility of administering this Plan. The Committee shall consist of at least three members of the Board, each of whom may serve on the Committee only if the Board determines that he or she (a) is a "Non-employee Director" for purposes of Rule 16b-3 under the Exchange Act, (b) satisfies the requirements of an "outside director" for purposes of Code Section 162(m), and (c) qualifies as "independent" in accordance with applicable stock exchange listing standards. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the members of the Board that each satisfy the requirements of an "outside director" for purposes of Code Section 162(m) may take any action under the Plan that would otherwise be the responsibility of the Committee.

2.11 "Company" means Big Lots, Inc., an Ohio corporation, and any successor thereto as provided in Article 23 (*Successors*) herein.

2.12 "Covered Employee" means any key Employee who is or may become a "Covered Employee," as defined in Code Section 162(m), and who is designated, either as an individual Employee or class of Employees, by the Committee as a "Covered Employee" under this Plan on or before the Final Pre-Establishment Date.

2.13 "Deferred Annual Amount" has the meaning set forth in Section 9.1 (*Deferred Stock Units/ In General*).

2.14 "Deferred Stock Unit" means a Participant's contractual right to receive a stated number of Shares or, if provided by the Committee on the Grant Date, cash equal to the Fair Market Value of such Shares, under the Plan at the end of a specified period of time or upon the occurrence of a specified event, as further described in Section 9.1 (*Deferred Stock Units/In General*).

2.15 "Deferral Election Form" has the meaning set forth in Section 9.1 (*Deferred Stock Units/ In General*).

2.16 "Director" means any individual who is a member of the Board of Directors of the Company or the board of directors of any Affiliate of the Company.

2.17 "Disability" means:

(a) With respect to ISOs, as that term is defined in Code Section 22(e)(3);

(b) If Disability constitutes a payment event with respect to any Award that is subject to Code Section 409A, Disability shall mean, unless the Committee determines otherwise in accordance with Code Section 409A, that the Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (ii) by reason of any readily determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of at least three (3) months under an accident and health plan covering employees of the Participant's employer, or (iii) determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board; and

(c) Unless the Committee determines otherwise, with respect to any other Award, a physical or mental condition that, for more than six (6) consecutive months, renders the Participant incapable, with reasonable accommodation, of performing his or her assigned duties on a full-time basis.

2.18 "Dividend-Equivalent Right" means the right to receive an amount, calculated with respect to a Full Value Award, which is determined by multiplying the number of Shares subject to the applicable Award by the per-Share cash dividend, or the per-Share Fair Market Value (as determined by the Committee) of any dividend in consideration other than cash, paid by the Company on Shares.

2.19 "Effective Date" has the meaning set forth in Section 1.1 (*Establishment, Purpose, and Duration/ Establishment*).

2.20 "Elective Deferred Stock Units" has the meaning set forth in Section 9.1 (*Deferred Stock Units/ In General*).

2.21 "Eligible Individual" means an individual who is an Employee, Director, and/or Third Party Service Provider.

2.22 "Employee" means any employee of the Company or any of its Affiliates.

2.23 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.24 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.25 "Fair Market Value" or **"FMV"** means a price that is equal to the opening, closing, actual, high, low, or average selling prices of a Share reported on the New York Stock Exchange ("NYSE") or other established stock exchange (or exchanges) on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee and, to the extent applicable, in a manner consistent with Code Section 409A. Unless the Committee determines otherwise, Fair Market Value shall be deemed to be equal to the average of the reported opening and closing prices of a Share on the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate taking into account all information material to the value of the Company within the meaning of Code Section 409A.

2.26 "Final Pre-Establishment Date" means the last day a performance goal is considered pre-established under Code Section 162(m). As of the Effective Date, a performance goal shall be considered pre-established under Code Section 162(m) if the Committee establishes the performance goal within ninety (90) days after the commencement of the period of service to which the performance goal relates, or, in any event, no later than twenty-five percent (25%) of the period of service to which the performance goal relates has elapsed; provided that the outcome of the performance goal is substantially uncertain at the time the Committee establishes the performance goal.

2.27 "Full Value Award" means an Award other than an ISO, NQSO, or SAR, which is settled by the issuance of Shares.

2.28 "Grant Date" means the later of (a) the date the Committee establishes the terms of an Award, or (b) any later date specified in the Award Agreement. In no event may the Grant Date be earlier than the Effective Date.

2.29 "Grant Price" means the price established at the time of grant of an SAR pursuant to Article 7 (*Stock Appreciation Rights*), used to determine whether there is any payment due upon exercise of the SAR.

2.30 "Incentive Stock Option" or **"ISO"** means an Option to purchase Shares granted under Article 6 (*Options*) to an Employee and that is designated as an Incentive Stock Option and that meets the rules and requirements of Code Section 422, or any successor provision.

2.31 "Insider" shall mean an individual who is, on the relevant date, an officer, or Director of the Company or an Affiliate, or a more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.32 "Nonemployee Director" means a Director who is not an Employee.

2.33 "Nonemployee Director Award" means any Award granted to a Nonemployee Director as described in Article 12 (*Nonemployee Director Awards*).

2.34 "Nonqualified Stock Option" or **"NQSO"** means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

2.35 "Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 (*Options*).

2.36 "Other Stock-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of this Plan, granted pursuant to Article 11 (*Cash-Based Awards and Other Stock-Based Awards*).

2.37 "Participant" means any Eligible Individual as set forth in Article 5 (*Eligibility and Participation*) to whom an Award is granted.

2.38 "Performance Measures" means business criteria or measures as described in Article 13 (*Qualified Performance-Based Awards and Performance Measures*) on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards for the exception for qualified performance-based compensation of Code Section 162(m).

2.39 "Performance Period" means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.40 "Performance Share" means a grant of a stated number of Shares to a Participant under the Plan that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

2.41 "Performance Share Unit" means a Participant's contractual right to receive a stated number of Shares or, if provided by the Committee on or after the Grant Date, cash equal to the Fair Market Value of such Shares, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

2.42 "Performance Unit" means a Participant's contractual right to receive a cash-denominated award, payable in cash or Shares, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

2.43 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.44 "Plan" means the Big Lots 2012 Long-Term Incentive Plan.

2.45 "Plan Year" means the Company's fiscal year.

2.46 "Prior Plan" means the Big Lots 2005 Long-Term Incentive Plan, as amended and restated, effective May 27, 2010.

2.47 "Qualified Performance-Based Awards" means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes.

2.48 "Restricted Stock" means an Award granted to a Participant pursuant to Article 8 (*Restricted Stock and Restricted Stock Units*).

2.49 "Restricted Stock Unit" means an Award granted to a Participant pursuant to Article 8 (*Restricted Stock and Restricted Stock Units*), except no Shares are actually awarded to the Participant on the Grant Date.

2.50 "Restriction Period" means the period when Restricted Stock, Restricted Stock Units, Deferred Stock Units and/or Other Stock-Based Awards are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion).

2.51 "Share" means a common share of the Company, par value $.01 per share (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or a share of common stock of any successor pursuant to Article 23 (*Successors*).

2.52 "Share Authorization" has the meaning set forth in Section 4.1(a) (*Shares Subject to this Plan and Award Limitations/Share Authorization*).

2.53 "Stock Appreciation Right" or **"SAR"** means an Award, designated as an SAR, pursuant to the terms of Article 7 (*Stock Appreciation* Rights) herein.

2.54 "Termination of Employment or Service" means the occurrence of any act or event that causes a Participant to cease being an employee of the Company and any Affiliate, including, without limitation, death, Disability, dismissal, severance at the election of the Participant, or severance as a result of the discontinuance, liquidation, sale, or transfer by the Company or its Affiliates of a business owned or operated by the Company or any Affiliate. With respect to any Participant who is not an employee of the Company or any Affiliate, the Award Agreement shall establish what act or event shall constitute a Termination of Employment or Service for purposes of this Plan. A Termination of Employment or Service shall occur with respect to a Participant who is employed by an Affiliate if the Affiliate shall cease to be an Affiliate and the Participant shall not immediately thereafter become an employee of the Company or an Affiliate. Notwithstanding the foregoing, as described in Section 15.4 (*Impact of Termination of Employment or Service on Awards/Change in Participant Status*), no Termination of Employment or Service shall occur if the Participant continues to be an Employee, Director, or Third Party Service Provider after such termination. Provided, however, if a Termination of Employment or Service constitutes a payment event with respect to any Award that provides for the deferral of compensation and is subject to Code Section 409A, payments to be made upon a Termination of Employment or Service shall only be made upon a "separation from service" within the meaning of Code Section 409A.

2.55 "Third Party Service Provider" means any consultant, agent, advisor, or independent contractor who renders services to the Company or an Affiliate pursuant to a written agreement that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

Article 3. Administration

3.1 General. The Committee shall be responsible for administering this Plan, subject to this Article 3 (*Administration*) and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, (a) selecting Participants, (b) establishing all Award terms and conditions, including the terms and conditions set forth in Award Agreements and any ancillary document or materials, (c) granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company, (d) construing any ambiguous provision of the Plan or any Award Agreement, (e) establishing performance goals, and for Qualified Performance-Based Awards, establishing and certifying satisfaction of performance goals in accordance with the requirements of Code Section 162(m), (f) subject to Article 21 (*Amendment, Modification, Suspension, and Termination*), adopting modifications and amendments to this Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company or its Affiliates operate, and (g) making any other determination and taking any other action that it deems necessary or desirable for the administration or operation of the Plan and/or any Award Agreement.

3.3 Delegation. The Committee may delegate to one or more of its members or to one or more officers of the Company or its Affiliates or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. Subject to applicable law, the Committee may authorize one or more officers of the Company to do one or more of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; (b) designate Third Party Service Providers to be recipients of Awards; and (c) determine the size of and make any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer for Awards granted to a Nonemployee Director or an Employee who is considered an Insider; (ii) the Committee shall not delegate any duties required to be taken by the Committee to comply with Code Section 162(m); and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

Article 4. Shares Subject to this Plan and Award Limitations

4.1 Number of Shares Available for Awards.

(a) **Share Authorization.** Subject to adjustment as provided in Section 4.4 (*Shares Subject to this Plan and Award Limitations/Adjustments in Authorized* Shares) herein, the maximum number of Shares available for grant to Participants under this Plan (the "Share Authorization") shall be:

(i) seven million seven hundred fifty thousand (7,750,000) Shares, plus

(ii) any Shares subject to the 4,702,362 outstanding awards as of March 15, 2012 under the Prior Plan that on or after March 15, 2012 cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable Shares).

(b) **Limit on Full Value Awards**. To the extent that a Share is issued pursuant to the grant or exercise of a Full Value Award, it shall reduce the Share Authorization by two and fifteen one-hundredths (2.15) Shares; and, to the extent that a Share is issued pursuant to the grant or exercise of an Award other than a Full Value Award, it shall reduce the Share Authorization by one (1) Share.

(c) **Limits on ISOs**. The maximum number of Shares of the Share Authorization that may be issued pursuant to the exercise of ISOs granted under this Plan shall be seven million seven hundred fifty thousand (7,750,000) Shares.

(d) **Minimum Vesting Requirements for Awards**. Except with respect to a maximum of five percent (5%) of the Share Authorization, any Full Value Awards which vest on the basis of the Participant's continued employment with or provision of service to the Company shall not provide for vesting which is any more rapid than annual pro rata vesting over a three (3) year period, and any Full Value Awards which vest upon the attainment of performance goals shall provide for a performance period of at least twelve (12) months. Notwithstanding the foregoing, the Committee may permit acceleration of vesting of such Full Value Awards in the event of the Participant's death, Disability, or retirement, or a Change in Control. The Committee shall, in its sole discretion, determine the vesting schedule, if any, that will apply to Awards that are not Full Value Awards.

4.2 **Share Usage**. Subject to the terms of this Plan, Shares covered by an Award shall only be counted as used to the extent they are actually issued. Any Shares related to Awards which (a) terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, (b) are settled in cash in lieu of Shares, or (c) are exchanged with the Committee's permission prior to the issuance of Shares for Awards not involving Shares, shall be available again for grant under this Plan. Shares which are (i) not issued or delivered as a result of the net settlement of an Option or Share-settled SAR, (ii) withheld to satisfy tax withholding obligations on an Option or SAR issued under the Plan, (iii) tendered to pay the Exercise Price of an Option or the Grant Price of a Stock Appreciation Right under the Plan, or (iv) repurchased on the open market with the proceeds of an Option exercise will no longer be eligible to be again available for grant under this Plan. To the extent permitted by applicable law or stock exchange rule, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Affiliate shall not be counted against Shares available for grant pursuant to the Plan. The Shares available for issuance under this Plan may be authorized and unissued Shares or treasury Shares.

4.3 **Annual Award Limits**. The following limits (each an "Annual Award Limit" and, collectively, "Annual Award Limits"), as adjusted pursuant to Section 4.4 (*Shares Subject to this Plan and Award Limitations/ Adjustments in Authorized* Shares) and/or Section 21.2 (*Amendment, Modification, Suspension, and Termination/ Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events*), shall apply to grants of such Awards under this Plan:

(a) **Options**: The maximum aggregate number of Shares subject to Options granted in any one Plan Year to any one Participant shall be two million (2,000,000).

(b) **SARs**: The maximum number of Shares subject to Stock Appreciation Rights granted in any one Plan Year to any one Participant shall be two million (2,000,000).

(c) **Restricted Stock**: The maximum aggregate grant with respect to Awards of Restricted Stock in any one Plan Year to any one Participant shall be one million (1,000,000).

(d) **Restricted Stock Units**: The maximum aggregate grant with respect to Awards of Restricted Stock Units in any one Plan Year to any one Participant shall be one million (1,000,000).

(e) **Deferred Stock Units**: The maximum aggregate grant with respect to Awards of Deferred Stock Units in any one Plan Year to any one Participant shall be one million (1,000,000).

(f) **Performance Shares, Performance Share Units, or Performance Units**: The maximum aggregate Award of Performance Shares, Performance Share Units or Performance Units that a Participant may receive in any one Plan Year shall be one million (1,000,000) Shares, or equal to the value of one million (1,000,000) Shares, determined as of the Grant Date.

(g) **Cash-Based Awards**: The maximum aggregate amount awarded or credited with respect to Cash-Based Awards to any one Participant in any one Plan Year may not exceed the greater of seven million dollars ($7,000,000) or the value of one million (1,000,000) Shares, determined as of the Grant Date.

(h) **Other Stock-Based Awards**: The maximum aggregate grant with respect to Other Stock-Based Awards pursuant to Section 11.2 (*Cash-Based Awards and Other Stock-Based Awards/ Other Stock-Based Awards*) in any one Plan Year to any one Participant shall be one million (1,000,000) Shares.

4.4 Adjustments in Authorized Shares. In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, special cash dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure, number of outstanding Shares or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in order to prevent dilution or enlargement of Participants' rights under this Plan, shall substitute or adjust, as applicable, the number and kind of Shares that may be issued under this Plan or under particular forms of Awards, the number and kind of Shares subject to outstanding Awards, the Exercise Price or Grant Price applicable to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards. Any such adjustment shall be done in a manner consistent with Code Section 409A and, where applicable, Code Section 424. The Committee may also make appropriate adjustments in the terms of any Awards under this Plan to reflect such changes or distributions, including modifications of performance goals and changes in the length of Performance Periods as permitted by Code Section 162(m), or as the Committee otherwise determines. The determination of the Committee as to the foregoing adjustments, if any, shall be at the discretion of the Committee and shall be conclusive and binding on Participants under this Plan.

Subject to the provisions of Article 21 (*Amendment, Modification, Suspension, and Termination*) and notwithstanding anything else herein to the contrary, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate (including, but not limited to, a conversion of equity awards into Awards under this Plan), subject to compliance with the rules under Code Sections 409A, 422 and 424, to the extent applicable.

Article 5. Eligibility and Participation

5.1 Eligibility. Individuals eligible to participate in this Plan include all Employees, Directors, and Third Party Service Providers.

5.2 Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time, select from the Eligible Individuals, those individuals to whom Awards shall be granted. Grants need not be uniform as among Participants.

5.3 Conditions of Participation. By accepting an Award, each Participant agrees in his or her own behalf and in behalf of his or her beneficiaries (1) to be bound by the terms of the Award Agreement and the Plan and (2) that the Committee (or the Board) may amend the Plan and the Award Agreement without any additional consideration to the extent necessary to avoid penalties arising under Code Section 409A, even if those amendments reduce, restrict or eliminate rights or Awards granted under the Plan or an Award Agreement (or both) before those amendments; provided, however, that the Company or the Committee may (but neither is required to) reimburse an affected Participant or his or her beneficiary for any diminution in the value of an Award associated with any such change.

Article 6. Options

6.1 Grant of Options. Subject to the terms and provisions of this Plan, Options may be granted to Eligible Individuals in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee; provided that ISOs may be granted only to Employees of the Company or of any parent or subsidiary corporation (as permitted under Code Sections 422 and 424). However, unless legitimate business criteria exist (within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii)(E)(1)), an Eligible Individual may only be granted Options to the extent that such individual provides services to the Company or an Affiliate of the Company that is part of the Company's controlled group for purposes of Code Section 409A.

6.2 Option Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the term of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 Exercise Price. The Exercise Price for each grant of an Option shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Exercise Price must be at least equal to (a) one hundred percent (100%) of the FMV of the Shares as determined on the Grant Date, or (b) one hundred ten percent (110%) of the FMV of the Shares as determined on the Grant Date in the case of an ISO granted to an individual who owns or who is deemed to own shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Affiliate, as determined under Code Section 422.

6.4 Term of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable earlier than six (6) months after the Grant Date or later than the seventh (7th) anniversary date of the Grant Date.

6.5 Exercise of Options. Options granted under this Article 6 (*Options*) shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

Options granted under this Article 6 (*Options*) shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee (setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares), or by complying with any alternative exercise procedure(s) the Committee may authorize.

6.6 Payment. A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Exercise Price. The Exercise Price of any Option shall be payable to the Company in full either: (a) in cash; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price (provided that except as otherwise determined by the Committee, the Shares that are tendered must have been held by the Participant for at least six (6) months (or such other longer period, if any, as the Committee may permit) prior to their tender to satisfy the Exercise Price if acquired under this Plan or any other compensation plan maintained by the Company or have been purchased on the open market); (c) by a cashless (broker-assisted) exercise; (d) by a combination of (a), (b) and/or (c); or (e) any other method approved or accepted by the Committee in its sole discretion.

Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares or Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 Other Conditions and Restrictions. The Committee may impose such other conditions and/or restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 (*Options*) as it may deem advisable or desirable. Such conditions and restrictions may include, but shall not be limited to, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

6.8 Notification of Disqualifying Disposition. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs. Subject to the terms and conditions of this Plan, SARs may be granted to Eligible Individuals in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. However, unless legitimate business criteria exist (within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii)(E)(1)), an Eligible Individual may only be granted SARs to the extent that such individual provides services to the Company or an Affiliate of the Company that is part of the Company's controlled group for purposes of Code Section 409A.

7.2 SAR Award Agreement. Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan.

7.3 Grant Price. The Grant Price for each grant of an SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price must be at least equal to one hundred percent (100%) of the FMV of the Shares as determined on the Grant Date.

7.4 Term of SAR. Each SAR granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no SAR shall be exercisable earlier than six (6) months after the Grant Date or later than the seventh (7th) anniversary date of the Grant Date.

7.5 Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

7.6 Settlement of SARs. Upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares, or any combination thereof, or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

7.7 Other Conditions and Restrictions. The Committee may impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to this Plan as it may deem advisable or desirable. Such conditions and restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Eligible Individuals in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Eligible Individual on the Grant Date.

8.2 Restricted Stock or Restricted Stock Unit Award Agreement. Each Award of Restricted Stock and/or Restricted Stock Unit shall be evidenced by an Award Agreement that shall specify the Restriction Period, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan.

8.3 Other Conditions and Restrictions. The Committee may impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable or desirable. Such conditions and restrictions may include, but shall not be limited to, without limitation, a requirement that the Participant pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, acceleration of a Restriction Period based on the achievement of performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse. Except as otherwise provided in this Article 8 (*Restricted Stock and Restricted Stock Units*), Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be settled in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

8.4 Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.3 (*Restricted Stock and Restricted Stock Units/Other Conditions and Restrictions*), each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

"The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Big Lots 2012 Long-Term Incentive Plan, and in the associated Award Agreement. A copy of this Plan and such Award Agreement may be obtained from Big Lots, Inc."

8.5 Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, a Participant receiving a Restricted Stock Award will have, with respect to the Restricted Stock, all of the rights of a shareholder of the Company holding the class of Shares that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any Dividend-Equivalent Rights pursuant to Article 17 (*Dividend-Equivalent Rights*) of this Plan. Any dividends paid on Restricted Stock will be subject to the same restrictions that affect the Restricted Stock with respect to which the dividend was paid. Dividends paid out of escrow will be treated as remuneration for employment unless an election has been made under Section 8.6 (*Restricted Stock and Restricted Stock Units/Section 83(b) Election*). A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. A Participant shall have no dividend rights with respect to any Restricted Stock Units granted hereunder unless the Participant is also granted Dividend-Equivalent Rights.

8.6 Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Article 9. Deferred Stock Units

9.1 In General. The Committee may, in accordance with the requirements of Code Section 409A, permit an Employee or Director to elect to defer receipt of all or a portion of his annual compensation, annual incentive bonus and/or long-term compensation (other than Options or SARs) ("Deferred Annual Amount") payable by the Company or an Affiliate and receive in lieu thereof an Award of elective Deferred Stock Units equal to the number which may be obtained by dividing (a) the amount of the Deferred Annual Amount, by (b) the Fair Market Value of a Share on the date such compensation and/or annual bonus would otherwise have been paid ("Deferred Stock Units"). Deferred Stock Units shall be evidenced by a deferral election form ("Deferral Election Form") containing such terms and conditions not inconsistent with this Plan or Code Section 409A as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. The Deferral Election Form shall serve as the Award Agreement for the Deferred Stock Units. Upon receipt of a Deferral Election Form, the Company shall establish a notional account for the Participant and will record in such account the number of Shares underlying the Deferred Stock Units awarded to the Participant. No Shares will be issued to the Participant at the time Deferred Stock Units are credited in connection with a Deferral Election Form.

9.2 Rights as a Stockholder. The Committee may, in its discretion, provide in the Deferral Election Form related to a Deferred Stock Unit, that Dividend Equivalent Rights shall be granted with respect to such Deferred Stock Unit, and if Dividend Equivalent Rights are granted, whether such Dividend Equivalent Rights shall be currently paid to, or credited to the account of, a Participant credited with Deferred Stock Units. Unless otherwise provided by the Committee in the Deferral Election Form, (a) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Deferred Stock Units on the record date established for the related dividend or distribution in an amount equal to the number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Fair Market Value of a Share on such date, and such additional Deferred Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Deferred Stock Units with respect to which such dividends or distributions were payable, and (b) if any such dividends or distributions are paid in Shares or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions, if any, as apply to the Deferred Stock Units with respect to which they were paid. A Participant shall not have any rights as a shareholder in respect of Deferred Stock Units awarded pursuant to the Plan (including, without limitation, the right to vote on any matter submitted to the Company's shareholders) until such time as the Shares attributable to such Deferred Stock Units have been issued to such Participant or his beneficiary.

9.3 Vesting. Unless otherwise provided in the Deferral Election Form related to a Deferred Stock Unit, each Deferred Stock Unit, together with any Dividend–Equivalent Rights credited with respect thereto, shall not be subject to any Restriction Period and shall be non-forfeitable at all times.

9.4 Settlement. Subject to Article 24 (*General Provisions*), and the last sentence of Section 9.1 (*Deferred Stock Units/In General*), unless otherwise provided in the Deferral Election Form related to a Deferred Stock Unit, the Company shall issue the Shares underlying any of a Participant's Deferred Stock Units (and any related Dividend-Equivalent Rights) credited to such Participant's account under this Plan within ninety (90) days following the date of such Participant's Termination of Employment or Service (or such other Code Section 409A-compliant distribution event as may be elected by the Participant in the initial Deferral Election Form in accordance with the rules and procedures of the Committee and Code Section 409A). The Committee may provide, or the Participant may elect, in the Deferral Election Form applicable to any Deferred Stock Unit that, in lieu of issuing Shares in settlement of that Deferred Stock Units, the Fair Market Value of the Shares corresponding to such Deferred Stock Units shall be paid in cash. For each Share received in settlement of Deferred Stock Units, the Company shall deliver to the Participant a certificate representing such Share, bearing appropriate legends, if applicable. Notwithstanding any other provision of the Plan to the contrary, any distribution that complies with Code Section 409A shall be deemed for all purposes to comply with the Plan requirements regarding the time and form of distributions.

9.5 Further Deferral Elections. If permitted by the Committee in the Deferral Election Form, a Participant may, elect to further defer receipt of Shares issuable in respect of Deferred Stock Units in accordance with the requirements of Code Section 409A. Any such redeferral election shall be valid only if : (a) such election does not take effect until at least twelve (12) months after the date on which it is made; (b) in the case of an election not related to a payment on account of Disability, death, or an unforeseeable emergency (within the meaning of Code Section 409A), the distribution is deferred for at least five (5) years from the date such distribution would otherwise have been paid; and (c) any election related to a distribution at a specified time or pursuant to a fixed schedule (within the meaning of Code Section 409A) is made at least twelve (12) months prior to the date on which distributions are otherwise scheduled to be paid. Any redeferral election in accordance with this paragraph shall be irrevocable on the date it is filed with the Committee unless subsequently changed pursuant to this paragraph.

Article 10. Performance Shares, Performance Share Units, and Performance Units

10.1 Grant of Performance Shares, Performance Share Units, and Performance Units. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Performance Shares, Performance Share Units, and/or Performance Units to Eligible Individuals in such amounts and upon such terms as the Committee shall determine.

10.2 Value of Performance Shares, Performance Share Units, and Performance Units. Each Performance Share and each Performance Share Unit shall have an initial value equal to the Fair Market Value of a Share on the Grant Date. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Shares, Performance Share Units, and/or Performance Units that will be paid out to the Participant.

10.3 Earning of Performance Shares, Performance Share Units, and Performance Units. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Shares, Performance Share Units, and/or Performance Units shall be entitled to receive payout on the value and number of Performance Shares, Performance Share Units, and/or Performance Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. Performance goals may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares, Performance Share Units or Performance Units or the vesting or lapse of restrictions with respect thereto, based on the level attained. The Committee may also provide in any such Award that any evaluation of performance against a performance goal may include or exclude events that occur during a Performance Period (including the income tax effects attributable thereto), singularly or in combination.

10.4 Form and Timing of Payment of Performance Shares, Performance Share Units, and Performance Units. Payment of earned Performance Shares, Performance Share Units, and/or Performance Units shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Shares, Performance Share Units, and/or Performance Units in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Performance Shares, Performance Share Units, and/or Performance Units at the close of the applicable Performance Period, but no later than the fifteenth (15th) day of the third month after the year in which the Performance Period ended. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

Article 11. Cash-Based Awards and Other Stock-Based Awards

11.1 Grant of Cash-Based Awards. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Eligible Individuals in such amounts and upon such terms as the Committee may determine.

11.2 Other Stock-Based Awards. The Committee, at any time and from time to time, may grant to Eligible Individuals other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3 Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

11.4 Payment of Cash-Based Awards and Other Stock-Based Awards. Payment, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Shares as the Committee determines. The Company may pay earned Cash-Based Awards and Other Stock-Based Awards in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Award at the close of the applicable Performance Period, if any, but no later than the fifteenth (15th) day of the third month after the year in which the Performance Period ended, the award vests (unless a valid deferral election has been made), or the date the payment was otherwise scheduled to be made.

Article 12. Nonemployee Director Awards

The Board or a committee of the Board shall determine all Awards to Nonemployee Directors. The terms and conditions of any grant to any such Nonemployee Director shall be set forth in an Award Agreement. Nonemployee Directors, pursuant to this Article 12 (*Nonemployee Director Awards*), may be awarded, or may be permitted to elect to receive, pursuant to the procedures established by the Board or a committee of the Board, all or any portion of their annual retainer, meeting fees or other fees in Shares, Restricted Stock, Restricted Stock Units, Deferred Stock Units or other Awards as contemplated by this Plan in lieu of cash.

Article 13. Qualified Performance-Based Awards and Performance Measures

13.1 In General. The Committee shall have the discretionary authority, consistent with Code Section 162(m), to structure any Awards granted to Covered Employees under this Plan to qualify as Qualified Performance-Based Awards. Only the Committee may grant Awards intended to be Qualified Performance-Based Awards. With respect to any Award intended to be a Qualified Performance-Based Award, this Plan and the applicable Award Agreement shall be interpreted and operated consistent with that intention.

13.2 Options and SARs. Compensation attributable to an Option or SAR is deemed to be a Qualified Performance-Based Award as long as (a) the Committee grants the Option and the SAR, (b) the Exercise Price and Grant Price, respectively, are not less than the Fair Market Value, and (c) such Option or SAR complies with the limitations imposed by Section 4.3 (*Shares Subject to this Plan and Award Limitations/Annual Award Limits*).

13.3 Qualified Performance-Based Awards Other Than Options or SARS. With respect to Qualified Performance-Based Awards that are not intended to be Options or SARs within the scope of Section 13.2 (*Qualified Performance-Based Awards and Performance Measures/Options and SARs)*, the vesting, exercisability, lapse of restrictions, payment or grant, as applicable, must be contingent upon the (a) attainment of a pre-established performance goal or measure (or combination thereof) as specified in this Article 13 (*Qualified Performance-Based Awards and Performance Measures*), and (b) certification described in Section 13.9 (*Qualified Performance-Based Awards and Performance Measures/Certification of Performance*).

13.4 Pre-Establishment Prerequisite for Qualified Performance-Based Awards Other Than Options or SARs. With respect to Qualified Performance-Based Awards that are not intended to be Options or SARs within the scope of Section 13.2 (*Qualified Performance-Based Awards and Performance Measures/Options and SARs)*, the Committee shall establish in writing on or before the Final Pre-Establishment Date (a) the Covered Employees to which objective performance goals or measures applicable to a given Performance Period will apply, (b) the objective performance goals or measures (as described in Article 13 (*Qualified Performance-Based Awards and Performance Measures*)) applicable to a given Performance Period, and (c) such performance goals shall state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to the Covered Employee Participant if such performance goals are obtained. A formula or standard is objective if a third party having knowledge of the relevant performance results could calculate the amount to be paid to the Covered Employee.

13.5 Qualified Performance-Based Awards that have Base Pay or Salary-Based Formula Terms. With respect to any Qualified Performance-Based Award compensation formula that is based, in whole or in part, on a percentage of salary or base pay, such salary or base pay must be fixed on or before the Final Pre-Establishment Date for the service period to which the Qualified Performance-Based Award relates.

13.6 Prohibited Discretion. The terms of the objective formula or standard of a Qualified Performance-Based Award must preclude discretion to increase the amount of compensation payable that would otherwise be due upon attainment of the goal. However, the Committee shall retain the discretion to reduce or eliminate the amount of any Award payable to any Participant either on a formula or discretionary basis or any combination, as the Committee determines in its sole discretion.

13.7 Performance Goals for Qualified Performance-Based Awards. The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Qualified Performance-Based Awards shall be limited to the following Performance Measures, which will be derived using the accounting principles generally accepted in the United States of America, to the extent applicable, and will be reported or appear in the Company's filings with the Securities and Exchange Commission (including, but not limited to, Forms 8-K, 10-Q and 10-K) or the Company's annual report to shareholders and will be derived from one or more (or any combination of one or more) of the following:

(a) Earnings per common share from continuing operations; or

(b) Earnings per common share; or

(c) Operating profit (loss) or Operating income (loss) (as the case may be); or

(d) Income (Loss) from continuing operations before unusual or infrequent items; or

(e) Income (Loss) from continuing operations; or

(f) Income (Loss) from continuing operations before income taxes; or

(g) Income (Loss) from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(h) Income (Loss) before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(i) Net income (loss); or

(j) Income (Loss) before other comprehensive income (loss); or

(k) Comprehensive income (loss); or

(l) Income (Loss) before interest and income taxes (sometimes referred to as "EBIT"); or

(m) Income (Loss) before interest, income taxes, depreciation and amortization (sometimes referred to as "EBITDA"); or

(n) Any other objective and specific income (loss) category or non-GAAP financial measure that appears as a line item in the Company's filings with the Securities and Exchange Commission or the annual report to shareholders; or

(o) Either of items (a) or (b) on a basic basis and any of items (c) through (n) on a basic earnings per share basis, as basic earnings per share is defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260, Earnings Per Share (formerly Statement of Financial Accounting Standards ("SFAS") No. 128), including authoritative interpretations or amendments thereof which may be issued from time to time as long as such interpretations or amendments are utilized on the consolidated statements of operations or statement of operations, as applicable, or in the notes to the consolidated financial statements; or

(p) Either of items (a) or (b) on a diluted basis and any of items (c) through (n) on a diluted earnings per share basis, as diluted earnings per share is defined in ASC 260, Earnings Per Share (formerly SFAS No. 128), including authoritative interpretations or amendments thereof which may be issued from time to time as long as such interpretations or amendments are utilized on the consolidated statements of operations or statement of operations, as applicable, or in the notes to the consolidated financial statements; or

(q) Common stock price; or

(r) Total shareholder return expressed on a dollar or percentage basis as is customarily disclosed in the proxy statement accompanying the notice of annual meetings of shareholders; or

(s) Percentage increase in comparable store sales; or

(t) Gross profit (loss) or gross margin (loss) (as the case may be); or

(u) Economic value added; or

(v) Any of items (a) through (u) with respect to any subsidiary, Affiliate, business unit, business group, business venture or legal entity, including any combination thereof, or controlled directly or indirectly by the Company whether or not such information is included in the Company's annual report to shareholders, proxy statement or notice of annual meeting of shareholders; or

(w) Any of items (a) through (u) above may be determined before or after a minority interest's share as designated by the Committee; or

(x) Any of items (a) through (u) above with respect to the period of service to which the performance goal relates whether or not such information is included in the Company's filings, annual report to shareholders, proxy statement or notice of annual meetings of shareholders; or

(y) Total shareholder return ranking position meaning the relative placement of the Company's total shareholder return (as determined in (r) above) compared to those publicly held companies in the Company's peer group as established by the Committee prior to the beginning of a vesting period or such later date as permitted under the Code. The peer group shall be comprised of not less than eight and not more than sixteen companies, including the Company; or

(z) With respect to items (a), (b), (o) and (p) above, other terminology may be used for each such performance criteria (including, but not limited to, "Basic EPS," "income (loss) per common share," "diluted EPS," or "earnings per common share-assuming dilution") as contemplated in ASC 260, Earnings Per Share (formerly SFAS No. 128), as amended, revised or superseded.

13.8 Evaluation of Performance. The Committee may provide in any Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period (including the income tax effects attributable thereto), singularly or in combination, to the goals/targets in recognition of the following categories (or any particular item(s) within the following categories or portion(s) thereof):

(a) Asset impairments as described in ASC 360, Property, Plant and Equipment (formerly SFAS No. 144), as amended, revised or superseded; or

(b) Costs associated with exit or disposal activities as described in ASC 420, Exit or Disposal Cost Obligations (formerly SFAS No. 146), as amended, revised or superseded; or

(c) Impairment charges (excluding the amortization thereof) related to goodwill or other intangible assets, as described in ASC 350, Intangibles – Goodwill and Other (formerly SFAS No. 142), as amended, revised or superseded; or

(d) Integration costs related to all merger and acquisition activity of the Company and/or its Affiliates, including, without limitation, any merger, acquisition, reverse merger, triangular merger, tender offer, consolidation, amalgamation, arrangement, security exchange, business combination or any other purchase or sale involving the Company and/or its Affiliates (or foreign equivalent of any of the foregoing); or

(e) Transaction costs related to all merger and acquisition activity of the Company and/or its Affiliates, including, without limitation, any merger, acquisition, reverse merger, triangular merger, tender offer, consolidation, amalgamation, arrangement, security exchange, business combination or any other purchase or sale involving the Company and/or its Affiliates (or foreign equivalent of any of the foregoing); or

(f) Any profit or loss attributable to the business operations of a specified segment as described in ASC 280, Segment Reporting (formerly SFAS No. 131), as amended, revised or superseded; or

(g) Any profit or loss attributable to a specified segment as described in ASC 280, Segment Reporting (formerly SFAS No. 131), as amended, revised or superseded acquired during the Performance Period or an entity or entities acquired during the Performance Period to which the performance goal relates; or

(h) Any tax settlement(s) with a tax authority; or

(i) Any extraordinary item, event or transaction as described in ASC 225-20, Income Statement – Extraordinary and Unusual Items (formerly Accounting Principles Board Opinion ("APB") No. 30), as amended, revised or superseded; or

(j) Any unusual in nature, or infrequent in occurrence items, events or transactions (that are not "extraordinary" items) as described in ASC 225-10, Income Statement – Extraordinary and Unusual Items (formerly APB No. 30), as amended, revised or superseded; or

(k) Any other non-recurring items, any events or transactions that do not constitute ongoing operations, or other non-GAAP financial measures (not otherwise listed); or

(l) Any change in accounting principle as described in ASC 250, Accounting Changes and Error Corrections (formerly SFAS No. 154), as amended, revised or superseded; or

(m) Unrealized gains or losses on investments in debt and equity securities as described in ASC 320, Investments – Debt and Equity Securities (formerly SFAS No. 115), as amended, revised or superseded; or

(n) Any gain or loss recognized as a result of derivative instrument transactions or other hedging activities as described in ASC 815, Derivatives and Hedging (formerly SFAS No. 133), as amended, revised or superseded; or

(o) Stock-based compensation charges as described in ASC 718, Compensation – Stock Compensation and ASC 505-50, Equity Based Payments to Non Employees (formerly SFAS No. 123R), as amended, revised or superseded; or

(p) Any gain or loss as reported as a component of other comprehensive income as described in ASC 220, Comprehensive Income (formerly SFAS No. 130), as amended, revised or superseded; or

(q) Any expense (or reversal thereof) as a result of incurring an obligation for a direct or indirect guarantee, as described in ASC 460, Guarantees (formerly FASB Interpretations ("FIN") No. 45), as amended, revised or superseded; or

(r) Any profit or loss as the result of the consolidation of a variable interest entity as described in ASC 810, Consolidation (formerly FIN No. 46R), as amended, revised or superseded; or

(s) Any expense, gain or loss (including, but not limited to, judgments, interest on judgments, settlement amounts, attorneys' fees and costs, filing fees, experts' fees, and damages sustained as a result of the imposition of injunctive relief) as a result of claims, litigation or lawsuit settlement (including collective actions or class action lawsuits); or

(t) Any charges associated with the early retirement of debt; or

(u) The relevant tax effect(s) of tax laws or regulations, or amendments thereto, that become effective after the beginning of the applicable Performance Period.

To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

13.9 Certification of Performance. No Qualified Performance-Based Award shall vest, have restrictions lapse, be payable or granted, as the case may be, any earlier than the Committee certifies in writing (in any manner allowable under Code Section 162(m)) the extent or level of achievement (if at all) to which the objective performance goals (and other material terms) applicable to the Performance Period were satisfied. As provided in Section 13.6 (*Qualified Performance-Based Awards and Performance Measures/Prohibited Discretion*), the Committee may reduce or eliminate (but not increase) the amount of any Award otherwise payable to a Participant.

13.10 Death, Disability or Other Circumstances. The Committee may provide in the Award Agreement that an Award intended to qualify as a Qualified Performance-Based Award under this Article 13 (*Qualified Performance-Based Awards and Performance Measures*) shall be payable, in whole or in part, in the event of the Participant's death or Disability, a Change in Control, or under other circumstances consistent with the requirements of Code Section 162(m).

13.11 Committee Discretion. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Qualified Performance-Based Awards, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 13.1 (*Qualified Performance-Based Awards and Performance Measures/In General*).

13.12 Shareholder Approval for Qualified Performance-Based Awards. The material terms of the performance goals with respect to Qualified Performance-Based Awards must be reapproved by the Company's shareholders no later than the first shareholders meeting that occurs in the fifth (5th) year following the year in which the shareholders previously approved the provisions of this Article 13 (*Qualified Performance-Based Awards and Performance Measures*), if Qualified Performance-Based Awards are to be made under Article 13 (*Qualified Performance-Based Awards and Performance Measures*) after the date of such shareholders meeting and if required by Code Section 162(m). The material terms include the employees eligible to receive Qualified Performance-Based Awards, a description of the business criteria on which the performance goal is based, and either the maximum amount of compensation that could be paid to any employee or the formula used to calculate the amount of compensation to be paid to the employee if the performance goal is attained.

Article 14. Transferability of Awards

During a Participant's lifetime, his or her Awards shall be exercisable only by the Participant (or by the Participant's legal representative in the event of the Participant's incapacity). Awards shall not be transferable other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported transfer in violation hereof shall be null and void.

Article 15. Impact of Termination of Employment or Service on Awards

15.1 In General. Unless otherwise determined by the Committee and set forth in the Award Agreement, upon a Participant's Termination of Employment or Service with or to the Company or an Affiliate, for any reason whatsoever, except as otherwise set forth in this Article 15 (*Impact of Termination of Employment or Service on Awards*), in an Award Agreement or, with the consent of such individual, as determined by the Committee at any time prior to or after such termination, Awards granted to such Participant will be treated as follows:

(a) Any Options and SARs will (i) to the extent not vested and exercisable as of the date of such Termination of Employment or Service with or to the Company or an Affiliate, terminate on the date of such termination, and (ii) to the extent vested and exercisable as of the date of such Termination of Employment or Service with or to the Company or an Affiliate, remain exercisable for a period of one (1) year following the date of such termination (but in no event beyond the maximum term of such Award); provided, however, that a Participant may not exercise an ISO more than three (3) months following the date of such termination for any reason other than death or Disability (but in no event beyond the maximum term of such Award).

(b) Any unvested portion of any Restricted Stock, Restricted Stock Units, or Deferred Stock Units will be immediately forfeited.

(c) Any Performance Shares, Performance Share Units, or Performance Units will be immediately forfeited and terminate.

(d) Any other Awards, including, but not limited to, Cash-Based Awards and Other Stock-Based Awards, to the extent not vested will be immediately forfeited and terminate.

15.2 Upon Termination of Employment or Service in Connection with a Change in Control. Except as otherwise provided in an Award Agreement, upon a Termination of Employment or Service in connection with a change in control, Awards granted to a Participant will be treated as set forth in Article 20 (*Change in Control*).

15.3 Bona Fide Leave. Notwithstanding the fact that a Participant's employment ostensibly terminates and except as otherwise provided in an Award Agreement, if the Participant is on a bona fide leave of absence, as defined in Treas. Reg. Section 1.409A-1(h)(1), then the Participant will be treated as having a continuing employment relationship (and not as having terminated employment for purposes of this Plan) so long as the period of the leave does not exceed six (6) months, or if longer, so long as the Participant retains a right to reemployment with the Company or an Affiliate under an applicable statute or by contract.

15.4 Change in Participant Status. If a Participant changes status from an Employee, Director, or Third Party Service Provider to an Employee, Director, and/or Third Party Service Provider, without interruption, the Committee, in its sole discretion, may permit any Award held by such Participant at the time of such change in status to be unaffected by such status change; provided, however, that an ISO held by an Employee shall be treated as a NQSO on the first (1st) day that is three (3) months after the date that the Participant ceases to be an Employee.

Article 16. Substitution Awards

Awards may be granted under the Plan from time to time in substitution for stock options and other awards held by employees or directors of other entities who are about to become Employees, whose employer is about to become an Affiliate as the result of a merger or consolidation of the Company or its Affiliate with another corporation, or the acquisition by the Company or its Affiliate of substantially all the assets of another corporation, or the acquisition by the Company or its Affiliate of at least fifty percent (50%) of the issued and outstanding stock of another corporation as the result of which such other corporation will become a subsidiary. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the award in substitution for which they are granted to ensure that the requirements imposed under Code Section 409A and 424, to the extent applicable, are satisfied.

Article 17. Dividend-Equivalent Rights

Any Participant selected by the Committee may be granted Dividend-Equivalent Rights (in connection with any Award other than an Option of SAR) based on the dividends declared on Shares that are subject to the Award to which they relate, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend-Equivalent Rights shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, if any Award for which Dividend-Equivalent Rights have been granted has its vesting or grant dependent upon the achievement of one or more performance goals, then the Dividend-Equivalent Rights shall accrue and only be paid to the extent the Award becomes vested. Under no circumstances may Dividend-Equivalent Rights be granted for any Option or SAR.

Article 18. Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid to or exercised by the Participant's executor, administrator, or legal representative.

Article 19. Rights of Participants

19.1 Employment/Service. Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Participant's employment or service on the Board or to the Company or its Affiliates at any time or for any reason, nor confer upon any Participant any right to continue his employment or service as a Director or Third Party Service Provider for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any of its Affiliates and, accordingly, subject to Article 3 (*Administration*) and Article 21 (*Amendment, Modification, Suspension, and Termination*), this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or its Affiliates. Nothing contained herein shall be deemed to alter the relationship between the Company or an Affiliate and a Participant, or the contractual relationship between a Participant and the Company or an Affiliate if there is a written contract regarding such relationship.

19.2 Participation. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

19.3 Rights as a Shareholder. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 20. Change in Control

20.1 Impact of Event. Notwithstanding any other provision of the Plan to the contrary and unless otherwise specifically provided in an Award Agreement, but subject to Section 4.4 (*Shares Subject to this Plan and Award Limitations/Adjustments in Authorized Shares*) in the event of a Change in Control:

(a) Any Options and SARs outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(b) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Awards shall lapse and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(c) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Units shall lapse and such Restricted Stock Units shall become free of all restrictions and become fully vested and redeemed to the full extent of the original grant (i.e., the Restriction Period shall lapse);

(d) Any performance goal or other condition with respect to any Performance Units, Performance Shares, and Performance Share Units shall be deemed to have been satisfied in full, and the Common Shares or cash subject to such Award shall be fully distributable;

(e) Any remaining restrictions, performance goals or other conditions with respect to any Deferred Stock Units shall lapse and such Deferred Stock Unit shall be deemed to have been satisfied in full, and the Common Shares or cash subject to such Award shall be fully distributable; and

(f) Any Cash-Based Awards and Other Stock-Based Awards outstanding as of the date of such Change in Control and not then vested shall vest to the full extent of the original grant.

Notwithstanding the foregoing, with respect to any Award that provides for the deferral of compensation and is subject to Code Section 409A, unless the Committee determines otherwise in the Award Agreement, such Award shall be paid, distributed or settled, as applicable: (i) on the occurrence of a Change in Control if that Change in Control constitutes a "change in control event" within the meaning of Code Section 409A; or (ii) in accordance with the terms provided in the Award Agreement if that Change in Control does not constitute a "change in control event" within the meaning of Code Section 409A.

20.2 Effect of Code Section 280G. Except as otherwise provided in the Award Agreement or any other written agreement between the Participant and the Company or any Affiliate in effect on the date of the Change in Control, if the sum (or value) due under Section 20.1 (*Change in Control/Impact of Event*) that are characterizable as parachute payments, when combined with other parachute payments attributable to the same Change in Control, constitute "excess parachute payments" as defined in Code Section 280G(b)(1), the entity responsible for making those payments or its successor or successors (collectively, "Payor") will reduce the Participant's benefits under the Plan by the smaller of (a) the value of the sum or the value of the payments due under Section 20.1 (*Change in Control/Impact of Event*), or (b) the amount necessary to ensure that the Participant's total "parachute payment" as defined in Code Section 280G(b)(2)(A) under the Plan and all other agreements will be $1.00 less than the amount that would generate an excise tax under Code Section 4999. Any reduction pursuant to this Section 20.2 (*Change in Control/Effect of Code Section 280G*) shall be first applied against parachute payments (as determined above) that are not subject to Code Section 409A and, thereafter, shall be applied against all remaining parachute payments (as determined above) subject to Code Section 409A on a pro rata basis.

Article 21. Amendment, Modification, Suspension, and Termination

21.1 Amendment, Modification, Suspension, and Termination. Subject to Section 21.3 (*Amendment, Modification, Suspension, and Termination/Awards Previously Granted*) and Section 21.5 (*Amendment, Modification, Suspension, and Termination/Repricing Prohibition*), the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and/or any Award Agreement in whole or in part; provided, however, that no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

21.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. Except to the extent prohibited under Code Sections 409A and 424, to the extent applicable, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (other than those described in Section 4.4 (*Shares Subject to this Plan and Award Limitations/ Adjustments in Authorized Shares*) hereof), affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

21.3 Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary (other than Section 21.4 (*Amendment, Modification, Suspension, and Termination/Amendment to Conform to Law*)), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

21.4 Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Board of Directors may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of (a) conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A to the extent applicable), and to the administrative regulations and rulings promulgated thereunder; (b) permitting the Company or its Affiliates to receive a tax deduction under applicable law; or (c) avoiding an expense charge to the Company or its Affiliates. By accepting an Award under this Plan, a Participant consents to any amendment made pursuant to this Section 21.4 (*Amendment, Modification, Suspension, and Termination/Amendment to Conform to* Law) to any Award granted under the Plan without further consideration or action.

21.5 Repricing Prohibition. Except to the extent (a) approved by the Company's shareholders, or (b) provided in Section 4.4 (*Shares Subject to this Plan and Award Limitations/Adjustments in Authorized Shares*), the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the Exercise Price or the Grant Price of any outstanding Option or SAR or to grant any new Award, or make any cash payment, in substitution for or upon the cancellation of Options or SARs previously granted.

21.6 Reload Prohibition. Regardless of any other provision of the Plan, no Participant will be entitled to (and no Committee discretion may be exercised to extend to any Participant) an automatic grant of additional Awards in connection with the exercise of an Option or otherwise.

Article 22. Withholding

22.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan. As soon as practicable after the date as of which the amount first becomes includible in the gross income of the Participant (but no later than the last business day of the calendar quarter during which the amount first becomes includible in gross income), the Participant shall pay to the Company or an Affiliate (or other entity identified by the Committee), or make arrangements satisfactory to the Company or other entity identified by the Committee regarding the payment of any federal, state, provincial, or local taxes of any kind (including any employment taxes) required by law to be withheld with respect to such income. The obligations of the Company under this Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant.

22.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares, or any other taxable event arising as a result of an Award granted hereunder, unless the Participant has elected, with the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by paying the taxes in cash or transferring to the Company Shares owned by the Participant that would satisfy the minimum statutory total tax (but no more than such minimum) with respect to the Company's withholding obligation, the Participant shall be deemed to have elected to have the Company withhold a number of Shares that would satisfy the minimum statutory total tax (but no more than the such minimum) that could be imposed on the transaction. All such elections shall be irrevocable, made by the Participant in a manner approved by the Committee, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 23. Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon each Participant's heirs, legal representatives, and successors.

Article 24. General Provisions

24.1 Recovery of Compensation. Any Award issued under this Plan will be subject to any clawback policy developed by the Board of Directors or the Committee that is consistent with applicable law, whether such Award was granted before or after the effective date of any such clawback policy.

24.2 Legend. The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

24.3 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the singular shall include the plural, and the plural shall include the singular.

24.4 Severability. In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

24.5 Compliance with Legal and Exchange Requirements. The Plan, the granting and exercising of Awards thereunder, and any obligations of the Company under the Plan, shall be subject to all applicable federal and state laws, rules, and regulations, and to such approvals by any regulatory or governmental agency as may be required, and to any rules or regulations of any stock exchange on which the Shares are listed. The Company, in its discretion, may postpone the granting and exercising of Awards, the issuance or delivery of Shares under any

Award or any other action permitted under the Plan to permit the Company, with reasonable diligence, to complete such stock exchange listing or registration or qualification of such Shares or other required action under any federal or state law, rule, or regulation and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules, and regulations. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Shares in violation of any such laws, rules, or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Awards. Neither the Company nor its Affiliates, or the directors or officers of any such entities, shall have any obligation or liability to a Participant with respect to any Award (or Shares issuable thereunder) that shall lapse because of such postponement.

24.6 No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

24.7 Investment Representations. The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

24.8 Employees Based Outside of the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company or its Affiliates operate or have Employees, Directors or Third Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates shall be covered by this Plan;

(b) Determine which Employees, Directors and/or Third Party Service Providers outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees, Directors and/or Third Party Service Providers outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 24.8 (*General Provisions/Employees Based Outside of the United* States) by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

24.9 Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

24.10 Unfunded Plan. It is intended that this Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under this Plan to deliver Shares or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of this Plan and Participants shall have no right, title, or interest whatsoever in or to any investments that the Company or its Affiliates may make to aid it in meeting its obligations under this Plan.

24.11 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated (i.e., rounded down to the nearest whole Share).

24.12 No Impact on Benefits. Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Award shall be treated as compensation for purposes of calculating a Participant's right under any such plan, policy or program.

24.13 Compliance with Code Section 409A.

(a) **In General.** The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Code Section 409A. All Award Agreements shall be construed and administered such that the Award either (i) qualifies for an exemption from the requirements of Code Section 409A or (ii) satisfies the requirements of Code Section 409A. To the extent that any provision of the Plan or an Award Agreement would cause a conflict with the requirements of Code Section 409A, or would cause the administration of the Plan or an Award to fail to satisfy the requirements of Code Section 409A, such provision shall be deemed amended to the extent practicable to avoid adverse tax consequences under Code Section 409A for the Participant (including his or her beneficiaries). In no event shall a Participant, directly or indirectly, designate the calendar year in which payment, distribution or settlement, as applicable, of an Award subject to Code Section 409A is made, except in accordance with Code Section 409A. Notwithstanding any provision in this Plan to the contrary, neither the Company nor the Committee shall have any liability to any person in the event such Code Section 409A applies to any Award in a manner that results in adverse tax consequences for the Participant or any of his or her beneficiaries.

(b) **Six-Month Delay for Specified Employees.** Notwithstanding anything in this Plan or an Award Agreement to the contrary, if a Participant is a "specified employee," within the meaning of Code Section 409A and as determined under the Company's policy for determining specified employees, on the date of his "separation from service", within the meaning of Code Section 409A, the distribution, payment or settlement, as applicable, of all of Participant's Awards that are both (i) subject to Code Section 409A and (ii) distributable, payable or settleable, as appropriate, on account of a separation from service, shall be postponed for six (6) months following the date of the Participant's separation from service. If a distribution, payment or settlement, as applicable, is delayed pursuant to this paragraph, the distribution, payment or settlement, as applicable, shall be made within the thirty (30)-day period following the first (1st) business day of the seventh (7th) month following the Participant's separation from service; provided that if the Participant dies during such six (6)-month period, any postponed amounts shall be paid within ninety (90) days of the Participant's death. This distribution, payment or settlement, as applicable, shall include the cumulative amount of any amount that could not be paid or provided during such period.

(c) **Elective Deferrals.** No Participant elective deferrals or re-deferrals of compensation (as defined under Code Section 409A and/or guidance thereto) other than in regard to Deferred Stock Units are permitted under this Plan. Instead, any such elective deferrals of compensation shall only be permitted pursuant to the Company's nonqualified deferred compensation plan. To the extent elective deferrals or re-deferrals are permitted under this Plan, such elections shall be made in accordance with the requirements of Code Section 409A and the rules, procedures and forms specified from time to time by the Committee.

(d) **Mandatory Deferrals.** If, at the grant of an Award under this Plan, the Committee decides that the payment of compensation with respect to such Award shall be deferred compensation within the meaning of Code Section 409A, then, the Committee shall set forth the time and form of payment in the Award Agreement in a manner consistent with Code Section 409A.

(e) **Timing of Payments.** Payment(s) of compensation that is subject to Code Section 409A shall only be made in the form and upon an event or at a time permitted under Code Section 409A.

24.14 Nonexclusivity of this Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

24.15 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

24.16 Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

24.17 Offset. Subject to the requirements of Code Section 409A, if applicable, (a) any amounts owed to the Company or an Affiliate by a Participant of whatever nature up to the fullest extent permitted by applicable law may be offset by the Company from the value of any Award to be transferred to the Participant, and (b) no Shares, cash or other thing of value under the Plan or an Award Agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company and its Affiliates. However, no waiver of any liability (or the right to apply the offset described in this Section 24.17 (*General Provisions/Offset*)) may be inferred because the Company pays an Award to a Participant with an outstanding liability owed to the Company or an Affiliate.

24.18 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Ohio, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. The Plan shall be construed to comply with all applicable law and to avoid liability (other than a liability expressly assumed under the Plan or an Award Agreement) to the Company, an Affiliate or a Participant. Recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts located in Franklin County, Ohio, to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

24.19 Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may (a) deliver by email or other electronic means (including posting on a web site maintained by the Company or an Affiliate or by a third party under contract with the Company or an Affiliate) all documents relating to the Plan or any Award thereunder (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements), and (b) permit Participants to electronically execute applicable Plan documents (including, but not limited to, Award Agreements) in a manner prescribed by the Committee.

24.20 No Representations or Warranties Regarding Tax Affect. Notwithstanding any provision of the Plan to the contrary, the Company, its Affiliates, the Board, and the Committee neither represent nor warrant the tax treatment under any federal, state, local or foreign laws and regulations thereunder (individually and collectively referred to as the "Tax Laws") of any Award granted or any amounts paid to any Participant under the Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties and interest under the Tax Laws.

24.21 Indemnification. To the maximum extent permitted under the Company's Articles of Incorporation and Code of Regulations, each person who is or shall have been a member of the Board, a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3 (*Administration*), shall be indemnified and held harmless by the Company against and from any (a) loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Code of Regulations, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

24.22 No Obligation to Disclose Material Information. Except to the extent required by applicable securities laws, none of the Company, an Affiliate, the Committee, or the Board shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon or in connection with receipt or the exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Shares that may be issued or acquired under the Plan.

24.23 Entire Agreement. Except as expressly provided otherwise, this Plan and any Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between this Plan and any Award Agreement, the terms and conditions of the Plan shall control.

(This page intentionally left blank.)

APPENDIX B

Executive Compensation Peer Groups for Fiscal 2011 Executive Compensation

The retailer-only peer group was comprised of the following companies:

99 Cents Only Stores
Abercrombie & Fitch
Advanced Auto Parts
Bed Bath & Beyond
BJ's Wholesale Club
Collective Brands
Dollar General
Dollar Tree
DSW
Family Dollar
Limited Brands
PETsMART
Ross Stores
TJX Companies
Tractor Supply

The broader peer group was comprised of the following companies:

7-Eleven
A.C. Moore Arts & Crafts
Abercrombie & Fitch
Academy Sports & Outdoors
Ace Hardware
adidas America
Advance Auto Parts
Aeropostale
Ahold USA
Alex Lee
Amazon.com
American Eagle Outfitters
AmericourceBergen
Andersons
Ann Taylor
Arrow Electronics
Ashland / The Valvoline Company
AutoZone
Avis Budget Group
Axcess Financial Services
Bebe Stores
Belk
Best Buy
BI-LO, LLC
BJ's Wholesale Club
Body Shop
Bon-Ton Stores
Boy Scouts – Supply Group
Brookstone, Inc.
Brown Shoe Company
Build-A-Bear Workshop
Burberry
Burlington Coat Factory
C&S Wholesale Grocers
Cabela's
Cardinal Health
Caribou Coffee Company
CBRL Group
Charlotte Russe
Charming Shoppes
Foot Locker
Fossil, Inc.
GameStop Corp.
Gap
General Nutritional Centers
Genesco
Gymboree
Half Price Books, Records
Hallmark - Retail
Hanesbrands
Harley-Davidson Motor Company
Harris Teeter
Harry Winston
HD Supply
HDS Retail North America
Helzberg Diamonds
Hennes and Mauritz, LP
Hermes
Hess Corporation
Hhgregg
Home Depot
Home Shopping Network
Hot Topic
HSN, Inc.
Hudson's Bay Company
Ingles Markets, Inc.
InMotion Entertainment
J. Crew
J. Jill
J.C. Penny
Jewelry Television
Jo-Ann Stores
Jockey International, Inc.
Kenneth Cole Productions
Knowledge Learning Corp
Kohl's
L.L. Bean
Levi Strauss
LF USA
Limited Brands
Phillips-Van Heusen
Pier 1 Imports
Polo Ralph Lauren
Price Chopper Supemarkets
Publix SuperMarkets
QVC
Rack Room Shoes
RadioShack
Ralph Lauren
Recreational Equipment
Redcats USA
Reebok International
Rent-A-Center
Restoration Hardware
Retail Brand Alliance
Richemont
Ritchie Bros. Auctioneers
Rite Aid Corporation
Ross Stores
Safeway
Safilo USA
Saks
Savers
Sears Holdings
Shoe Carnival, Inc.
ShopKo Stores
Smile Brands
Sonic Automotive
Spartan Stores
Spencer Gifts
St. John Knits International
Stage Stores
Staples
Starbucks
Sterling Jewelers
SUPERVALU
Talbots
Target
The Coca-Cola Company
The Fresh Market, Inc.

Chevron Stations
Chico's FAS
Children's Place
Chipotle Mexican Grill
Christies European Holdings
Christopher & Banks
Circle K Stores, Inc.
Coach
Coldwater Creek
Collective Brands
Columbua Sportswear
Covidien
Crate and Barrel
CVS/Caremark
Deckers Outdoor Corporation
Delhaize America
DFS
Dick's Sporting Goods
Disney Stores
Dollar General
Dollar Tree
Dot Foods
DSW
Eastern Mountain Sports
eBay
Express
Exxon Mobil Corporation
Family Dollar Stores
FedEx
Liz Claiborne
Lord & Taylor
Lowe's
lululemon athletica usa
Luxottica Retail US
Louis Vuitton
Macy's
Marathon Oil Corporation
Mary Kay
McDonalds's Corporation
Meijer
Michaels Stores
Movado
Nash-Finch
Navy Exchange Service Command
Neiman Marcus Group
New Balance Athletic Shoe, Inc.
New York & Company
Nike
Nordstrom
Office Depot
OfficeMax
Omnicare
Oxford Industries, Inc.
Panda Restaurant Group
Papa Johns
Performance Food Group
PETCO
PetSmart
The Kroger Co.
The Pantry
The Sports Authority
The TJX Companies
The Walt Disney Co.
The Yankee Candle Co.
Tiffany & Co.
Tory Burch
Total Wine & More
Toys "R" Us
Tractor Supply
Tween Brands
U.S. Foodservice
Ulta Salon, Cosmetics & Fragrance
United Rentals
Universal Orlando
University Book Store
Vail Resorts, Inc.
VF Corporation
VWR International
W.W. Grainger
Walgreen
Wal-Mart
Warnaco
Wawa Inc.
Wegmans Food Market
West Marine Products
Whole Foods Market
Williams-Sonoma
Winn-Dixie Stores
Wolverine World Wide, Inc.
Zale

(This page intentionally left blank.)

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was 2,376,326,661 on July 30, 2011, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the registrant's common shares, $0.01 par value, outstanding as of March 21, 2012, was 65,754,099.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for its 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

(This page intentionally left blank.)

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 28, 2012

TABLE OF CONTENTS

(This page intentionally left blank.)

PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as "we," "us," and "our" except as used in the reports of our independent registered public accounting firm included in Item 8 of this Annual Report for Form 10-K ("Form 10-K")), is North America's largest broadline closeout retailer (see the discussion below under the caption "Closeout Retailing"). At January 28, 2012, we operated a total of 1,533 stores in two countries: the United States of America ("U.S.") and Canada. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years being comprised of 52 weeks and some being comprised of 53 weeks. Unless otherwise stated, references to years in this Form 10-K relate to fiscal years rather than calendar years. The following table provides a summary of our fiscal year calendar and the associated number of weeks in the fiscal year:

Fiscal Year	Number of Weeks	Year Begin Date	Year End Date
2012	53	January 29, 2012	February 2, 2013
2011	52	January 30, 2011	January 28, 2012
2010	52	January 31, 2010	January 29, 2011
2009	52	February 1, 2009	January 30, 2010
2008	52	February 3, 2008	January 31, 2009
2007	52	February 4, 2007	February 2, 2008

We manage our broadline closeout retailing business geographically on the basis of two segments: U.S. and Canada. Please refer to the consolidated financial statements and related notes in this Form 10-K for our financial information. In our U.S. segment, we evaluate and report overall sales and merchandise performance based on the following key merchandising categories: Consumables, Furniture, Home, Seasonal, Play n' Wear, and Hardlines & Other. The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. The Home category includes the domestics, stationery, and home decorative departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Play n' Wear category includes the electronics, toys, jewelry, infant accessories, and apparel departments. The Hardlines & Other category includes the appliances, tools, paint, and home maintenance departments, as well as the results of certain large closeout deals that we typically acquire through our alternate product sourcing operations. See note 15 to the accompanying consolidated financial statements for the net sales results of our segments and these categories for 2011, 2010, and 2009.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation. In 2009 and 2010, all of our operations were located within the U.S. In July 2011, we expanded our operations internationally into Canada with the acquisition of 100% of the outstanding shares of Liquidation World Inc. (now known as Big Lots Canada, Inc.).

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800.

Closeout Retailing

Closeout merchandise generally results from production overruns, packaging changes, discontinued products, liquidations, returns, and other disruptions in the supply chain of manufacturers. As a result, we can generally purchase closeout merchandise at lower costs than would be paid by traditional discount retailers, and offer closeout merchandise at lower prices than those offered by traditional discount retailers. We attempt to maximize the amount of closeout merchandise available in our stores. We work closely with our vendors to obtain name brand merchandise that is easily recognizable by our customers. In addition to closeout merchandise, we stock many products on a consistent basis at our stores that we believe provide great value to our customers. These recurring products may not always be the same brand or may be off-brand because we attempt to provide our customers with merchandise at a price that we believe represents a great value. For net sales by merchandise category and as a percent of total net sales, see the discussion below under the captions "2011 Compared To 2010" and "2010 Compared To 2009" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of this Form 10-K.

Real Estate

The following table compares the number of our stores in operation, by segment, at the beginning and end of each of the last five fiscal years:

	2011	2010	2009	2008	2007
U.S.					
Stores open at the beginning of the year	1,398	1,361	1,339	1,353	1,375
Stores opened during the year	92	80	52	21	7
Stores acquired during the year	—	—	—	—	—
Stores closed during the year	(39)	(43)	(30)	(35)	(29)
Stores open at the end of the year	1,451	1,398	1,361	1,339	1,353
Canada					
Stores open at the beginning of the year	—	—	—	—	—
Stores opened during the year	—	—	—	—	—
Stores acquired during the year	89	—	—	—	—
Stores closed during the year	(7)	—	—	—	—
Stores open at the end of the year	82	—	—	—	—
Consolidated					
Stores open at the beginning of the year	1,398	1,361	1,339	1,353	1,375
Stores opened during the year	92	80	52	21	7
Stores acquired during the year	89	—	—	—	—
Stores closed during the year	(46)	(43)	(30)	(35)	(29)
Stores open at the end of the year	1,533	1,398	1,361	1,339	1,353

During 2009, the U.S. commercial real estate market softened and, as a result, we successfully negotiated a number of new store leases as the availability of space improved, rental rates eased, and our sales and profitability improved at the store level. This trend continued into 2010. In addition, during 2009 and 2010, we were able to favorably negotiate renewals for certain store leases which, prior to 2009, may have resulted in store closures. In 2011, we continued our new store expansion activities in the U.S., and also acquired 89 stores in Canada as the result of our acquisition of Liquidation World Inc. For additional information about our real estate strategy, see the discussion under the caption "Operating Strategy - Real Estate" in the accompanying MD&A in this Form 10-K.

The following table details our U.S. stores by state at January 28, 2012:

Alabama	28	Maine	7	Ohio	108
Arizona	36	Maryland	19	Oklahoma	17
Arkansas	13	Massachusetts	20	Oregon	13
California	174	Michigan	48	Pennsylvania	70
Colorado	20	Minnesota	7	Rhode Island	1
Connecticut	11	Mississippi	14	South Carolina	34
Delaware	4	Missouri	28	South Dakota	1
Florida	109	Montana	2	Tennessee	47
Georgia	60	Nebraska	4	Texas	117
Idaho	6	Nevada	12	Utah	11
Illinois	34	New Hampshire	7	Vermont	4
Indiana	46	New Jersey	18	Virginia	37
Iowa	3	New Mexico	12	Washington	23
Kansas	9	New York	54	West Virginia	18
Kentucky	40	North Carolina	68	Wisconsin	10
Louisiana	23	North Dakota	2	Wyoming	2
				Total stores	**1,451**
				Number of states	**48**

The following table details our Canadian stores by province at January 28, 2012:

Alberta	13	New Brunswick	2	Saskatchewan	6
British Columbia	16	Nova Scotia	4		
Manitoba	4	Ontario	37		
				Total stores	**82**
				Number of provinces	**7**

Of our 1,533 stores, 33% operate in four states: California, Texas, Ohio, and Florida, and net sales from stores in these states represented 36% of our 2011 net sales.

Associates

At January 28, 2012, we had approximately 37,400 active associates comprised of 13,200 full-time and 24,200 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of approximately 43,000 in 2011. Approximately 65% of the associates employed throughout the year are employed on a part-time basis. We consider our relationship with our associates to be good, and we are not a party to any labor agreements.

Competition

We operate in the highly competitive retail industry and face strong sales competition from other general merchandise, discount, food, furniture, arts and crafts, and dollar store retailers. Additionally, we compete with a number of companies for retail site locations, to attract and retain quality employees, and to acquire our broad assortment of closeout merchandise from vendors.

Purchasing

An integral part of our business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace, including our ability to pay timely and source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions. We believe this ability provides a high level of service and convenience to our vendors. We supplement our traditional brand-name closeout purchases with various direct import and domestically-sourced merchandise, which represents merchandise that our customers consistently expect us to have in our stores or merchandise that we believe offers our customers a significant value. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We expect that the unpredictability of the retail and manufacturing environments coupled with what we believe is our dominant purchasing power position will continue to support our ability to source quality closeout merchandise at competitive prices.

We have a merchandising team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in North America. As a result of our relationships and our experience and reputation in the closeout industry, we believe many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from a broad and growing vendor base of more than 3,000 domestic and foreign vendors. In 2011, our top ten vendors accounted for approximately 15% of total purchases (at cost) while the largest vendor accounted for approximately 4% of total purchases (at cost).

During 2011, we purchased approximately 26% of our merchandise directly from overseas vendors, including approximately 23% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in "Item 1A. Risk Factors" of this Form 10-K.

Warehouse and Distribution

The majority of the merchandise we sell is received and processed for retail sale and distributed to the retail locations from our seven regional distribution centers. Our U.S. segment is serviced by regional distribution centers located in Pennsylvania, Ohio, Alabama, Oklahoma, and California. Our Canadian segment is serviced by regional distribution centers located in British Columbia and Ontario. While a select few of our merchandise vendors deliver merchandise directly to our stores, the large majority of our inventory is managed through our distribution centers to facilitate the prompt and efficient distribution of merchandise to our stores in order to maximize sales and our inventory turnover rate. We selected the locations of our distribution centers in the U.S. in an effort to minimize transportation costs and the distance from distribution centers to our stores.

In addition to the regional distribution centers that handle merchandise, we operate a warehouse in Ohio that distributes store fixtures and supplies and wholesale inventory for our U.S. segment.

For additional information regarding our warehouses and distribution facilities and related initiatives, see the discussion under the caption "Warehouse and Distribution" in "Item 2. Properties" of this Form 10-K and the discussion under the caption "Operating Strategy - Cost Structure" in the accompanying MD&A in this Form 10-K.

Advertising and Promotion

Our brand image is an important part of our marketing program. Our principal trademarks, including the Big Lots® family of trademarks, have been registered with the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office. We use a variety of marketing approaches to promote our brand and retail position through television, internet, in-store point of purchase, and print media.

The centerpiece of our U.S. marketing efforts is our television campaign which combines elements of strategic branding and promotion. These same elements are also used in most of our other marketing media. Our highly-targeted media placement strategy uses national cable as the foundation of our television buys which is then supplemented with commercials placed with broadcast networks in key markets. In all markets served by our U.S. stores, we design and distribute printed advertising circulars, through a combination of newspaper insertions and mailings. In 2011, we distributed multi-page circulars covering 27 weeks which was consistent with our approach in 2010 and 2009. We create regional versions of these circulars to take advantage of market differences caused by product availability, climate, and customer preferences. In addition, we use in-store promotional materials, including in-store signage, to emphasize special bargains and significant values offered to our customers.

Since the date we acquired Liquidation World Inc., our marketing efforts in Canada have been limited to in-store promotional materials. Our focus in Canada has been on building inventory assortments to optimal levels and enhancing the presentation of our stores. Once these goals are accomplished, we will evaluate which marketing strategies (e.g., branding and promotional advertising) best fit our operational goals.

Our customer list, which we refer to as the Buzz Club® in the U.S., is an important marketing tool which allows us to communicate in a cost effective manner with our customers, including e-mail delivery of our circulars. In addition to the Buzz Club®, in August of 2009, we started the Buzz Club Rewards® program ("Rewards"), which has grown rapidly from 1.2 million members at the end of 2009 to 11.5 million members at the end of 2011. Members of the Buzz Club Rewards® program use a membership card when making purchases and earn discounts on future purchases when they meet certain thresholds. Buzz Club Rewards® members may also receive other targeted promotions. We continue to use our website (www.biglots.com) as a key avenue to communicate with our customers through special catalogs and online advertising, attracting approximately 1.3 million unique visitors each week. Total advertising expense as a percentage of total net sales was 1.9% in 2011, 1.9% in 2010, and 2.0% in 2009.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations in our sales and profitability, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly net sales and operating profits can be affected by the timing of new store openings and store closings, the timing of television and circular advertising, and the timing of certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses as a percentage of sales in the third fiscal quarter in anticipation of increased sales activity during the fourth fiscal quarter. The fourth fiscal quarter typically includes a leveraging effect on operating results because net sales are higher and certain of our costs, such as rent and depreciation, are fixed and do not vary as sales levels escalate.

The seasonality of our net sales and related merchandise inventory requirements influences our availability of and demand for cash or access to credit. We historically have drawn upon our credit facility to assist in funding our working capital requirements, which typically peak near the end of our third fiscal quarter. We historically have higher net sales, operating profits, and cash flow provided by operations in the fourth fiscal quarter which allows us to substantially repay our seasonal borrowings. In 2011, our total indebtedness (outstanding borrowings and letters of credit) peaked in early December 2011 at approximately $400 million under our $700 million unsecured credit facility entered into in July 2011 ("2011 Credit Agreement"). At January 28, 2012, our total indebtedness under the 2011 Credit Agreement was $121.1 million, which included $65.9 million in borrowings and $55.2 million in outstanding letters of credit. We expect that borrowings will vary throughout 2012 depending on various factors, including our seasonal need to acquire merchandise inventory prior to peak selling seasons, the timing and amount of sales to our customers, the working capital needs of our Canadian segment, and the potential impact of shares repurchased under our authorized share repurchase program. For additional information on our current share repurchase program, the 2011 Credit Agreement, and a discussion of our sources and uses of funds, see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and the discussion under the caption "Capital Resources and Liquidity" in the accompanying MD&A, in this Form 10-K.

Available Information

We make available, free of charge, through the "Investor Relations" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2012 Annual Meeting of Shareholders ("2012 Proxy Statement").

In the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions, the following information relating to our corporate governance may be found: Corporate Governance Guidelines; charters of our Board of Directors' Audit, Compensation, Nominating/Corporate Governance, Strategic Planning, and Public Policy and Environmental Affairs Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Professionals; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers. The Code of Business Conduct and Ethics applies to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals applies to our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein) and contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our websites are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the material risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2011 Annual Report to Shareholders contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Such statements are commonly identified by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, forward-looking statements include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties, and potential inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected results set forth in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of material risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

The current economic conditions (including commodity price fluctuations, bankruptcies, and reduced access to credit) give rise to risks and uncertainties that may adversely affect our capital resources, financial condition, results of operations, and liquidity including, but not limited to the following:

- Fluctuating commodity prices, including but not limited to diesel fuel and other fuels used to generate power by utilities, may affect our gross profit and operating profit margins.
- Our expectations regarding the demand for our merchandise may be inaccurate, which could cause us to under buy or over buy certain categories or departments of merchandise, which could result in customer dissatisfaction or require excessive markdowns to sell through the merchandise.
- The reaction of our competitors to the marketplace, including the level of liquidations occurring at bankrupt retailers, may drive our competitors, some of whom are better capitalized than us, to offer significant discounts or promotions on their merchandise, which could negatively affect our sales and profit margins.
- Our vendors may be negatively impacted by current economic conditions due to insufficient availability of credit to fund their operations or insufficient demand for their products, which may affect their ability to fulfill their obligations to us.
- A downgrade in our credit rating could negatively affect our ability to access capital or could increase the borrowing rates we pay.

If we are unable to continue to successfully execute our operating strategies in our U.S. segment, our operating performance could be significantly impacted.

There is a risk that we will be unable to continue to meet or exceed our operating performance targets and goals in the future if our strategies and initiatives are unsuccessful. In 2010, we announced operating performance targets and goals as part of an updated strategic plan that we intend to use as our roadmap for the near future. That plan includes a growth phase and a continued focus on merchandising, real estate, and cost structure. Overall, for our U.S. segment, both our actual 2011 operating performance and our 2012 operating performance outlook are materially consistent with the operating performance targets outlined in the strategic plan announced in 2010 but there can be no assurance we will be able to continue to successfully execute our operating strategies. See the accompanying MD&A in this Form 10-K for additional information concerning our operating strategy.

If we are unable to successfully implement our operating strategies in our Canadian segment, our operating performance could be significantly impacted.

During 2011, we acquired Liquidation World Inc. as an avenue for entry into the Canadian retail market, which was not specifically included in the strategic plan announced in 2010, but fell within the growth phase goals of our overall plan. The Company's intent is to implement an operating strategy in Canada similar to that of our U.S. segment. If we are unable to successfully implement this strategy in Canada, such failure could have a material adverse affect on the consolidated operating performance and the value of our goodwill and intangibles assets associated with the Canadian segment could be negatively affected. See the accompanying MD&A in this Form 10-K for additional information concerning our operating strategy.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, employees, products, real estate, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources than us. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations in other ways.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

The products we sell are sourced from a variety of vendors. The portion of our merchandise assortment that is pre-planned and made for us consists of imported merchandise (primarily merchandise in our furniture, seasonal, and home categories along with merchandise in certain other departments like toys) or merchandise that we can re-order upon demand. However, for the closeout component of our business, we do not control the supply, design, function, availability, or cost of many of the products that we offer for sale. Our ability to meet or exceed our operating performance targets for gross margin depends upon the sufficient availability of closeout merchandise that we can acquire and offer at prices that represent a value to our customers. In addition, we rely on our vendors to provide us with quality merchandise. To the extent that certain of our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. Shortages or disruptions in the availability of closeout merchandise of a quality acceptable to our customers and us would likely have a material adverse effect on our sales and gross margin and may result in customer dissatisfaction.

We rely on vendors located in foreign countries for significant amounts of merchandise and a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher gross margin. During 2011, we purchased approximately 26% of our products directly from overseas vendors including 23% from vendors located in China. Our ability to identify qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, increased import duties, more restrictive quotas, loss of "most favored nation" trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions (including retaliation by the United States against foreign practices), political instability, the financial stability of vendors, merchandise quality issues, and tariffs. These and other issues affecting our international vendors could materially adversely affect our business and financial performance.

Disruption to our distribution network, the capacity of our distribution centers, and the timely receipt of merchandise inventory could adversely affect our operating performance.

We rely on the ability to replenish depleted merchandise inventory through deliveries to our distribution centers and from the distribution centers to our stores by various means of transportation, including shipments by sea, rail and truck carriers. A decrease in the capacity of carriers and/or labor strikes or shortages in the transportation industry could negatively affect our distribution network, the timely receipt of merchandise and transportation costs. In addition, long-term disruptions to North American and international transportation infrastructure from wars, political unrest, terrorism, natural disasters and other significant events that lead to delays or interruptions of service could adversely affect our business. Also, a fire, earthquake, or other disaster at one of our distribution centers could disrupt our timely receiving, processing and shipment of merchandise to our stores which could adversely affect our business. As we continue to expand our operations, we may face increased or unexpected demands on distribution center operations, as well as unexpected demands on our distribution network. In addition, new store locations receiving shipments that are increasingly further away from our distribution centers will increase transportation costs, driven by rising fuel prices, and may create transportation scheduling strains.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially adversely impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must seek to avoid accumulating excess inventory in order to maintain appropriate in-stock levels. As stated above, we obtain approximately one quarter of our merchandise from vendors outside of North America. These foreign vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise and enter into purchase order contracts for the purchase and manufacture of such merchandise well in advance of the time these products are offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, we attempt to maximize our gross margin and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

Declines in general economic condition, consumer spending levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially adversely affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the economies of the United States and Canada. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence consumer spending. The economies of four states (Ohio, Texas, California, and Florida) are particularly important as approximately 33% of our current stores operate in these states and 36% of our 2011 net sales occurred in these states.

Changes in federal or state/provincial legislation and regulations, including the effects of legislation and regulations on product safety, could increase our cost of doing business and adversely affect our operating performance.

We are exposed to the risk that new federal or state/provincial legislation, including new product safety laws and regulations, may negatively impact our operations and adversely affect our operating performance. Additional changes in product safety legislation or regulations may lead to product recalls and the disposal or write-off of merchandise, as well as fines or penalties and reputational damage. If our merchandise, including food and consumable products, do not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales, increased costs and be exposed to legal and reputational risk. Our inability to comply on a timely basis with regulatory requirements, or execute product recalls in a timely manner, could result in fines or penalties which could have a material adverse effect on our financial results. In addition, negative customer perceptions regarding the safety of the products we sell could cause us to lose market share to our competitors. If this occurs, it may be difficult for us to regain lost sales.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various collective or class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and may require us to devote substantial resources to defend ourselves. For a description of certain current legal proceedings, see note 10 to the accompanying consolidated financial statements.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability, including automobile, and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. Although we continue to maintain property insurance for catastrophic events, we are effectively self-insured for losses up to the amount of our deductibles. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long-lived assets and deferred tax assets.

We are required by accounting rules to periodically assess our property and equipment, goodwill, intangible assets, and deferred tax assets for impairment and recognize an impairment loss or valuation charge, if necessary. In performing these assessments in our U.S. segment, we use our historical financial performance to determine whether we have potential impairments or valuation concerns and as evidence to support our assumptions about future financial performance. In relation to our recently acquired Canadian segment, we use our estimate of future financial performance in performing these assessments as we do not believe pre-acquisition performance is indicative of the future performance of the segment. If our financial performance significantly declines, it could negatively affect the results of our assessments of the recoverability of our property and equipment, goodwill, intangible assets, and our deferred tax assets. There is a risk that if our future operating results significantly decline, it could impair our ability to recover the value of these assets. Impairment or valuation charges taken against property and equipment, goodwill, intangible assets, and deferred tax assets could be material and could have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity (see the discussion under the caption "Critical Accounting Policies and Estimates" in the accompanying MD&A in this Form 10-K for additional information regarding our accounting policies for long-lived assets, goodwill, and income taxes).

Our inability, if any, to comply with the terms of the 2011 Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We have the ability to borrow funds under the 2011 Credit Agreement and we utilize this ability at various times depending on operating or other cash flow requirements. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios - a leverage ratio and a fixed charge coverage ratio. A violation of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and may require the immediate repayment of any outstanding loans. If we do not comply with these covenants, it may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to successfully execute our SAP® for Retail system implementation, our operations may be disrupted or become less efficient.

In January 2008, we announced our plans to implement SAP® for Retail solutions over the next few years. New financial systems, including general ledger, accounts payable and fixed assets, were developed and tested during 2008 and 2009. The new financial systems were placed in service in the first quarter of 2010. A new core merchandising system was developed and placed in service in the first quarter of 2012. The implementation of these systems is expected to have a pervasive impact on our information systems and across a significant portion of our general office operations, including merchandising, technology, and finance. If we are unable to successfully complete the transition to SAP® for Retail, it may have an adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to retain existing and secure suitable new store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores and a significant number of these leases expire or are up for renewal each year, as noted below in "Item 2. Properties" to this Form 10-K. Our strategy to improve our financial performance includes sales growth while managing the occupancy cost of each of our stores. A significant component of our sales growth strategy is to open new store locations. If the commercial real estate market tightens and we are not able to negotiate favorable new store leases and lease renewals, our financial position, results of operations, and liquidity may be negatively affected.

If we are unable to attract, train and retain highly qualified associates while also controlling our labor costs, our financial performance may be negatively affected.

Our customers expect a positive shopping experience, which is driven by a high level of customer service from our associates and a quality presentation of our merchandise. To meet the needs and expectations of our customers, we must attract, train and retain a large and growing number of highly qualified associates, as we continue to grow our operations, while at the same time control labor costs. We compete with other retail businesses for many of our associates in hourly and part-time positions. These positions have historically had high turnover rates, which can lead to increased training and retention costs. In addition, our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing labor relations or benefits, and health insurance costs.

If we lose key personnel, it may have a material adverse impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train, and retain our senior executives and other qualified personnel.

Changes in accounting guidance could significantly affect our results of operations and the presentation of those results.

Changes in accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity. The governing accounting bodies, specifically the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), have proposed numerous significant changes to current accounting standards.

This proposed new guidance could significantly change the presentation of financial information and results of operations. Additionally, the new guidance may require us to make systems and other changes that could increase our operating costs. Specifically, implementing future accounting guidance related to leases and other areas impacted by the current convergence project between the FASB and IASB could require us to make significant changes to our lease management system or other accounting systems.

If we are unable to secure customer, employee, and company data, our reputation could be damaged and we could be subject to penalties or lawsuits.

The protection of our customer, employee, and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. In addition, our customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, and/or lawsuits.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of factors beyond our control, including but not limited to, general economic and stock market conditions, risks relating to our business and industry as discussed above, strategic actions by us or our competitors, variations in our quarterly operating performance, our future sales or purchases of our common shares, and investor perceptions of the investment opportunity associated with our common shares relative to other investment alternatives.

The bankruptcy of our formerly owned KB Toys business may adversely affect our financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from their January 14, 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information we have received subsequent to the December 11, 2008 bankruptcy filing, we believe we still may have indemnification and guarantee obligations ("KB-II Bankruptcy Lease Obligations") with respect to 29 KB Toys store leases and a lease for a former KB corporate office. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcies, see note 13 to the accompanying consolidated financial statements.

We also may be subject to a number of other factors which may, individually or in the aggregate, materially or adversely affect our business. These factors include, but are not limited to:

- Changes in governmental laws and regulations;
- Events or circumstances could occur which could create bad publicity for us or for types of merchandise offered in our stores which may negatively impact our business results including sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute our value;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

All of our stores are located in North America, predominantly in strip shopping centers, and have an average store size of approximately 29,900 square feet, of which an average of 21,600 square feet is selling square feet. The average cost to open a new store in a leased facility during 2011 was approximately $1.2 million, including cost of inventory. Except for 54 owned sites in our U.S. segment, all of our stores are leased. In 2011, we acquired one store property for $2.5 million. The associated store has not yet opened for operation, and therefore is excluded from our store counts at January 28, 2012. The 54 owned stores are located in the following states:

State	Stores Owned
Arizona	3
California	39
Colorado	3
Florida	2
Louisiana	1
New Mexico	2
Ohio	1
Texas	3
Total	54

Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. Some leases require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of five to ten years with multiple five-year renewal options. Eighty store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. In addition, as stated above, many of our store leases have renewal options. The table also includes the number of leases that are scheduled to expire each year that do not have a renewal option. The information includes stores with more than one lease and leases for stores not yet open. It excludes 15 month-to-month leases and 54 owned locations.

Fiscal Year:	Expiring Leases	Leases Without Options
2012	247	39
2013	303	41
2014	287	31
2015	229	27
2016	241	35
Thereafter	208	8

Warehouse and Distribution

At January 28, 2012, we owned or leased approximately 9.4 million square feet of distribution center and warehouse space. We own and operate five regional distribution centers strategically placed across the United States in Ohio, California, Alabama, Oklahoma, and Pennsylvania. We lease and operate two regional distribution centers in Canada located in British Columbia and Ontario. The regional distribution centers in our U.S. segment utilize warehouse management technology, which enables high accuracy and efficient processing of merchandise from vendors to our retail stores. The combined output of our regional distribution centers was approximately 2.7 million cartons per week in 2011. Certain vendors deliver merchandise directly to our stores when it supports our operational goal to move merchandise from our vendors to the sales floor in the most efficient manner.

The number of owned and leased distribution centers and warehouse space and the corresponding square footage of the facilities by state and province at January 28, 2012, were as follows:

State / Province	Owned	Leased	Total	Square Footage Owned	Square Footage Leased	Square Footage Total
				(Square footage in thousands)		
U.S. segment:						
Ohio	1	—	1	3,559	—	3,559
California	1	—	1	1,423	—	1,423
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Sub-total	**5**	**—**	**5**	**8,985**	**—**	**8,985**
Canadian segment:						
British Columbia	—	1	1	—	105	105
Ontario	—	1	1	—	261	261
Sub-total	**—**	**2**	**2**	**—**	**366**	**366**
Total	**5**	**2**	**7**	**8,985**	**366**	**9,351**

Corporate Offices

We own the facility in Columbus, Ohio that serves as our general office for our U.S. associates. We lease the facility in Brantford, Ontario that serves as our general office for Big Lots Canada.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, see note 10 to the accompanying consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

None.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers at January 28, 2012 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	60	Chairman, Chief Executive Officer and President	2005
Lisa M. Bachmann	50	Executive Vice President, Supply Chain Management and Chief Information Officer	2002
Joe R. Cooper	54	Executive Vice President and Chief Financial Officer; President of Big Lots Canada, Inc.	2000
Charles W. Haubiel II	46	Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary	1999
John C. Martin	61	Executive Vice President, Administration	2003
Douglas N. Wurl	50	Executive Vice President, Merchandising	2011
Robert C. Claxton	57	Senior Vice President, Marketing	2005
Timothy A. Johnson	44	Senior Vice President, Finance	2004
Norman J. Rankin	55	Senior Vice President, Big Lots Capital and Wholesale	1998
Robert S. Segal	57	Senior Vice President, General Merchandise Manager	2005
Steven R. Smart	52	Senior Vice President, General Merchandise Manager	2003
Paul A. Schroeder	46	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Before joining us, Mr. Fishman was President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer which filed for bankruptcy on November 4, 2004; Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer which filed for bankruptcy on September 8, 2004; and President and Founder of SSF Resources, Inc., an investment and consulting firm.

Lisa M. Bachmann is responsible for information technology, merchandise planning and allocation, and distribution and transportation services. Ms. Bachmann was promoted to Executive Vice President in March 2010, and assumed responsibility for distribution and transportation services. Ms. Bachman assumed the responsibility for information technology in August 2005. Ms. Bachman joined us as Senior Vice President of Merchandise Planning, Allocation and Presentation in March 2002. Prior to joining us, Ms. Bachmann was Senior Vice President of Planning and Allocation of Ames Department Stores, Inc., a discount retailer.

Joe R. Cooper is responsible for our Canadian operations and our treasury, tax, investor relations, loss prevention and risk management, as well as the reporting, planning, and control functions of the business. Mr. Cooper was appointed President of Big Lots Canada, Inc. in July 2011. Mr. Cooper was promoted to Executive Vice President in March 2010, and assumed responsibility for loss prevention and risk management. Prior to that Mr. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for legal and real estate affairs. He was promoted to Executive Vice President in March 2010 and assumed responsibility for real estate in January 2008. Prior to that, Mr. Haubiel was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000.

John C. Martin is responsible for store operations and human resources. Mr. Martin assumed his current position of Executive Vice President, Administration in April 2011. Prior to that Mr. Martin was Executive Vice President, Merchandising, where he was responsible for merchandising. Prior to joining us in 2003, Mr. Martin was President of Garden Ridge Corporation, an arts and crafts retailer which filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Douglas N. Wurl is responsible for merchandising. Mr. Wurl joined us in April of 2011. Prior to joining us, Mr. Wurl was the Vice President, General Merchandise Manager, Business Unit President, SHC Home Division at Sears Holding Corporation, a retailer. Mr. Wurl also served as Senior Vice President, General Merchandise Manager at Shopko Operating Co., LLC, a discount retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Timothy A. Johnson is responsible for accounting and financial control, tax, internal audit, financial planning and analysis, and investor relations. Mr. Johnson was promoted to Senior Vice President, Finance in July 2011. Prior to that Mr. Johnson was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined us in 2000 as Director of Strategic Planning.

Norman J. Rankin is responsible for alternative product sourcing and wholesale operations. He assumed his current role in January 2008, after serving as Senior Vice President, General Merchandise Manager with responsibility for consumables and hardware. Mr. Rankin joined us in 1998 as Vice President, Consumables upon our merger with Mac Frugal's Bargains Close-outs, Inc., a discount retailer. In 1999, Mr. Rankin was promoted to Senior Vice President.

Robert S. Segal is responsible for merchandising in the furniture, home, and seasonal categories. Mr. Segal joined us in 2004 as Vice President, Divisional Merchandise Manager, Furniture, and was promoted to Senior Vice President, General Merchandise Manager for the furniture and home categories in January 2008. He assumed responsibility for the seasonal category in March 2010. Prior to joining us, Mr. Segal served as Divisional Vice President, Housewares and Home of Shopko Operating Co., LLC, a discount retailer, from 1995 to 2004.

Steven R. Smart is responsible for merchandising in the consumables, play n' wear and hardlines & other categories. Mr. Smart joined us in May 2003 as Vice President, Divisional Merchandise Manager, Consumables and was promoted to his current role in March 2010. Prior to joining us, Mr. Smart served as Senior Vice President, Retail of Fleming, a wholesaler, which filed for bankruptcy in 2003.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance of American Signature, Inc., a furniture retailer, and held various finance positions with Limited Brands, Inc., a retailer.

PART II. OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "BIG." The following table reflects the high and low sales prices per common share for our common shares as reported on the NYSE composite tape for the fiscal periods indicated:

	2011		2010	
	High	**Low**	**High**	**Low**
First Quarter	$44.44	$31.57	$41.42	$28.51
Second Quarter	41.42	30.83	38.92	31.27
Third Quarter	38.91	28.89	35.25	30.02
Fourth Quarter	$41.81	$35.65	$32.78	$27.82

Our Board of Directors historically has authorized reinvesting available cash in capital expenditures for growth opportunities, improving the Company's information systems, and maintaining our assets. After making such investments, the Company has utilized its excess cash for share repurchase programs. We historically have not paid dividends and our Board of Directors is not currently considering any change in this policy. In the event that we change our policy, any future cash dividend payments would be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On December 4, 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million (collectively the "2010 Repurchase Program"). On May 25, 2011, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $400.0 million of our common shares ("2011 Repurchase Program"). During the 2011, we purchased 11.0 million common shares having an aggregate cost of $359.3 million with a volume weighted average price paid per share of $32.79. As a result of the repurchases during 2011, the 2010 Repurchase Program was exhausted.

Our remaining repurchase authorization under the 2011 Repurchase Program was approximately $98.5 million at January 28, 2012, and is available to be utilized to repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors.

The repurchased common shares were placed into treasury and may be used for general corporate purposes including the issuance of shares related to equity compensation plans.

The following table sets forth information regarding our repurchase of our common shares during the fourth fiscal quarter of 2011:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 30, 2011 - November 26, 2011	—	$ —	—	$ 144,737
November 27, 2011 - December 24, 2011 . .	1,257	36.79	1,257	98,501
December 25, 2011 - January 28, 2012	—	—	—	98,501
Total.	1,257	$36.79	1,257	$ 98,501

At the close of trading on the NYSE on March 21, 2012, there were approximately 940 registered holders of record of our common shares.

The following graph and table compares, for the five fiscal years ended January 28, 2012, the cumulative total shareholder return for our common shares, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended February 2, 2008, January 31, 2009, January 30, 2010, January 29, 2011 and January 28, 2012. The graph and table assume that $100 was invested on February 3, 2007, in each of our common shares, the S&P 500 Index, and the S&P 500 Retailing Index and reinvestment of any dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan07
Jan08
Jan09
Jan10
Jan11
Jan12
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing Index

Company / Index	Base Period January 2007	January 2008	January 2009	January 2010	January 2011	January 2012
		Indexed Returns Years Ended				
Big Lots, Inc.	$100.00	$ 67.35	$ 51.73	$109.27	$122.38	$153.85
S&P 500 Index.	100.00	98.20	59.54	79.27	96.12	101.24
S&P 500 Retailing Index	$100.00	$ 81.62	$ 50.84	$ 79.07	$100.55	$114.05

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with MD&A and the consolidated financial statements and related notes included herein.

	Fiscal Year [a]				
	2011 [e]	2010	2009	2008 [b]	2007 [c]
(In thousands, except per share amounts and store counts)					
Net sales	$5,202,269	$4,952,244	$4,726,772	$4,645,283	$4,656,302
Cost of sales (exclusive of depreciation expense shown separately below)	3,131,862	2,939,793	2,807,466	2,787,854	2,815,959
Gross margin	2,070,407	2,012,451	1,919,306	1,857,429	1,840,343
Selling and administrative expenses	1,634,532	1,576,500	1,532,356	1,523,882	1,515,379
Depreciation expense	90,280	78,606	74,904	78,624	88,484
Gain on sale of real estate	—	—	(12,964)	—	—
Operating profit	345,595	357,345	325,010	254,923	236,480
Interest expense	(3,530)	(2,573)	(1,840)	(5,282)	(2,513)
Other income (expense)	(173)	612	175	65	5,236
Income from continuing operations before income taxes	341,892	355,384	323,345	249,706	239,203
Income tax expense	134,657	132,837	121,975	94,908	88,023
Income from continuing operations	207,235	222,547	201,370	154,798	151,180
Income (loss) from discontinued operations, net of tax	(171)	(23)	(1,001)	(3,251)	7,281
Net income	$ 207,064	$ 222,524	$ 200,369	$ 151,547	$ 158,461
Earnings per common share - basic:					
Continuing operations	$ 3.03	$ 2.87	$ 2.47	$ 1.91	$ 1.49
Discontinued operations	—	—	(0.01)	(0.04)	0.07
	$ 3.03	$ 2.87	$ 2.45	$ 1.87	$ 1.56
Earnings per common share - diluted:					
Continuing operations	$ 2.99	$ 2.83	$ 2.44	$ 1.89	$ 1.47
Discontinued operations	—	—	(0.01)	(0.04)	0.07
	$ 2.98	$ 2.83	$ 2.42	$ 1.85	$ 1.55
Weighted-average common shares outstanding:					
Basic	68,316	77,596	81,619	81,111	101,393
Diluted	69,419	78,581	82,681	82,076	102,542
Balance sheet data:					
Total assets	$1,641,310	$1,619,599	$1,669,493	$1,432,458	$1,443,815
Working capital [d]	421,836	509,788	580,446	355,776	390,766
Cash and cash equivalents	68,547	177,539	283,733	34,773	37,131
Long-term obligations under bank credit facility	65,900	—	—	—	163,700
Shareholders' equity	$ 823,233	$ 946,793	$1,001,412	$ 774,845	$ 638,486
Cash flow data:					
Cash provided by operating activities	$ 318,471	$ 315,257	$ 392,026	$ 211,063	$ 307,932
Cash used in investing activities	$ (120,712)	$ (114,552)	$ (77,937)	$ (88,192)	$ (58,764)
Store data:					
Total gross square footage	45,780	42,037	40,591	39,888	40,195
Total selling square footage	33,119	30,210	29,176	28,674	28,902
Stores opened during the fiscal year	92	80	52	21	7
Stores acquired during the fiscal year	89	—	—	—	—
Stores closed during the fiscal year	(46)	(43)	(30)	(35)	(29)
Stores open at end of the fiscal year	1,533	1,398	1,361	1,339	1,353

(a) All periods presented are comprised of 52 weeks.

(b) We adopted the measurement date provisions of guidance under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 715-30-35, *Defined Benefit Plans-Pension* (Statement of Financial Accounting Standard ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans)* in 2008, which resulted in an adjustment to accumulated other comprehensive loss of $66 ($40 net of tax).

(c) We adopted guidance under ASC 740, *Income Taxes* (FIN No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of SFAS No. 109),* in the first fiscal quarter of 2007, on a prospective basis.

(d) For 2008, working capital included $61.7 million for current maturities under bank credit facility because the 2004 Credit Agreement terminated in 2009.

(e) On July 18, 2011, the Company completed its acquisition of Liquidation World Inc., whose results are included in the consolidated results since that date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to "Item 1A. Risk Factors" of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material adverse effect on our business, financial condition, results of operations, and/or liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal years 2011, 2010, and 2009 were each comprised of 52 weeks. Fiscal year 2012 will be comprised of 53 weeks.

Operating Results Summary

The following are the results from 2011 that we believe are key indicators of both our consolidated and segment operating performance when compared to 2010.

Consolidated Highlights

- Net sales increased $250.0 million, or 5.0%.
- Diluted earnings per share from continuing operations increased from $2.83 per share to $2.99 per share.
- Inventory increased by 8.3%, or $63.1 million, to $825.2 million from 2010.
- We acquired Liquidation World Inc.
- We acquired 11.0 million of our outstanding common shares for $359.3 million under the 2011 Repurchase Program.

U.S. Segment Highlights

- Comparable store sales for stores open at least two years at the beginning of 2011 increased 0.1%.
- Gross margin dollars increased $33.6 million, while gross margin rate decreased 80 basis points from 40.6% to 39.8% of sales.
- Selling and administrative expenses increased $23.3 million. As a percentage of net sales, selling and administrative expenses improved by decreasing 70 basis points to 31.1% of sales.
- Operating profit rate decreased 20 basis points to 7.0%.

Canadian Segment Highlights

- Net sales from the date of acquisition (July 18, 2012) through January 28, 2012 were $62.1 million.
- Operating loss was $12.2 million.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales (exclusive of depreciation expense shown separately below)	60.2	59.4	59.4
Gross margin	39.8	40.6	40.6
Selling and administrative expenses	31.4	31.8	32.4
Depreciation expense	1.7	1.6	1.6
Gain on sale of real estate	0.0	0.0	(0.3)
Operating profit	6.6	7.2	6.9
Interest expense	(0.1)	(0.1)	(0.0)
Other income (expense)	(0.0)	0.0	0.0
Income from continuing operations before income taxes	6.6	7.2	6.8
Income tax expense	2.6	2.7	2.6
Income from continuing operations	4.0	4.5	4.3
Loss from discontinued operations, net of tax	(0.0)	(0.0)	(0.0)
Net income	4.0%	4.5%	4.2%

See the discussion below under the captions "2011 Compared To 2010" and "2010 Compared To 2009" for additional details regarding the specific components of our operating results.

Selling and administrative expenses in 2009 were increased by $4.0 million (10 basis points), pretax, due to a legal settlement agreement. In addition, the sale in 2009 of a company-owned and operated store in California resulted in a pretax gain of $13.0 million (30 basis points).

Seasonality

As discussed in "Item 1. Business - Seasonality" of this Form 10-K, our financial results fluctuate from quarter to quarter depending on various factors such as timing of new or closed stores, timing and extent of advertisements and promotions, and timing of holidays. We expect the Christmas holiday selling season to continue to produce a significant portion of our sales and operating profits. If our sales performance is significantly better or worse during the Christmas holiday selling season, we would expect a more pronounced impact on our annual financial results than if our sales performance is significantly better or worse in a different season.

The following table sets forth the seasonality of net sales and operating profit for 2011, 2010, and 2009 by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2011				
Net sales as a percentage of full year	23.6%	22.4%	21.9%	32.1%
Operating profit as a percentage of full year	25.0	17.3	2.6	55.1
Fiscal Year 2010				
Net sales as a percentage of full year	24.9%	23.1%	21.3%	30.7%
Operating profit as a percentage of full year	25.2	17.7	7.5	49.6
Fiscal Year 2009				
Net sales as a percentage of full year	24.1%	23.0%	21.9%	31.0%
Operating profit as a percentage of full year	18.5	14.7	14.6	52.2

Operating Strategy

In 2005, Mr. Fishman joined the Company as its Chief Executive Officer and introduced our current operating strategy, the What's Important Now Strategy ("WIN Strategy"). The WIN Strategy focuses on three key elements of our business: merchandising, real estate, and cost structure. The WIN Strategy was designed to increase the operating profit performance of our existing store base, which has occurred from 2007 to 2011. In 2009, driven by both the improvements in our store productivity and the softening of the commercial real estate market, we expanded our WIN Strategy to also include the pursuit of net new store growth. In 2011, our Board of Directors approved the purchase of Liquidation World Inc., a Canadian closeout retailer, with the expectation that the management team could implement the key elements of the WIN Strategy to turn around its performance. The acquisition was part of the net store growth component of the WIN Strategy. Over the past three years, we have generated approximately $1,026 million of cash of which approximately $316 million was reinvested in our business through capital expenditures or investments in our acquired subsidiary and $701 million was returned to shareholders through publicly announced share repurchase programs.

In 2012, we anticipate the key elements of the WIN Strategy will remain consistent, including the net store growth phase. We anticipate that the commercial real estate market will continue to provide us with real estate opportunities at prices that are appropriate for our financial model and return on capital requirements. Given the strength of our financial performance and the availability of real estate in markets we serve, we believe we will continue to open new stores.

In 2012, we anticipate:

- Earnings per diluted share from continuing operations to be $3.35 to $3.45, including the expected impact of a non-cash, non-recurring charge of $0.05 per diluted share related to a change in accounting principle associated with the implementation of our new retail inventory systems in the U.S. during the first quarter of 2012.
- Net sales increase in both the U.S. and Canada:
  - U.S. comparable stores sales increase of 2% to 3% and an increase of 8% to 9% in total net sales in the U.S.
  - Canada sales of $140 million to $150 million, a $78 million to $88 million increase from 2011, which was a partial year.
- Opening 90 new stores and closing 45 stores, for net growth of 45 stores or 3%, in the U.S.
- Cash provided by operating activities of approximately $330 million to $335 million less capital expenditures of approximately $130 million to $135 million resulting in approximately $200 million of cash available for further investment in our business.
- The remaining $98.5 million of share purchase authorization under the 2011 Repurchase Program may be utilized in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors.

The following sections provide additional discussion and analysis of our WIN Strategy with respect to merchandising, real estate, and cost structure in our U.S. segment and the testing and implementation of the WIN Strategy in our Canadian segment. The "2011 Compared To 2010" section below provides additional discussion and analysis of the impact of these strategies on our financial performance and the assumptions and expectations upon which we are basing our guidance for our future results.

U.S. Segment

Merchandising

From a merchandising perspective, our competitive positioning as the largest broadline closeout retailer in the U.S. affords us a strategic advantage when sourcing merchandise for our stores. We source our merchandise in three key ways:

- Manufacturers and vendors have closeout merchandise for a number of different reasons including other retailers canceling orders, other retailers going out of business, marketing or packaging changes, a new product launch that has failed, and various other reasons. In these situations, we are able to source product at a discounted cost and offer significant value to our customers. We currently have thousands of vendor relationships for closeout inventory that have been developed over many years. We believe these relationships and the size and financial strength of our company limit the opportunities for other competitors to enter our retail segment.
- For certain merchandise categories, there is not always an abundant supply of closeout inventory. In these situations, we may work with vendors to develop product, some of which is imported. Imports total approximately 25% to 30% of our merchandise sales annually. Categories with the highest concentration of imports include Seasonal, Furniture, and to a lesser extent the Home category and the toys department.
- Our merchandise mix also includes replenishable and private or captive label products. This type of merchandise is consistently available, and as a result, it can be offered in our stores on a regular basis. This merchandise has many of the same characteristics as our closeout merchandise but is reorderable upon demand. Our prices for replenishable and private or captive label products are generally positioned below our competition, but to a lesser extent than our closeout sourced merchandise.

We offer six major merchandise categories in our store: Consumables, Furniture, Home, Seasonal, Play 'n Wear, and Hardlines & Other. Consumables is the largest category at 30.6% of sales in 2011 and Hardlines & Other is the smallest category at 8.3% of sales in 2011. In the third quarter of 2011, we realigned our merchandise categories to be consistent with the realignment of our merchandising team and changes to our management reporting. Prior to the third quarter of 2011, we reported sales in the former Hardlines category and the former Other category. We moved the electronics department out of the former Hardlines category and repositioned it in the former Other category, which was renamed Play n' Wear. We also moved the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations out of the former Other category and repositioned them in the former Hardlines category, which was renamed Hardlines & Other.

In recent years, our merchandising strategies to increase sales have been predominantly focused on increasing the average transaction value. We have employed two primary methods to accomplish this goal: (1) drive more units per transaction, and (2) grow the average item retail price by offering our customers better quality merchandise, better values, and more prominent brand name products. This approach is consistent with our customer research that suggests that our core customer recognizes quality and brands and is willing to pay a higher retail price, so long as the value or cost savings is significant compared to what other retailers are offering. This strategy has resulted in fewer cartons processed by our distribution centers and stores and has achieved positive comparable store sales on an annual basis.

While executing our WIN Strategy, we have made measurable progress towards our goals of growing sales per selling square foot (which increased from $146 per square foot in 2005 to $166 per square foot in 2011, for our U.S. segment) and increasing gross margin dollars (which increased from $1,732 million in 2005 to $2,046 million in 2011).

From a merchandising perspective, our goal in 2012 is to continue to provide extreme value, improved quality, and expand the presence of recognizable brand name merchandise in our stores. We expect our major merchandise categories will remain the same as in prior years but the percentage of business by category may fluctuate based on customer demand and the availability of compelling deals that we are able to acquire. Strategically, we anticipate that opportunities exist to continue to grow the basket through the same successful initiatives that benefited results over the last few years.

Our marketing efforts involve a mix of printed circulars, in-store marketing, television, email and online advertising. Much of our marketing is based on information that we have learned about our customers, principally through customer surveys and information gathered through our rewards program. Based on this information, we believe over 70% of our core customers come to our stores without a shopping list or without a specific item or brand in mind to purchase. We believe value dominates top of mind awareness as our customers look to us for savings. In 2011, we made investments to improve our in-store signage and merchandising displays, with a focus on our comparative pricing to competitors. We expect to continue to develop these efforts in 2012.

We continue to market to our Buzz Club members, by offering a free online membership and alerting them to new merchandise and offerings in our stores. In 2009, we launched our Buzz Club Rewards program, which is our first true loyalty card program. After enrolling in the Buzz Club Rewards program, the customer receives a loyalty card which may be presented and scanned at the register at time of purchase. After making the required number of qualifying purchases, the Buzz Club Rewards member earns a coupon on their account for a future discount in our stores. Additionally, members may receive marketing information and other targeted promotional materials.

From a marketing perspective in 2012, there are four primary programs designed to continue to grow sales:

- First, using our printed advertising circulars and promotional pricing to create excitement surrounding the deals that we offer. The excitement created by such deals is predominantly achieved through price but the uniqueness of an item may also be a factor.
- Second, through the use of television commercials displayed nationwide on both national and cable networks, we will promote our brand and, from time to time, promote items or special discounts in our stores.
- Next, our signage initiatives that focus on value and extreme price savings are designed to continue our effort to reinforce our niche in low everyday price retailing.
- Finally, the use of our Buzz Club Rewards program is a key driver to furthering our focus on our core shoppers and expanding our customer base. We believe we are gaining insights about communication with this customer segment and will increase our digital communication in 2012 through weekend specials or shop early offers to enjoy early discounts. Additionally, we continue to pursue new customer sign-ups at our stores in order to grow our base of members. At January 28, 2012, our Buzz Club Rewards program membership totaled 11.5 million members.

From a store operations perspective, we began the company-wide rollout of our "Ready for Business" program in 2009. The program focuses primarily on servicing our customers and creating operational efficiencies, based on certain performance criteria and standards centered on improving the consistency of visual presentation, merchandise recovery efforts, and overall store cleanliness. "Ready for Business" also focuses on development of our field management team and improving our training programs, which is key to our store growth strategy. As we continue to expand the number of our stores, we have been working to develop the depth of our field management team in order to internally promote and provide opportunities to qualified internal candidates who have a strong understanding of our business model. We believe our focus on standards and investments made in talent development have improved the performance of our new stores during their initial months of operation.

In 2012, we have three significant training and development programs, which are either new or being tested, designed to identify and develop the management ranks within our store operations at all levels: assistant store manager, store manager, and district manager. We will continue to refine our "Ready for Business" standards through streamlining our communications, monitoring our field management span of control, and continuing to review our store layouts in order to enhance our customer service levels.

Real Estate

We strategically chose to enter a store growth phase in 2009, as a result of improvements in our store productivity, increased profitability at a consolidated level as a result of the WIN Strategy and the softening of the real estate market. Since the beginning of 2009, we have opened 224 new stores, and closed 112 stores, which has resulted in a net increase of 112 stores, or 8%. The majority of our store openings were what we refer to as traditional stores, meaning stores in secondary locations and primarily in retail strip centers. In 2009, we began a new initiative that we refer to as "A" locations, which are stores with a higher occupancy cost, but that are generally located in the one of the best retail centers within a given market with either a better co-tenant mix, better income demographics, or both. We had 66 "A" locations in operation at January 28, 2012.

In 2012, we plan to continue our store growth efforts by maintaining the level of new store openings at approximately 90 new stores and closing approximately 45 stores, or a 3% increase to the current store base. We anticipate approximately 70 to 75 of our store openings this year will be traditional stores and approximately 15 to 20 of our store openings this year will be "A" location stores, based on expected market availability for our type and size of locations.

As discussed in "Item 2. Properties," of this Form 10-K, we have 247 store leases which will expire in 2012. During 2012, we anticipate closing approximately 45 of those locations. The majority of these closings will be the result of our choice to relocate the store to an improved location nearby. The balance of the closings will be the result of either a lack of renewal options or our belief that we can no longer generate an acceptable financial return in the location. For our remaining store locations with fiscal 2012 lease expirations, we expect to exercise our renewal option or negotiate more favorable lease renewal terms sufficient enough to continue to enable us to achieve an acceptable return on our investment.

Cost Structure

Our goal each year is to continue to generate expense leverage (lower expenses as a percent of net sales). We believe that several operational changes we have made, which we continue to refine, have significantly contributed to the achievement of our expense leverage goal. Some of the operational changes made include:

- Controlled inventory levels at our stores and regional distribution centers.
- Purchased and distributed merchandise to our stores in more optimal quantities and pack sizes to minimize handling in our distribution centers and stores.
- Timed receipt of merchandise in stores closer to the expected display dates in order to avoid excessive handling of merchandise.
- Increased the percentage of merchandise that arrives in our stores pre-ticketed and pre-packaged for efficient display and sale.
- Refined our staffing and payroll scheduling models in our stores.
- Invested in energy management systems to actively control utility costs, while reducing energy consumption.
- Implemented several initiatives which lowered our distribution and outbound transportation expenses, including re-negotiating carrier contracts or changing carriers and expanding our back haul volumes.

As a result of these operational changes and certain other initiatives in the business, our overall expenses as a percent of sales have declined by 570 basis points since 2005 (2011 expense rate of 32.8% versus 2005 expense rate of 38.5%).

Canadian Segment

As our Canadian segment is also a broadline closeout retailer, we will be implementing merchandising strategies similar to those in our U.S. segment. Accordingly, while our strategy from a merchandise mix perspective will be fairly similar with our U.S. segment, the percent mix may vary based on seasonality, availability of product, and adjustments made for local markets. We believe the merchandising categories of goods sold in our U.S. segment have been core to our success, and consumers in Canada will respond to our extreme value proposition. Additionally, many of the vendors with whom we have strong relationships in the U.S. also have Canadian operations in need of an established closeout partner; therefore, we believe we have potential access to similar merchandise offerings in order to execute this strategy.

During 2012, we will be focused on: (1) continuing to increase our inventory to the appropriate levels, while developing a broad assortment of merchandise; (2) building and training our store teams; (3) assessing the real estate and cost structure elements of our new business as we prepare for new store growth currently planned to begin in 2013; and (4) executing certain test and learn activities to facilitate key strategic initiatives.

Discontinued Operations

We continue to incur an insignificant amount of costs on the 130 stores we closed in 2005 that we have classified as discontinued operations. We also report certain activity related to our prior ownership of the KB Toys business in discontinued operations. See note 13 to the accompanying consolidated financial statements for a more detailed discussion of all of our discontinued operations.

Share Repurchase Program

In December 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million. During 2010, we acquired 10.5 million of our outstanding common shares for $342.2 million under the 2010 Repurchase Program. On May 25, 2011, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $400.0 million of our common shares. During 2011, we acquired 11.0 million of our outstanding common shares in the open market for approximately $359.3 million, at a volume weighted average price of $32.79. As a result of the repurchases in 2011, we exhausted our authorization under the 2010 Repurchase Program and utilized $301.5 million under the 2011 Repurchase Program.

Our remaining repurchase authorization under the 2011 Repurchase Program was approximately $98.5 million at January 28, 2012, and is available to be utilized to repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the 2011 Repurchase Program are held in treasury at cost and are available to meet obligations under equity compensation plans and for general corporate purposes. The 2011 Repurchase Program has no scheduled termination date and will be funded with cash and cash equivalents, cash generated from operations or, if needed, by drawing on our 2011 Credit Agreement.

2011 Compared to 2010

U.S. Segment

Net Sales

Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage in 2011 compared to 2010 were as follows:

($ in thousands)	2011		2010		Change	
Consumables	$1,571,771	30.6%	$1,452,783	29.3%	$ 118,988	8.2%
Furniture	883,341	17.2	829,725	16.8	53,616	6.5
Home	799,494	15.5	783,860	15.8	15,634	2.0
Play n' Wear	776,445	15.1	811,750	16.4	(35,305)	(4.3)
Seasonal	683,498	13.3	642,220	13.0	41,278	6.4
Hardlines & Other	425,615	8.3	431,906	8.7	(6,291)	(1.5)
Net sales	$5,140,164	100.0%	$4,952,244	100.0%	$ 187,920	3.8%

In the third quarter of 2011, we realigned our merchandise categories to be consistent with the realignment of our merchandising team and changes to our management reporting. Fiscal 2011, 2010, and 2009 sales results have been reclassified to reflect the realignment.

Net sales increased $187.9 million or 3.8% to $5,140.2 million in 2011, compared to $4,952.2 million in 2010. The increase in net sales was principally due to the net addition of 53 stores since the end of 2010, which increased net sales by $179.6 million and a 0.1% increase in comparable store sales, which increased net sales by $8.3 million. Our comparable store sales are calculated by using all stores that were open for at least two fiscal years as of the beginning of the current fiscal year. The Consumables category experienced increases in nearly all departments, in particular food, as customers continue to respond to our new assortments and specialty offerings. The primary drivers of the sales increase in the Furniture category were the upholstery and mattresses departments, partially offset by a decrease in case goods as 2010 benefited from a few large closeout deals. The Seasonal category increase was driven by strong sales of Christmas trim and summer related merchandise, partially offset by a decrease in our fall seasonal departments. The Home category experienced growth in the domestics department, where new merchandising initiatives positively impacted sales throughout the majority of the year. The growth in the domestics department was partially offset by comparable store sales declines in most other departments. The decrease in the Play n' Wear category was primarily driven by lower sales in toys and the apparel departments, partially offset by an increase in the electronics department. We allocated less space and reduced our assortment of toys and apparel during 2011, and allocated a portion of this space to electronics based on customer demand. The decrease in the Hardlines & Other category was driven by decreases in our tools and paint departments as less selling square footage was allocated to these departments in 2011 as compared to 2010. In addition, the Hardlines & Other category was impacted by the absence of certain drugstore closeout deals in 2011.

For 2012, we expect sales to increase 8% to 9%, driven by net store growth of approximately 3%, comparable store sales growth of 2% to 3%, and the positive impact on sales of one additional week in 2012, as 2012 is a 53-week fiscal year.

Gross Margin

Gross margin dollars increased $33.6 million or 1.7% to $2,046.1 million in 2011, compared to $2,012.5 million in 2010. The increase in gross margin dollars was principally due to the increase in net sales which increased gross margin dollars by approximately $76.4 million. Partially offsetting the increase in net sales was the decrease in gross margin rate which decreased gross margin dollars by approximately $42.8 million. Gross margin as a percentage of net sales decreased 80 basis points to 39.8% in 2011 compared to 40.6% in 2010. The gross margin rate decrease was principally due to the unfavorable merchandise mix impact caused by the strong sales of our lower margin Consumables category and electronics department, lower initial mark-up on merchandise receipts, and higher shrink costs.

For 2012, we expect our gross margin rate to be slightly higher than 2011, as we anticipate slightly lower levels of markdowns will be necessary to achieve our planned sales volume.

Selling and Administrative Expenses

Selling and administrative expenses were $1,599.8 million in 2011, compared to $1,576.5 million in 2010. The increase of $23.3 million or 1.5% was primarily due to increases in rent expense of $14.7 million, store payroll expense of $9.3 million, advertising expense of $6.1 million, and outbound transportation expense of $4.2 million, partially offset by lower bonus expense of $17.1 million. Store payroll and store rents increased primarily due to the net increase of 53 stores compared to the end of 2010. The increase in advertising expense was driven by increased print distribution costs associated with new store growth, the roll out of new in-store point-of-purchase presentations, and support for promotional events. The increase in outbound transportation costs was largely driven by the net increase of 53 stores along with higher diesel fuel prices. The decrease in bonus expense was directly related to lower financial performance during 2011 as compared to the targets in our 2011 operating plan and to 2010, which outperformed the targets in our 2010 operating plan.

As a percentage of net sales, selling and administrative expenses decreased by 70 basis points to 31.1% in 2011 compared to 31.8% in 2010. The decrease of 0.7% was primarily due to the effect of the increase in sales of 3.8% as selling and administrative expense dollars only increased 1.5% as discussed above. Our future selling and administrative expense as a percentage of net sales rate is dependent upon many factors including our level of net sales, our ability to implement additional efficiencies, principally in our store and distribution center operations, and fluctuating commodity prices, such as diesel fuel, which directly affects our outbound transportation cost. For 2012, we are forecasting an expense rate similar to or slightly higher than the rate achieved in 2011. Store expenses, distribution and transportation expenses, utilities, and credit card fees are expected to leverage as dollar growth in these areas is forecasted to be at a slower rate than our anticipated sales growth. Additionally, expenses are forecasted to leverage from the one additional week in 2012, which is a 53-week fiscal year. Offsetting this leverage, we believe costs will increase and deleverage in areas such as depreciation, incentive bonus expense, and share-based compensation expense.

Depreciation Expense

Depreciation expense increased $9.9 million to $88.5 million in 2011 compared to $78.6 million in 2010. The increase is directly related to our new store growth, investments in systems, and capital spending to support and maintain our stores and distribution centers. Depreciation expense as a percentage of net sales increased by 10 basis points compared to 2010.

For 2012, we expect capital expenditures of approximately $130 million to $135 million, which includes opening 90 new stores. Using this assumption and the run rate of depreciation on our existing property and equipment, we expect 2012 depreciation expense to be approximately $105 million, which would represent an increase from the $88.5 million of depreciation expense in 2011.

Canadian Segment

We consolidated the results of our Canadian segment from the date of acquisition (July 18, 2011) through the end of the year. Our Canadian segment's net sales were $62.1 million, which exceeded our original expectations, as customers responded to fresh, new merchandise with an improved value proposition, particularly in furniture, electronics, toys, and Christmas trim. The higher than expected net sales resulted in a smaller than expected operating loss of $12.2 million.

Other Performance Factors

Interest Expense

Interest expense increased $0.9 million to $3.5 million in 2011 compared to $2.6 million in 2010. The increase in interest expense was primarily due to prepayment fees incurred in connection with our repayment of the notes payable we assumed in the acquisition of Liquidation World Inc. We had total average borrowings (including capital leases) of $88.2 million in 2011 compared to total average borrowings of $24.0 million in 2010. Borrowings increased as a result of our execution of the 2011 Repurchase Program and the acquisition of Liquidation World Inc.

Income Taxes

The effective income tax rate in 2011 and 2010 for income from continuing operations was 39.4% and 37.4%, respectively. The higher rate in 2011 is primarily due to a valuation allowance relative to the deferred tax benefit of the loss generated by our Canadian segment, the effect of U.S. income taxes on a lower pretax income base (driven by the loss generated by our Canadian segment) and a net decrease in favorable discrete income tax items.

2010 Compared to 2009

Net Sales

Net sales by merchandise category, in dollars and as a percentage of total net sales, and net sales change in dollars and percentage from 2010 compared to 2009 were as follows:

(in thousands)	2010		2009		Change	
Consumables	$ 1,452,783	29.3%	$ 1,456,370	30.8%	$ (3,587)	(0.2)%
Furniture	829,725	16.8	716,785	15.2	112,940	15.8
Play n' Wear	811,750	16.4	806,247	17.1	5,503	0.7
Home	783,860	15.8	717,744	15.2	66,116	9.2
Seasonal	642,220	13.0	591,321	12.5	50,899	8.6
Hardlines & Other	431,906	8.7	438,305	9.2	(6,399)	(1.5)
Net sales	$ 4,952,244	100.0%	$ 4,726,772	100.0%	$ 225,472	4.8%

Net sales increased $225.5 million or 4.8% to $4,952.2 million in 2010 compared to $4,726.8 million in 2009. The increase in net sales was principally driven by the increase in net stores in 2010, which increased net sales by $114.3 million, and a 2.5% increase in comparable store sales, which increased net sales by $111.1 million. The average number of stores in operation throughout 2010 and 2009 was approximately 1,380 stores and 1,354 stores, respectively. The Furniture, Home, and Seasonal categories had the largest sales gains in 2010. Sales increased in all departments of the Furniture category driven by sales of new styles introduced during the year, improvement in the quality of goods, and successful promotional events targeted around certain holiday selling periods. The Home category sales increased across most of its departments with the largest gain in domestics, as we have improved the value proposition and quality of our product offerings. The Seasonal category increase was due to higher sales of Christmas, lawn & garden, and summer merchandise as customers responded to both our updated Christmas assortment and the value and newness offered in certain of our lawn & garden and summer items. The Play n' Wear category sales improvement was primarily driven by the electronics department in the first half of 2010 through the sales of video games, which we began selling in the third fiscal quarter of 2009, partially offset by declining sales trends of toys. The Consumables category decrease was primarily due to lower food sales, as customers did not respond as expected to our offerings and assortment during the second half of 2010. The decrease in the Hardlines & Other category was primarily driven by the absences of certain drugstore closeout deals in 2010 that occurred in 2009.

Gross Margin

Gross margin dollars increased $93.2 million, or 4.9%, to $2,012.5 million in 2010 compared to $1,919.3 million in 2009. Gross margin as a percentage of net sales was 40.6% in both 2010 and 2009. The primary contributor to the increased gross margin dollars was higher net sales of $225.5 million, which increased gross margin dollars by approximately $91.6 million. The gross margin rate remained flat at 40.6% in 2010 as compared to 2009. In 2010, we experienced positive trends with lower markdowns, lower shrink costs, and the impact of favorable merchandise mix, which were offset by higher inbound freight costs and lower initial markups on certain items sold during the Christmas selling season. Lower markdowns and favorable merchandise mix impact were the result of strong sales in our higher margin Seasonal and Home categories. Our lower shrink rates were driven by positive results in our annual physical inventories. The increase in inbound freight costs was primarily driven by higher diesel fuel costs and higher domestic carrier costs.

Selling and Administrative Expenses

Selling and administrative expenses increased $44.1 million, or 2.9%, to $1,576.5 million in 2010 compared to $1,532.4 million in 2009. The increase was primarily due to higher sales and a net increase of 37 stores in 2010. Compared to 2009, the largest increases were store payroll costs of $24.5 million, credit card/bank fees of $10.3 million, store rent expense of $9.1 million, and store facility and operation costs of $8.0 million. Partially offsetting these items was a decrease in advertising expenses of $4.2 million. The increase in store payroll was principally due to the incremental number of stores, store pre-opening costs, and higher sales. The increase in credit card/bank fees was the result of higher rates charged by debit card network providers, which were increased at the end of the first quarter of 2010, and from increased sales. Store rents increased primarily due to the incremental number of stores. Store facility and operation costs increased due to the incremental number of stores, increased store pre-opening costs (resulting from 80 store openings in 2010 as compared to 52 store openings in 2009), and increased repair costs primarily associated with our store refresh program. Advertising expense decreased primarily due to lower printing and distribution costs along with more efficient spending on our broadcast promotions.

Selling and administrative expenses as a percentage of net sales were 31.8% in 2010 compared to 32.4% in 2009. The decrease of 0.6% was primarily due to the effect of the increase in sales of 4.8% as selling and administrative expense dollars only increased 2.9% as discussed above.

Depreciation Expense

Depreciation expense increased $3.7 million, or 4.9%, to $78.6 million in 2010 compared to $74.9 million for 2009. Depreciation expense as a percentage of sales was flat compared to 2009 at 160 basis points. The increase in depreciation expense was primarily related to our stores and was principally due to new store openings. During 2010, the Company opened 80 new stores, including relocations.

Interest Expense

Interest expense increased $0.8 million to $2.6 million in 2010 compared to $1.8 million in 2009. The increase in interest expense was principally due to higher average borrowings (including capital leases) of $24.0 million in 2010 compared to average borrowings of $8.6 million in 2009. The higher average borrowings was primarily driven by the timing of share repurchases under the 2010 Repurchase Program.

Other Income (Expense)

Other income (expense) increased $0.4 million in 2010 to $0.6 million compared to $0.2 million in 2009. The increase in interest and investment income was caused by the increase in funds available to invest in 2010 compared to 2009, partly offset by a decrease in investment yield. Our average invested amount in 2010 was $132.9 million compared to $68.9 million in 2009. In 2010, we invested primarily in deposits with financial institutions and highly liquid investments, including money market funds and variable rate demand notes. We held $126.1 million of investments at the end of 2010.

Income Taxes

Our effective income tax rate on income from continuing operations was 37.4% for 2010 compared to 37.7% for 2009. The lower rate in 2010 was principally due to the recognition of benefits resulting primarily from the recording of a deferred tax asset for net state credits, principally obtained during the third quarter of 2010, partially offset by (1) lower year-over-year tax benefits related to the settlement of uncertain tax positions and (2) the release of a valuation allowance on unrealized capital losses in 2009.

Discontinued Operations

There was minimal activity in discontinued operations in 2010 compared to a loss of $1.0 million, net of tax, in 2009. The 2009 loss from discontinued operations was primarily due to the KB-II Bankruptcy Lease Obligations (see note 13 to the accompanying consolidated financial statements). In the fourth fiscal quarter of 2009, we obtained assignment of a lease for the former KB-II corporate office and recorded a charge of $0.7 million, net of tax, in loss from discontinued operations. The remaining $0.3 million loss from discontinued operations, net of tax, in 2009 pertained to other KB-II Bankruptcy Lease Obligations.

Capital Resources and Liquidity

On July 22, 2011, we entered into the 2011 Credit Agreement. The 2011 Credit Agreement is scheduled to expire on July 22, 2016. In connection with our entry into the 2011 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.0 million, which are being amortized over the term of the agreement. Borrowings under the 2011 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness, including amounts due under the 2009 Credit Agreement. The 2011 Credit Agreement includes a $10 million Canadian swing loan sublimit, a $30 million U.S. swing loan sublimit, a $150 million letter of credit sublimit and a $200 million Canadian revolving credit loan subfacility. The interest rates, pricing and fees under the 2011 Credit Agreement fluctuate based on our debt rating. The 2011 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate, LIBOR, or CDOR. We may prepay revolving loans made under the 2011 Credit Agreement. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2011 Credit Agreement that would permit the lenders to restrict our ability to further access the 2011 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2011 Credit Agreement. At January 28, 2012, we were in compliance with the covenants of the 2011 Credit Agreement.

We use the 2011 Credit Agreement, as necessary, to provide funds for ongoing and seasonal working capital, capital expenditures, share repurchase programs, and other expenditures. In addition, we use the 2011 Credit Agreement to provide letters of credit for various operating and regulatory requirements, a significant portion of which consists of letters of credit required as a result of our self-funded insurance programs. Given the seasonality of our business, the amount of borrowings under the 2011 Credit Agreement may fluctuate materially depending on various factors, including our operating financial performance, the time of year, and our need to increase merchandise inventory levels prior to the peak selling season.

The primary source of our liquidity is cash flows from operations and, as necessary, borrowings under the 2011 Credit Agreement. Our net income and, consequently, our cash provided by operations are impacted by net sales volume, seasonal sales patterns, and operating profit margins. Our net sales are typically highest during the nine-week Christmas selling season in our fourth fiscal quarter. Generally, our working capital requirements peak late in our third fiscal quarter or early in our fourth fiscal quarter. We have typically funded those requirements with borrowings under our credit facility. In 2011, our total indebtedness (outstanding borrowings and letters of credit) peaked at approximately $400 million in November. At January 28, 2012, we had $65.9 million in borrowings under the 2011 Credit Agreement and the borrowings available under the 2011 Credit Agreement were $578.9 million, after taking into account the reduction in availability resulting from outstanding letters of credit totaling $55.2 million. We anticipate that total indebtedness under the 2011 Credit Agreement through June 15, 2012 will peak at less than $100 million, which includes outstanding letters of credit and the estimated impact of cash needs of Big Lots Canada, but excludes the impact of any potential share repurchase activity under the 2011 Repurchase Program. Working capital was $421.8 million at January 28, 2012.

Whenever our liquidity position requires us to borrow funds under the 2011 Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by the following components of our operations: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise, wire and other electronic transactions for the acquisition of merchandise, payroll and other operating expenses, income and other taxes, employee benefits, and other miscellaneous disbursements.

Cash provided by operating activities increased by $3.2 million to $318.5 million in 2011 compared to $315.3 million in 2010. The increase was primarily driven by the change in our accounts payable leverage ratio, which resulted in a $14.9 million increase, and higher depreciation and amortization expense, partially offset by our net income of $207.1 million in 2011, which was $15.4 million lower than our net income in 2010. At January 28, 2012, our accounts payable leverage ratio (accounts payable divided by inventory) increased to 42% from 40% at January 29, 2011, therefore driving an increase of $14.9 million. Net income in 2011 included $13.3 million of net loss generated by our Canadian segment.

Cash used in investing activities increased by $6.1 million to $120.7 million in 2011 compared to $114.6 million in 2010. The increase was primarily due to an increase of $23.7 million in capital expenditures to $131.3 million in 2011 compared to $107.6 million in 2010, as more stores were opened in 2011 as compared to 2010. The increase was partially offset by the return of our $8.0 million deposit with an insurance carrier from a restricted account in the second quarter of 2011 that was initially deposited in the second quarter of 2010; therefore generating a $16.0 million change in cash flow from 2010 to 2011.

Cash used in financing activities decreased by $0.6 million to $306.3 million in 2011 compared to $306.9 million in 2010. The primary driver of cash used in financing activities in 2011 and 2010 was our share repurchase activities. In 2011, we acquired $359.3 million of our common shares ($57.8 million under the 2010 Repurchase Program and $301.5 million under the 2011 Repurchase Program), as compared to the $342.2 million of our common shares we acquired in 2010 under the 2010 Repurchase Program. In addition, during the second quarter of 2011, we used $16.7 million to repay the outstanding notes payable we assumed in connection with our acquisition of Liquidation World Inc. In 2011 and 2010, we received proceeds from the exercise of stock options of $10.4 million and $32.5 million, respectively, which also generated excess tax benefits of $2.7 million and $13.8 million, respectively. Lastly, in 2011, we borrowed $65.9 million under the 2011 Credit Agreement to partially fund our share repurchases.

Based on historical and expected financial results, we believe that we have or, if necessary, have the ability to obtain, adequate resources to fund ongoing and seasonal working capital requirements, proposed capital expenditures, new projects, and currently maturing obligations.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at January 28, 2012:

	Payments Due by Period (1)				
	Total	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
(In thousands)					
Obligations under bank credit facility (2)	$ 65,975	$ 75	$ —	$ 65,900	$ —
Operating lease obligations (3) (4)	1,208,513	311,751	481,978	257,859	156,925
Capital lease obligations (4)	3,162	1,340	1,791	31	—
Purchase obligations (4) (5)	815,971	713,495	84,932	17,544	—
Other long-term liabilities (6)	48,190	5,307	5,391	11,017	26,475
Total contractual obligations (7)	$2,141,811	$1,031,968	$574,092	$352,351	$183,400

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from the amounts actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Obligations under the bank credit facility consist of the borrowings outstanding under the 2011 Credit Agreement, and the associated accrued interest of $0.1 million. In addition, we had outstanding letters of credit totaling $55.2 million at January 28, 2012. Approximately $51.3 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet the conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from this table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in the purchase obligations. For a further discussion, see note 3 to the accompanying consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for retail stores, warehouse space, offices, and certain computer and other business equipment. The future minimum commitments for retail store, office, and warehouse space operating leases are $927.4 million. For a further discussion of leases, see

note 5 to the accompanying consolidated financial statements. Many of the store lease obligations require us to pay for our applicable portion of CAM, real estate taxes, and property insurance. In connection with our store lease obligations, we estimated that future obligations for CAM, real estate taxes, and property insurance were $269.5 million at January 28, 2012. We have made certain assumptions and estimates in order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: use of historical data to estimate our future obligations; calculation of our obligations based on comparable store averages where no historical data is available for a particular leasehold; and assumptions related to average expected increases over historical data. The remaining lease obligation of $11.6 million relates primarily to operating leases for computer and other business equipment, including data center related costs.

(4) For purposes of the lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and the counterparty, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we included in the table our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of future decisions to exercise options to extend or terminate any existing leases.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $514.0 million, the entirety of which represents obligations due within one year of January 28, 2012. In addition, we have a purchase commitment for future inventory purchases totaling $80.8 million at January 28, 2012. While we are not required to meet any periodic minimum purchase requirements under this commitment, we have included, for purposes of this tabular disclosure, the value of the purchases that we anticipate making during each of the reported periods as purchases that will count toward our fulfillment of the aggregate obligation. The remaining $221.2 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

(6) Other long-term liabilities include $23.8 million for expected contributions to the Pension Plan and our nonqualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"), $20.4 million for obligations related to our nonqualified deferred compensation plan, $2.3 million for unrecognized tax benefits, and $0.6 million for closed store lease termination costs related to stores closed in 2011. Pension contributions are equal to expected benefit payments for the nonqualified plan plus expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see note 8 to the accompanying consolidated financial statements for additional information about our employee benefit plans). We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. We have included unrecognized tax benefits of $1.5 million for payments expected in 2012 and $0.8 million of timing-related income tax uncertainties anticipated to reverse in 2012. Unrecognized tax benefits in the amount of $20.2 million have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. Our closed store lease termination cost payments are based on contractual terms.

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to the KB Toys business. For further discussion, see note 13 to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

For a discussion of the KB Bankruptcy Lease Obligations, see note 13 to the accompanying consolidated financial statements. Because the KB Toys business filed for bankruptcy again in December 2008 and liquidated all of its store operations, we accrued a contingent liability on our balance sheet at January 30, 2010, in the amount of $4.8 million for 31 KB Toys store leases for which we may have an indemnification or guarantee obligation and a former KB Toys corporate office lease for which we took an assignment in 2009. At January 28, 2012, our contingent liability related to this matter was $3.1 million. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Our significant accounting policies, including the recently adopted accounting standards and recent accounting standards - future adoptions, if any, are described in note 1 to the accompanying consolidated financial statements. We believe the following assumptions and estimates are the most critical to understanding and evaluating our reported financial results. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear slow-moving inventory, the estimated allowance for shrinkage, and the estimated amount of excess or obsolete inventory, which may impact the ending inventory valuation and prior or future gross margin. These estimates are based on historical experience and current information.

When management determines the salability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, the age of merchandise, and seasonal trends. Timing of holidays within fiscal periods, weather, and customer preferences could cause material changes in the amount and timing of markdowns from year to year.

The inventory allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on both our current year and historical inventory results. Independent physical inventory counts are taken at each store once a year. During calendar 2012, the majority of these counts will occur between January and September. As physical inventories are completed, actual results are recorded and new go-forward shrink accrual rates are established based on individual store historical results. Thus, the shrink accrual rates will be adjusted throughout the January through September inventory cycle based on actual results. At January 28, 2012, a 10% difference in our shrink reserve would have affected gross margin, operating profit and income from continuing operations before income taxes by approximately $3.6 million. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies aimed at minimizing shrinkage.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment. We perform annual impairment reviews of our long-lived assets at the store level. Generally, all other property and equipment is reviewed for impairment at the enterprise level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows within the past two years. For each store with negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable through the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

We recognized impairment charges of less than $0.1 million and $0.4 million in 2010 and 2009, respectively. We did not recognize an impairment charge in 2011, related to our stores. We believe that our impairment charges are trending lower because we have been closing underperforming stores over the past 5 years (primarily through non-renewal of leases), and our store productivity continues to improve. In our U.S. segment, we only identified one store with impairment indicators as a result of our annual store impairment tests in 2011 and that store was planned to be, and was, closed by the end of 2011. Therefore, we do not believe that varying the assumptions used to test for recoverability to estimate fair value of our long-lived assets would have a material impact on the impairment charges we incurred in 2011. In our Canadian segment, we did not note any significant impairment indicators. Further, the assets were recorded at fair value upon the acquisition of Liquidation World Inc.

If our future operating results decline significantly, we may be exposed to impairment losses that could be material (for additional discussion of this risk, see "Item 1A. Risk Factors - A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long lived assets and deferred tax assets.").

In addition to our annual store impairment reviews, we evaluate our other long-lived assets at each reporting period to determine whether impairment indicators are present. In 2011, we reviewed our operational needs surrounding travel and determined that we needed to replace an aircraft due in part to the repair costs and declining reliability of the aging aircraft. As a result of this decision, we both purchased a new aircraft to meet our needs and placed an older aircraft in the market as available-for-sale. We recorded a $2.2 million impairment charge on the held-for-sale aircraft, based on market conditions at the time the decision was executed.

Goodwill

Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

On an annual basis, we must review our goodwill for potential impairment. We will conduct an impairment review which consists of preparing an estimate of the fair value of our reporting segments using an income approach and a market approach. Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We will base our estimates of fair value on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We will perform our annual impairment testing during our second fiscal quarter of each year.

Share-Based Compensation

We grant stock options and performance-based non-vested restricted stock to our employees under shareholder approved incentive plans. Share-based compensation expense was $25.0 million, $24.6 million, and $20.3 million in 2011, 2010, and 2009, respectively. Future share-based compensation expense for performance-based non-vested restricted stock is dependent upon the future number of awards, fair value of our common shares on the grant date, and the estimated vesting period. Future share-based compensation expense for stock options is dependent upon the number and terms of future stock option awards and many estimates, judgments and assumptions used in arriving at the fair value of stock options. Future share-based compensation expense related to performance-based non-vested restricted stock and stock options may vary materially from the currently amortizing awards.

We estimate the fair value of our stock options using a binomial model. The binomial model takes into account estimates, assumptions, and judgments about our stock price volatility, our dividend yield rate, the risk-free rate of return, the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares and those of our peers. The dividend yield rate on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the application of the binomial model and includes assumptions such as the expected employee exercise behavior and our expected forfeiture rate, which is based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded over the estimated vesting period based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the achievement of the performance targets at each reporting period and make adjustments to the estimated vesting period when our models indicate that the estimated achievement date differs from the date being used to amortize expense. Any change in the estimated vesting date results in a prospective change to the related expense by charging the remaining unamortized expense over the remaining expected vesting period at the date the estimate was changed.

Income Taxes

The determination of our income tax expense, refunds receivable, income taxes payable, deferred tax assets and liabilities and financial statement recognition, de-recognition and/or measurement of uncertain tax benefits (for positions taken or to be taken on income tax returns) requires significant judgment, the use of estimates, and the interpretation and application of complex accounting and multi-jurisdictional income tax laws.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in deferred tax asset valuation allowances and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

We evaluate our ability to recover our deferred tax assets within the jurisdiction from which they arise. We consider all available positive and negative evidence including recent financial results, projected future pretax accounting income from continuing operations and tax planning strategies (when necessary). This evaluation requires us to make assumptions that require significant judgment about the forecasts of future pretax accounting income. The assumptions that we use in this evaluation are consistent with the assumptions and estimates used to develop our consolidated operating financial plans. If we determine that a portion of our deferred tax assets, which principally represent expected future deductions or benefits, are not likely to be realized, we recognize a valuation allowance for our estimate of these benefits which we believe are not likely recoverable. Additionally, changes in tax laws, apportionment of income for state and provincial tax purposes, and rates could also affect recorded deferred tax assets.

We evaluate the uncertainty of income tax positions taken or to be taken on income tax returns. When a tax position meets the more-likely-than-not threshold, we recognize economic benefits associated with the position on our consolidated financial statements. The more-likely-than-not recognition threshold is a positive assertion that an enterprise believes it is entitled to economic benefits associated with a tax position. When a tax position does not meet the more-likely-than-not threshold, or in the case of those positions that do meet the threshold but are measured at less than the full benefit taken on the return, we recognize tax liabilities (or de-recognize tax assets, as the case may be). A number of years may elapse before a particular matter, for which we have derecognized a tax benefit, is audited and fully resolved or clarified. We adjust unrecognized tax benefits and the income tax provision in the period in which an uncertain tax position is effectively or ultimately settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or as a result of the evaluation of new information that becomes available.

Pension

Actuarial valuations are used to calculate the estimated expenses and obligations for our Pension Plan and Supplemental Pension Plan. Inherent in the actuarial valuations are several assumptions including discount rate and expected return on plan assets. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The weighted average discount rate used to determine the net periodic pension cost for 2011 was 5.7%. A 1.0% decrease in the discount rate would increase net periodic pension cost by $0.8 million. The long-term rate of return on assets used to determine net periodic pension cost in 2011 was 8.0%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.6 million.

During 2011, we reclassified $1.1 million, net of tax, from other comprehensive income to expense in our consolidated statement of operations. We recognized a benefit of $0.2 million, net of tax, to other comprehensive income in 2011, which was principally driven by the recognition of $0.3 million (pretax) in settlement charges as participants elected more lump sum payments than originally estimated. At January 28, 2012, the accumulated other comprehensive income amount associated with the plans, which was principally unrealized actuarial loss, was $14.5 million loss, net of tax. During 2012, and in future periods, we expect to reclassify approximately $2.7 million from other comprehensive income to expense, assuming we achieve our estimated rate of return on pension plan investments in future periods. Additionally, in the event that we have future settlements, as occurred in 2011 and 2010, we would expect that the pretax expense related to future settlements would be between the $0.3 million and $1.8 million charges in 2011 and 2010, respectively.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. A 10% change in our self-insured liabilities at January 28, 2012 would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $8 million.

General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4.0% discount rate, while other liabilities for insurance reserves are not discounted. A 1.0% change in the discount rate on these liabilities would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $1.8 million.

Lease Accounting

In order to recognize rent expense on our leases, we evaluate many factors to identify the lease term such as the contractual term of the lease, our assumed possession date of the property, renewal option periods, and the estimated value of leasehold improvement investments that we are required to make. Based on this evaluation, our lease term is typically the minimum contractually obligated period over which we have control of the property. This term is used because although many of our leases have renewal options, we typically do not incur an economic or contractual penalty in the event of non-renewal. Therefore, we typically use the initial minimum lease term for purposes of calculating straight-line rent, amortizing deferred rent, and recognizing depreciation expense on our leasehold improvements.

Commitments

For a discussion on certain of our commitments, refer to note 3, note 5, note 10, and note 13 to the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates on investments and on borrowings under the 2011 Credit Agreement that we make from time to time. We had borrowings of $65.9 million under the 2011 Credit Agreement at January 28, 2012. An increase of 1.0% in our variable interest rate on our investments and expected future borrowings would not have a material effect on our financial condition, results of operations, or liquidity.

Through the operations of Big Lots Canada, we are subject to market risks associated with foreign currency exchange rate fluctuations between the Canadian Dollar and the U.S. Dollar. An increase or decrease of 1% in foreign currency exchange rates would not have a material effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of January 28, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Liquidation World Inc., which was acquired on July 18, 2011 and whose financial statements constitute 3% of total assets, 1% of revenues, and 6% of net income of the consolidated financial statement amounts as of and for the year ended January 28, 2012. Accordingly, our audit did not include the internal control over financial reporting at Liquidation World Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 28, 2012, of the Company, and our report dated March 26, 2012, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 26, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of January 28, 2012 and January 29, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 28, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at January 28, 2012 and January 29, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 28, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 26, 2012

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	2011	2010	2009
Net sales	$5,202,269	$4,952,244	$4,726,772
Cost of sales (exclusive of depreciation expense shown separately below)	3,131,862	2,939,793	2,807,466
Gross margin	2,070,407	2,012,451	1,919,306
Selling and administrative expenses	1,634,532	1,576,500	1,532,356
Depreciation expense	90,280	78,606	74,904
Gain on sale of real estate	—	—	(12,964)
Operating profit	345,595	357,345	325,010
Interest expense	(3,530)	(2,573)	(1,840)
Other income (expense)	(173)	612	175
Income from continuing operations before income taxes	341,892	355,384	323,345
Income tax expense	134,657	132,837	121,975
Income from continuing operations	207,235	222,547	201,370
Loss from discontinued operations, net of tax benefit of $112, $14 and $656 in fiscal years 2011, 2010 and 2009, respectively	(171)	(23)	(1,001)
Net income	$ 207,064	$ 222,524	$ 200,369
Earnings per common share — basic			
Continuing operations	$ 3.03	$ 2.87	$ 2.47
Discontinued operations	—	—	(0.01)
	$ 3.03	$ 2.87	$ 2.45
Earnings per common share — diluted			
Continuing operations	$ 2.99	$ 2.83	$ 2.44
Discontinued operations	—	—	(0.01)
	$ 2.98	$ 2.83	$ 2.42

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	January 28, 2012	January 29, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 68,547	$ 177,539
Inventories	825,195	762,146
Deferred income taxes	42,784	50,252
Other current assets	70,130	61,782
Total current assets	1,006,656	1,051,719
Property and equipment — net	572,767	524,906
Deferred income taxes	6,549	6,666
Restricted cash	—	8,000
Goodwill	12,282	—
Other assets	43,056	28,308
Total assets	$ 1,641,310	$ 1,619,599
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 350,117	$ 302,818
Property, payroll, and other taxes	74,396	75,401
Accrued operating expenses	56,088	53,771
Insurance reserves	35,159	37,741
KB bankruptcy lease obligation	3,115	3,552
Accrued salaries and wages	29,170	43,433
Income taxes payable	36,775	25,215
Total current liabilities	584,820	541,931
Long-term obligations	65,900	—
Deferred rent	59,320	42,037
Insurance reserves	49,794	46,145
Unrecognized tax benefits	18,681	19,142
Other liabilities	39,562	23,551
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 63,609 shares and 73,894 shares, respectively	1,175	1,175
Treasury shares — 53,886 shares and 43,601 shares, respectively, at cost	(1,423,524)	(1,079,130)
Additional paid-in capital	542,160	523,341
Retained earnings	1,718,941	1,511,877
Accumulated other comprehensive loss	(15,519)	(10,470)
Total shareholders' equity	823,233	946,793
Total liabilities and shareholders' equity	$ 1,641,310	$ 1,619,599

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common		Treasury		Additional	Retained	Accumulated Other	
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Total
Balance — January 31, 2009	81,315	$ 1,175	36,180	$ (804,561)	$ 504,552	$1,088,984	$ (15,305)	$ 774,845
Net income	—	—	—	—	—	200,369	—	200,369
Other comprehensive income:								
Amortization of pension, net of tax of $(1,105)	—	—	—	—	—	—	1,740	1,740
Valuation of adjustment of pensions, net of tax of $(273)	—	—	—	—	—	—	430	430
Comprehensive income	—	—	—	—	—	—	—	202,539
Purchases of common shares	(87)	—	87	(1,849)	—	—	—	(1,849)
Exercise of stock options	362	—	(362)	8,045	(3,114)	—	—	4,931
Restricted shares vested	328	—	(328)	7,291	(7,291)	—	—	—
Tax benefit from share-based awards	—	—	—	—	559	—	—	559
Share activity related to deferred compensation plan	4	—	(4)	32	80	—	—	112
Share-based employee compensation expense	—	—	—	—	20,275	—	—	20,275
Balance — January 30, 2010	81,922	1,175	35,573	(791,042)	515,061	1,289,353	(13,135)	1,001,412
Net income	—	—	—	—	—	222,524	—	222,524
Other comprehensive income:								
Amortization of pension, net of tax of $(869)	—	—	—	—	—	—	1,328	1,328
Valuation adjustment of pension, net of tax of $(876)	—	—	—	—	—	—	1,337	1,337
Comprehensive income	—	—	—	—	—	—	—	225,189
Purchases of common shares	(10,686)	—	10,686	(350,823)	—	—	—	(350,823)
Exercise of stock options	1,808	—	(1,808)	42,285	(9,773)	—	—	32,512
Restricted shares vested	847	—	(847)	20,437	(20,437)	—	—	—
Tax benefit from share-based awards	—	—	—	—	13,779	—	—	13,779
Share activity related to deferred compensation plan	3	—	(3)	13	83	—	—	96
Share-based employee compensation expense	—	—	—	—	24,628	—	—	24,628
Balance — January 29, 2011	73,894	1,175	43,601	(1,079,130)	523,341	1,511,877	(10,470)	946,793
Net income	—	—	—	—	—	207,064	—	207,064
Other comprehensive income (loss):								
Foreign currency translation	—	—	—	—	—	—	(1,050)	(1,050)
Amortization of pension, net of tax of $(703)	—	—	—	—	—	—	1,066	1,066
Valuation adjustment of pension, net of tax of $3,337	—	—	—	—	—	—	(5,065)	(5,065)
Comprehensive income	—	—	—	—	—	—	—	202,015
Purchases of common shares	(11,063)	—	11,063	(363,957)	—	—	—	(363,957)
Exercise of stock options	500	—	(500)	12,800	(2,391)	—	—	10,409
Restricted shares vested	271	—	(271)	6,731	(6,731)	—	—	—
Tax benefit from share-based awards	—	—	—	—	2,701	—	—	2,701
Share activity related to deferred compensation plan	7	—	(7)	32	247	—	—	279
Share-based employee compensation expense	—	—	—	—	24,993	—	—	24,993
Balance — January 28, 2012	63,609	$ 1,175	53,886	$(1,423,524)	$ 542,160	$1,718,941	$ (15,519)	$ 823,233

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	2011	2010	2009
Operating activities:			
Net income	$ 207,064	$ 222,524	$200,369
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	82,851	74,041	71,501
Deferred income taxes	10,456	20,485	18,014
KB Toys matters	—	—	409
Non-cash share-based compensation expense	24,993	24,628	20,275
Excess tax benefit from share-based awards	(2,701)	(13,779)	(1,568)
Non-cash impairment charge	2,242	18	358
Loss on disposition of equipment	1,376	639	1,072
Gain on sale of real estate	—	—	(12,964)
Pension	2,023	4,479	(5,193)
Change in assets and liabilities, excluding effects of acquisition:			
Inventories	(54,512)	(30,809)	5,279
Accounts payable	31,555	(7,045)	73,889
Current income taxes	10,293	12,043	(2,791)
Other current assets	(6,082)	(5,250)	(2,177)
Other current liabilities	(16,465)	(5,816)	18,064
Other assets	(4,098)	(2,988)	(5,285)
Other liabilities	29,476	22,087	12,774
Net cash provided by operating activities	318,471	315,257	392,026
Investing activities:			
Capital expenditures	(131,293)	(107,563)	(78,708)
Cash proceeds from sale of property and equipment	867	1,301	861
Acquisition	1,835	—	—
Return from (Deposit in) restricted account	8,000	(8,000)	—
Other	(121)	(290)	(90)
Net cash used in investing activities	(120,712)	(114,552)	(77,937)
Financing activities:			
Net proceeds from borrowings under bank credit facility	65,900	—	(61,700)
Payment of notes payable	(16,664)	—	—
Payment of capital lease obligations	(1,953)	(2,463)	(2,612)
Proceeds from the exercise of stock options	10,409	32,512	4,931
Excess tax benefit from share-based awards	2,701	13,779	1,568
Payment for treasury shares acquired	(363,957)	(350,823)	(1,849)
Deferred bank credit facility fees paid	(2,970)	—	(5,579)
Other	279	96	112
Net cash used in financing activities	(306,255)	(306,899)	(65,129)
Impact of foreign currency on cash	(496)	—	—
(Decrease) Increase in cash and cash equivalents	(108,992)	(106,194)	248,960
Cash and cash equivalents:			
Beginning of year	177,539	283,733	34,773
End of year	$ 68,547	$ 177,539	$283,733

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

We are North America's largest broadline closeout retailer. At January 28, 2012, we operated 1,533 stores in two countries: the United States of America ("U.S.") and Canada. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Fiscal Periods

Our fiscal year ends on the Saturday nearest to January 31, which results in fiscal years consisting of 52 or 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2011 ("2011") is comprised of the 52 weeks that began on January 30, 2011 and ended on January 28, 2012. Fiscal year 2010 ("2010") was comprised of the 52 weeks that began on January 31, 2010 and ended on January 29, 2011. Fiscal year 2009 ("2009")was comprised of the 52 weeks that began on February 1, 2009 and ended on January 30, 2010.

Segment Reporting

We manage our broadline closeout retailing business based on two segments: the U.S. and Canada. At the end of 2010 and 2009, we operated only one segment as all of our operations were located within the U.S. at those times.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments, including money market funds and variable rate demand notes, which are unrestricted to withdrawal or use and which have an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis in order to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies (Continued)

a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days, and at January 28, 2012 and January 29, 2011, totaled $34.5 million and $29.4 million, respectively.

Restricted Cash

Our restricted cash served as collateral, in place of an irrevocable stand-by letter of credit, to provide financial assurance that we would fulfill our obligations with respect to cash requirements associated with self-insurance, as discussed in note 10. The cash was on deposit with our insurance carrier.

Investments

Investment securities are classified as available-for-sale, held-to-maturity, or trading at the date of purchase. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We did not own any held-to-maturity or available-for-sale securities as of January 28, 2012 and January 29, 2011.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable inbound shipping and handling costs associated with the receipt of merchandise into our distribution centers (See the discussion below under the caption "Selling and Administrative Expenses" for additional information regarding outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise department's retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise department.

Under the average cost retail inventory method, permanent sales price markdowns result in cost reductions in inventory. Our permanent sales price markdowns are typically related to end of season clearance events and are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a charge to net sales in the period the merchandise is sold. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period.

We record a reduction to inventories and charge to cost of sales for a shrinkage inventory allowance. The shrinkage allowance is calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year experience based on physical inventory results.

We record a reduction to inventories and charge to cost of sales for any excess or obsolete inventory. The excess or obsolete inventory is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate the reduction for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of inventory purchases in the period that the rebate or reimbursement is earned or realized and, consequently, result in a reduction in cost of sales when the related inventory is sold.

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. These capitalized supplies represent more durable types of items for which we expect to receive future economic benefit. Subsequent replenishments of capitalized store supplies are expensed. The consumable/non-durable type items for which the future economic benefit is less measurable are expensed upon shipment to the store. Capitalized store supplies are adjusted periodically for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheets.

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. The estimated service lives of our property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 years
Store fixtures and equipment	5 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	5 years
Computer software costs	5 - 8 years
Company vehicles	3 years

Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. Because the majority of our leasehold improvements are placed in service at the time we open a store and the majority of our leases have an initial term of five years, we estimate the useful life of leasehold improvements at five years. This amortization period is consistent with the amortization period for any lease incentives that we would typically receive when initially entering into a new lease that are recognized as deferred rent and amortized over the initial lease term. Depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life when a decision is made to dispose of property and equipment prior to the end of its previously estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment - net. In order to determine if impairment indicators are present for store property and equipment, we review historical operating results at the store level on an annual basis, or when other impairment indicators are present. Generally, all other property and equipment is reviewed for impairment at the enterprise level. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Goodwill

Instead of being amortized, goodwill is tested for impairment annually and whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. We use an income approach and a market approach in determining fair value for purposes of goodwill impairment tests. We will perform our annual impairment testing during our second fiscal quarter of each year.

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value of these lease termination obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We monitor the estimated obligation for lease termination liabilities in subsequent periods and revise any estimated liabilities, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

We classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity of a closing store to any remaining open stores and the estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on historical estimates of our sales migration upon opening or closing a store in a similar market. For purposes of reporting closed stores as discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to the stores' operations identified as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to closed stores' discontinued operations because we believe that these costs are not specific to the stores' operations.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted law and tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheets.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Pension

Pension assumptions are evaluated each year. Actuarial valuations are used to calculate the estimated expenses and obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption for the expected long-term rate of return is primarily based on our expectation of a long-term, prospective rate of return.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance-related reserves are not discounted.

*Note 1 — **Basis of Presentation and Summary of Significant Accounting Policies*** **(Continued)**

Fair Value of Financial Instruments

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relatively short maturity of these items.

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation, where it is possible to do so, using management's judgment. Management used various internal and external specialists to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements and no accrual is made.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and exclude any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards in our stores and issue merchandise credits, typically as a result of customer returns, on stored value cards. We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire. We recognize sales revenue from gift cards and merchandise credits when (1) the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) breakage occurs. We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority. We estimate breakage based upon historical redemption patterns. For 2011, 2010, and 2009, we recognized in net sales on our consolidated statements of operations breakage of $0.6 million, $0.7 million, and $0.6 million, respectively, related to unredeemed gift card and merchandise credit balances that had aged at least four years beyond the end of their original issuance month. The liability for the unredeemed cash value of gift cards and merchandise credits is recorded in accrued operating expenses.

We offer price hold contracts on merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

*Note 1 — **Basis of Presentation and Summary of Significant Accounting Policies*** **(Continued)**

Cost of Sales

Cost of sales includes the cost of merchandise, net of cash discounts and rebates, markdowns, and inventory shrinkage. Cost of merchandise includes related inbound freight to our distribution centers, duties, and commissions. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses include store expenses (such as payroll and occupancy costs) and costs related to warehousing, distribution, outbound transportation to our stores, advertising, purchasing, insurance and insurance-related, non-income taxes, and overhead. Selling and administrative expense rates may not be comparable to those of other retailers that include warehousing, distribution, and outbound transportation costs in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $161.3 million, $154.3 million, and $158.4 million for 2011, 2010, and 2009, respectively.

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction or set-up period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Our leases generally obligate us for our applicable portion of real estate taxes, common area maintenance ("CAM"), and property insurance that has been incurred by the landlord with respect to the leased property. We maintain accruals for our estimated applicable portion of real estate taxes, CAM, and property insurance incurred but not settled at each reporting date. We estimate these accruals based on historical payments made and take into account any known trends. Inherent in these estimates is the risk that actual costs incurred by landlords and the resulting payments by us may be higher or lower than the amounts we have recorded on our books.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs, which are expensed as incurred, consist primarily of television and print advertising, internet marketing and advertising, and in-store point-of-purchase presentations. Advertising expenses are included in selling and administrative expenses. Advertising expenses were $99.0 million, $92.0 million, and $96.2 million for 2011, 2010, and 2009, respectively.

Store Pre-opening Costs

Pre-opening costs incurred during the construction periods for new store openings are expensed as incurred.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Share-Based Compensation

Share-based compensation expense is recognized in selling and administrative expense in our consolidated statements of operations for all options that we expect to vest. We estimate forfeitures based on historical information. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. We estimate the fair value of stock options using a binomial model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based non-vested restricted stock awards is recorded based on fair value of the award on the grant date and the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of stock options and non-vested restricted stock awards, calculated using the treasury stock method.

Guarantees

We have lease guarantees which were issued prior to January 1, 2003. We record a liability for these lease guarantees in the period when it becomes probable that the obligor will fail to perform its obligation and if the amount of our guarantee obligation is estimable.

Foreign Currency Translation

The functional currency of our international subsidiary is the local currency of the country in which the subsidiary is located. We have one foreign subsidiary domiciled in Canada. Foreign currency denominated assets and liabilities are translated into U.S. Dollars using the exchange rate in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in other income (expense), were $(0.4) million for 2011.

Other Comprehensive Income

Our other comprehensive income includes the impact of the amortization of our pension actuarial loss, net of tax, the revaluation of our pension actuarial loss, net of tax, and the impact of foreign currency translation.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies **(Continued)**

Supplemental Cash Flow Disclosures

The following table provides supplemental cash flow information for 2011, 2010, and 2009:

(In thousands)	2011	2010	2009
Supplemental disclosure of cash flow information:			
Cash paid for interest, including capital leases	$ 2,742	$ 830	$ 277
Cash paid for income taxes, excluding impact of refunds	$114,406	$100,973	$105,961
Non-cash activity:			
Assets acquired under capital leases	$ 2,925	$ —	$ —
Accrued property and equipment	$ 8,711	$ 9,449	$ 3,901
Notes payable assumed in acquisition	$ 16,664	$ —	$ —

During 2011, our gross proceeds from borrowings under the bank credit facility were $846.3 million and our gross repayments of borrowings under the bank credit facility were $780.4 million.

Reclassifications

In the third quarter of 2011, we realigned the merchandise categories in our U.S. segment to be consistent with the realignment of our merchandising team and changes to our management reporting. Prior to the third quarter of 2011, we reported sales in the former Hardlines category and the former Other category. We moved the electronics department out of the former Hardlines category and repositioned it in the former Other category, which was renamed Play n' Wear. We also moved the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations out of the former Other category and repositioned them in the former Hardlines category, which was renamed Hardlines & Other. Additionally, we reclassified the results of all periods presented to reflect this realignment of our merchandise categories.

We reclassified the impact of the excess tax benefit from share-based awards in cash flows from operating activities from the change in assets and liabilities associated with current income taxes to a separate line within the cash flows from operating activities.

Recent Accounting Standards - Future Adoptions

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income*, which provides new guidance on the presentation of comprehensive income. Specifically, ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of shareholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Separately, in November 2011, the FASB issued ASU 2011-12 which amended the guidance under ASU 2011-05 to defer certain proposed changes to the presentation of reclassification adjustments. We do not believe our adoption of this guidance in the first quarter of 2012 will have a material effect on our financial condition, results of operations, or liquidity.

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Subsequent Events

We have evaluated events and transactions subsequent to the balance sheet date. Based on this evaluation, we are not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the balance sheet date but prior to filing that would require recognition or disclosure in our consolidated financial statements.

Note 2 — Property and Equipment — Net

Property and equipment - net consist of:

(In thousands)	January 28, 2012	January 29, 2011
Land and land improvements	$ 45,130	$ 45,104
Buildings and leasehold improvements	768,074	734,578
Fixtures and equipment	637,658	605,492
Computer software costs	87,290	84,738
Transportation equipment	35,604	21,652
Construction-in-progress	38,230	20,592
Property and equipment - cost	1,611,986	1,512,156
Less accumulated depreciation and amortization	1,039,219	987,250
Property and equipment - net	$ 572,767	$ 524,906

Property and equipment - cost includes $5.8 million and $7.3 million at January 28, 2012 and January 29, 2011, respectively, to recognize assets from capital leases. Accumulated depreciation and amortization includes $2.7 million and $5.2 million at January 28, 2012 and January 29, 2011, respectively, related to capital leases.

During 2011 and 2010, respectively, we invested $131.3 million and $107.6 million of cash in capital expenditures and we recorded $90.3 million and $78.6 million of depreciation expense.

We incurred $2.2 million, less than $0.1 million, and $0.4 million in asset impairment charges in 2011, 2010, and 2009, respectively. The charges in 2011 relate to asset impairments from the valuation of the Company's oldest airplane. The charges in 2010 and 2009 principally related to the write-down of long-lived assets at one and four stores identified as part of our annual store impairment review in 2010 and 2009, respectively. There were no charges in 2011 related to the Company's annual store impairment review.

Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows within the past two years. For each store with negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

Note 3 — Bank Credit Facility

On July 22, 2011, we entered into a new $700 million five-year unsecured credit facility ("2011 Credit Agreement"). The 2011 Credit Agreement replaced the $500 million three-year unsecured credit facility we entered into on April 28, 2009 ("2009 Credit Agreement"). The 2009 Credit Agreement was scheduled to expire on April 28, 2012, but was terminated concurrently with our entry into the 2011 Credit Agreement. We did not incur any material termination penalties in connection with the termination of the 2009 Credit Agreement.

The 2011 Credit Agreement expires on July 22, 2016. In connection with our entry into the 2011 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.0 million, which are being amortized over the term of the agreement. Borrowings under the 2011 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness, including amounts due under the 2009 Credit Agreement. The 2011 Credit Agreement includes a $10 million Canadian swing loan sublimit, a $30 million U.S. swing loan sublimit, a $150 million letter of credit sublimit and a $200 million Canadian revolving credit loan subfacility. The interest rates, pricing and fees under the 2011 Credit Agreement fluctuate based on our debt rating. The 2011 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate, LIBOR, or CDOR. We may prepay revolving loans made under the 2011 Credit Agreement. The 2011 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of any of the covenants could result in a default under the 2011 Credit Agreement that would permit the lenders to restrict our ability to further access the 2011 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2011 Credit Agreement. At January 28, 2012, we had borrowings of $65.9 million and $55.2 million was committed to outstanding letters of credit, leaving $578.9 million available under the 2011 Credit Agreement.

Note 4 — Fair Value Measurements

In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $19.6 million and $19.2 million at January 28, 2012 and January 29, 2011, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. The fair values of mutual fund investments were Level 1 valuations under the fair value hierarchy because each fund's quoted market value per share was available in an active market.

Included in cash and cash equivalents were amounts on deposit with financial institutions totaling $60.3 million at January 29, 2011, stated at cost, which approximates fair value. We had no such deposits at January 28, 2012.

At January 28, 2012 and January 29, 2011, cash and cash equivalents carried at fair value was comprised of the following:

	January 28, 2012			
(In thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$ —	$ —	$ —	$—
Variable rate demand notes	—	—	—	—
Total	$ —	$ —	$ —	$—

	January 29, 2011			
(In thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$40,800	$40,800	$ —	$—
Variable rate demand notes	25,000	—	25,000	—
Total	$65,800	$40,800	$25,000	$—

Note 4 — Fair Value Measurements (Continued)

Variable rate demand notes are issued by various corporate, non-profit and governmental entities that are of high credit quality with many being secured by direct-pay letters of credit from a major financial institution. In addition, variable rate demand notes can be tendered for sale upon notice (generally no longer than seven days) to the original issuer, at par plus accrued interest.

Note 5 — Leases

Leased property consisted primarily of 1,479 of our retail stores, 0.4 million square feet of warehouse space, and certain transportation equipment, and information technology and other office equipment. Many of the store leases obligate us to pay for our applicable portion of real estate taxes, CAM, and property insurance. Certain store leases provide for contingent rents, have rent escalations, and have tenant allowances or other lease incentives. Many of our leases contain provisions for options to renew or extend the original term for additional periods.

Total rent expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases consisted of the following:

(In thousands)	2011	2010	2009
Minimum leases	$285,081	$261,197	$254,054
Contingent leases	637	587	313
Total rent expense	$285,718	$261,784	$254,367

Future minimum rental commitments for leases, excluding closed store leases, real estate taxes, CAM, and property insurance, at January 28, 2012, were as follows:

Fiscal Year *(In thousands)*	
2012	$238,087
2013	207,276
2014	162,867
2015	117,745
2016	80,548
Thereafter	120,861
Total leases	$927,384

We have obligations for capital leases for office equipment, included in accrued operating expenses and other liabilities on our consolidated balance sheet. Scheduled payments for all capital leases at January 28, 2012, were as follows:

Fiscal Year *(In thousands)*	
2012	$1,340
2013	998
2014	793
2015	29
2016	2
Thereafter	—
Total lease payments	$3,162
Less amount to discount to present value	(125)
Capital lease obligation per balance sheet	$3,037

Note 6 — Shareholders' Equity

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding in any year presented, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options and non-vested restricted stock awards. At the end of 2011, 2010, and 2009, stock options outstanding of 1.5 million, 0.9 million, and 2.9 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price per share is greater than the weighted-average market price per share for our common shares for each period. The number of shares of non-vested restricted stock that were antidilutive, as determined under the treasury stock method, is immaterial for all years presented.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(in thousands)	2011	2010	2009
Weighted-average common shares outstanding:			
Basic	68,316	77,596	81,619
Dilutive effect of stock options and restricted common shares	1,103	985	1,062
Diluted	69,419	78,581	82,681

Share Repurchase Programs

In December 2009, our Board of Directors authorized a share repurchase program providing for the repurchase of up to $150.0 million of our common shares. On March 2, 2010, our Board of Directors authorized a $250.0 million increase to our repurchase program bringing the total authorization to $400.0 million (collectively, the "2010 Repurchase Program"). On May 25, 2011, our Board of Directors authorized a share repurchase program providing for the repurchase of up to an additional $400.0 million of our common shares ("2011 Repurchase Program").

During 2011, we acquired approximately 11.0 million of our outstanding common shares for $359.3 million, which exhausted the authorization under the 2010 Repurchase Program and also included repurchases under the 2011 Repurchase Program.

Our remaining repurchase authorization under the 2011 Repurchase Program was approximately $98.5 million at January 28, 2012, and is available to be utilized in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. Common shares acquired through the repurchase programs are held in treasury at cost and are available to meet obligations under equity compensation plans and for general corporate purposes. The 2011 Repurchase Program has no scheduled termination date and will be funded with cash and cash equivalents, cash generated from operations or, if needed, by drawing on the 2011 Credit Agreement.

Note 7 — Share-Based Plans

Our shareholders initially approved our existing equity compensation plan, the Big Lots 2005 Long-Term Incentive Plan ("2005 LTIP") in May 2005, approved an amendment in May 2008, and approved the amended and restated 2005 LTIP effective May 27, 2010. The 2005 LTIP authorizes the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation

*Note 7 — **Share-Based Plans*** **(Continued)**

rights. We have not issued incentive stock options, restricted stock units, performance units, or stock appreciation rights under the 2005 LTIP. The number of common shares available for issuance under the 2005 LTIP consists of: 1) an initial allocation of 1,250,000 common shares; 2) 2,001,142 common shares, the number of common shares that were available under the predecessor Big Lots, Inc. 1996 Performance Incentive Plan ("1996 LTIP") upon its expiration; 3) 2,100,000 common shares approved by our shareholders in May 2008; and 4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 LTIP is in effect. The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2005 LTIP, has the authority to determine the terms of each award. Nonqualified stock options granted to employees under the 2005 LTIP, the exercise price of which may not be less than the fair market value of the underlying common shares on the grant date, generally expire on the earlier of: 1) the seven year term set by the Committee; or 2) one year following termination of employment, death, or disability. The nonqualified stock options generally vest ratably over a four-year period; however, upon a change in control, all awards outstanding automatically vest.

In addition to the 2005 LTIP, we previously maintained the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The Director Stock Option Plan was administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercised any discretion in administration of the Director Stock Option Plan. Grants were made annually at an exercise price equal to the fair market value of the underlying common shares on the date of grant. The annual grants to each non-employee director of an option to acquire 10,000 of our common shares became fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the earlier of: 1) 10 years plus one month; 2) one year following death or disability; or 3) at the end of our next trading window one year following termination. In connection with the amendment to the 2005 LTIP in May 2008, our Board of Directors amended the Director Stock Option Plan so that no additional awards may be made under that plan. Our non-employee directors did not receive any stock options in 2011, 2010, and 2009, but did, as discussed below, receive restricted stock awards under the 2005 LTIP.

Share-based compensation expense was $25.0 million, $24.6 million and $20.3 million in 2011, 2010, and 2009, respectively. We use a binomial model to estimate the fair value of stock options on the grant date. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

The weighted-average fair value of stock options granted and assumptions used in the stock option pricing model for each of the respective periods were as follows:

	2011	2010	2009
Weighted-average fair value of stock options granted	$14.43	$13.64	$7.89
Risk-free interest rates	1.8%	2.2%	1.7%
Expected life (years)	4.2	4.2	4.3
Expected volatility	41.7%	45.6%	56.0%
Expected annual forfeiture rate	1.5%	1.5%	1.5%

*Note 7 — **Share-Based Plans*** **(Continued)**

The following table summarizes information about our stock options outstanding and exercisable at January 28, 2012:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$10.01	$20.00	1,071,948	3.4	$16.45	668,198	$15.83
20.01	30.00	991,850	2.8	24.95	784,349	25.92
30.01	40.00	837,125	5.2	35.76	211,625	35.82
$40.01	$50.00	775,500	6.1	41.20	2,500	41.14
		3,676,423	4.2	$28.36	1,666,672	$23.16

A summary of the annual stock option activity for fiscal years 2009, 2010, and 2011 is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000's)
Outstanding stock options at January 31, 2009	3,960,568	$19.42		
Granted	967,500	17.62		
Exercised	(361,560)	13.64		
Forfeited	(69,875)	21.80		
Outstanding stock options at January 30, 2010	4,496,633	$19.46		
Granted	997,500	35.92		
Exercised	(1,807,850)	17.98		
Forfeited	(107,600)	26.10		
Outstanding stock options at January 29, 2011	3,578,683	$24.59		
Granted	918,500	40.85		
Exercised	(500,085)	20.81		
Forfeited	(320,675)	33.84		
Outstanding stock options at January 28, 2012	3,676,423	$28.36	4.2	$43,724
Vested or expected to vest at January 28, 2012	3,617,383	$28.39	4.2	$42,924
Exercisable at January 28, 2012	1,666,672	$23.16	3.1	$28,076

The number of stock options expected to vest was based on our annual forfeiture rate assumption.

*Note 7 — **Share-Based Plans*** **(Continued)**

A summary of the nonvested restricted stock activity for fiscal years 2009, 2010, and 2011 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding nonvested restricted stock at January 31, 2009	716,275	$24.81
Granted	471,688	17.91
Vested	(327,675)	28.85
Forfeited	(10,800)	20.50
Outstanding nonvested restricted stock at January 30, 2010	849,488	$19.48
Granted	507,684	35.88
Vested	(847,688)	19.46
Forfeited	(5,700)	33.44
Outstanding nonvested restricted stock at January 29, 2011	503,784	$35.88
Granted	564,589	40.76
Vested	(271,784)	35.84
Forfeited	(55,300)	38.72
Outstanding nonvested restricted stock at January 28, 2012	741,289	$39.40

The nonvested restricted stock awards granted to employees in 2011, 2010, and 2009 (other than the awards granted to our Chairman, CEO and President, Steven S. Fishman in 2011 and 2010) vest if certain financial performance objectives are achieved. If we meet a threshold financial performance objective and the grantee remains employed by us, the restricted stock will vest on the opening of our first trading window five years after the grant date of the award. If we meet a higher financial performance objective and the grantee remains employed by us, the restricted stock will vest on the first trading day after we file our Annual Report on Form 10-K with the SEC for the fiscal year in which the higher objective is met.

On the grant date of the 2010 restricted stock awards (other than the award granted to Mr. Fishman), we estimated a two-year period for vesting based on the assumed achievement of the higher financial performance objective.

On the grant date of the 2011 restricted stock awards (other than the award granted to Mr. Fishman), we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective.

The nonvested restricted stock awards granted to Mr. Fishman in 2011 and 2010 vest if we achieve a corporate financial goal for 2011 and 2010, respectively, and he is employed by us on the anniversary of the grant date of the award. If either of the conditions is not achieved, the restricted stock awards are forfeited. Mr. Fishman's 2010 nonvested restricted stock award vested. Mr. Fishman's 2011 restricted stock is expected to vest after we file this Form 10-K with the SEC.

In 2011 and 2010, we granted to each of the non-employee members of our Board of Directors restricted stock awards having a fair value on the grant date of approximately $95,000. In 2009, we granted to each of the non-employee members of our Board of Directors restricted stock awards having a fair value on the grant date of approximately $75,000. These awards vest on the earlier of 1) the trading day immediately preceding the next annual meeting of our shareholders; or 2) the death or disability of the grantee. However, the restricted stock award will not vest if the non-employee director ceases to serve on our Board of Directors before either vesting event occurs.

Note 7 — Share-Based Plans **(Continued)**

During 2011, 2010, and 2009, the following activity occurred under our share-based compensation plans:

(in thousands)	2011	2010	2009
Total intrinsic value of stock options exercised	$ 8,747	$32,537	$5,079
Total fair value of restricted stock vested	$11,618	$31,150	$6,954

The total unearned compensation cost related to all share-based awards outstanding at January 28, 2012 was approximately $26.3 million. This compensation cost is expected to be recognized through January 2016 based on existing vesting terms with the weighted-average remaining expense recognition period being approximately 1.7 years from January 28, 2012.

Note 8 — Employee Benefit Plans

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date was on or before April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Supplemental Pension Plan is maintained for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

The components of net periodic pension expense were comprised of the following:

(in thousands)	2011	2010	2009
Service cost - benefits earned in the period	$ 2,211	$ 2,433	$ 2,261
Interest cost on projected benefit obligation	3,496	3,254	3,726
Expected investment return on plan assets	(4,627)	(4,249)	(3,172)
Amortization of prior service cost	(34)	(34)	(34)
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	1,796	2,217	2,691
Settlement loss	298	1,785	175
Net periodic pension cost	$ 3,153	$ 5,419	$ 5,660

In 2011, 2010, and 2009, we incurred pretax non-cash settlement charges of $0.3 million, $1.8 million and $0.2 million, respectively. The settlement charges were caused by lump sum benefit payments made to plan participants in excess of combined annual service cost and interest cost for each year.

The weighted-average assumptions used to determine net periodic pension expense were:

	2011	2010	2009
Discount rate	5.7%	5.7%	7.3%
Rate of increase in compensation levels	3.9%	3.5%	3.5%
Expected long-term rate of return	8.0%	8.0%	8.0%

The weighted-average assumptions used to determine benefit obligations were:

	2011	2010
Discount rate	5.0%	5.7%
Rate of increase in compensation levels	3.5%	3.9%

Note 8 — Employee Benefit Plans **(Continued)**

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at January 28, 2012 and January 29, 2011:

(In thousands)	January 28, 2012	January 29, 2011
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 62,554	$59,526
Service cost	2,211	2,433
Interest cost	3,496	3,254
Benefits and settlements paid	(6,522)	(7,135)
Actuarial loss	8,203	4,476
Projected benefit obligation at end of year	$ 69,942	$62,554
Change in plan assets:		
Fair market value at beginning of year	$ 59,976	$56,865
Actual return on plan assets	4,123	9,153
Employer contributions	1,085	1,093
Benefits and settlements paid	(6,522)	(7,135)
Fair market value at end of year	$ 58,662	$59,976
Under funded and net amount recognized	$(11,280)	$ (2,578)
Amounts recognized in the consolidated balance sheets consist of:		
Noncurrent assets	$ —	$ 3,884
Current liabilities	(441)	(623)
Noncurrent liabilities	(10,839)	(5,839)
Net amount recognized	$(11,280)	$ (2,578)

The following are components of accumulated other comprehensive income and, as such, are not yet reflected in net periodic pension expense:

(In thousands)	2011	2010
Unrecognized transition obligation	$ (25)	$ (39)
Unrecognized past service credit	125	159
Unrecognized actuarial loss	(24,089)	(17,476)
Accumulated other comprehensive loss, pretax	$(23,989)	$(17,356)

We expect to reclassify $2.7 million of the actuarial loss along with immaterial amounts of transition obligation and past service credit into net periodic pension expense during 2012.

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at January 28, 2012 and January 29, 2011:

	Pension Plan		Supplemental Pension Plan	
(In thousands)	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
Projected benefit obligation	$62,992	$56,092	$6,950	$6,462
Accumulated benefit obligation	55,708	49,127	5,581	4,750
Fair market value of plan assets	$58,662	$59,976	$ —	$ —

Note 8 — Employee Benefit Plans **(Continued)**

We elected not to make a discretionary contribution to the Pension Plan in 2011 or in 2010. Our funding policy of the Pension Plan is to make annual contributions based on advice from our actuaries and the evaluation of our cash position, but not less than the minimum required by applicable regulations. Currently, we expect no required contributions to the Pension Plan during 2012, however, discretionary contributions could be made depending upon further analysis.

Using the same assumptions as those used to measure our benefit obligations, the Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following fiscal years are as follows:

Fiscal Year *(In thousands)*	
2012	$ 5,355
2013	5,330
2014	5,418
2015	5,553
2016	5,649
2017 — 2021	$28,160

Our overall investment strategy is to earn a long-term rate of return sufficient to meet the liability needs of the Pension Plan, within prudent risk constraints. In order to develop the appropriate asset allocation and investment strategy, an actuarial review of the Pension Plan's expected future distributions was completed. The strategy provides a well-defined risk management approach designed to reduce risks based on the Pension Plan's funded status.

Assets can generally be considered as filling one of the following roles within the strategy: (1) Liability-hedging assets, which are designed to meet the cash payment needs of the plan's obligation and provide downside protection, primarily invested in intermediate and long maturity investment grade bonds; or (2) Return-seeking assets, which are designed to deliver returns in excess of the Pension Plan's obligation growth rates, with broadly diversified assets including U.S. and non-U.S. equities, real estate, and high yield bonds. The current target allocation is approximately 80% liability-hedging assets and 20% return-seeking assets. Target allocations may change over time due to changes in the plan's funded status, or in response to changes in plan or market conditions. All assets must have readily ascertainable market values and be easily marketable. The portfolio of assets maintains a high degree of liquidity in order to meet benefit payment requirements and to allow responsiveness to evolving Pension Plan and market conditions.

Previously, our pension investment policy allowed ownership of our common shares. At January 28, 2012 and January 29, 2011, the Pension Plan owned zero and 1,081 of our common shares, respectively.

The investment managers have the discretion to invest within sub-classes of assets within the parameters of their investment guidelines. Fixed income managers can adjust duration exposure as deemed appropriate given current or expected market conditions. Additionally, the investment managers have the authority to invest in financial futures contracts and financial options contracts for the purposes of implementing hedging strategies. There were no futures contracts owned directly by the Pension Plan at January 28, 2012 and January 29, 2011. The primary benchmark for assessing the effectiveness of the Pension Plan investments is that of the plan's liabilities themselves. Asset class returns are also judged relative to common benchmark indices such as the Russell 3000 and Barclay's Capital Long Credit Bond. Investment results and plan funded status are monitored daily, with a detailed performance review completed on a quarterly basis.

Note 8 — Employee Benefit Plans **(Continued)**

The fair value of our Pension Plan assets at January 28, 2012 and January 29, 2011 by asset category was comprised of the following:

	January 28, 2012				January 29, 2011			
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$ 1,196	$1,196	$ —	$ —	$ 1,328	$ 1,328	$ —	$ —
Equity Securities								
Consumer Discretionary	—	—	—	—	645	645	—	—
Consumer Staples	—	—	—	—	156	156	—	—
Energy	—	—	—	—	249	249	—	—
Financial	—	—	—	—	399	399	—	—
Health Care	—	—	—	—	172	172	—	—
Industrials	—	—	—	—	550	550	—	—
Information Technology	—	—	—	—	565	565	—	—
Materials	—	—	—	—	235	235	—	—
Telecommunication Services	—	—	—	—	73	73	—	—
Utilities	—	—	—	—	305	305	—	—
Mutual Funds (a)								
Diversified Emerging Markets	—	—	—	—	2,641	2,641	—	—
International Large Blend	—	—	—	—	2,824	2,824	—	—
Large Blend	—	—	—	—	7,797	7,797	—	—
Large Growth	—	—	—	—	5,857	5,857	—	—
Large Value	—	—	—	—	4,731	4,731	—	—
Mid-Cap Growth	—	—	—	—	2,920	2,920	—	—
Mid-Cap Value	—	—	—	—	1,942	1,942	—	—
Real Estate	—	—	—	—	3,410	3,410	—	—
Small Blend	—	—	—	—	5,466	5,466	—	—
Fixed Income Securities								
U.S. Government	9,016	2,423	6,593	—	8,774	3,264	5,510	—
Corporate (b)	6,776	—	6,776	—	8,937	—	8,937	—
Mortgage Bonds	714	—	714	—	—	—	—	—
Common / Collective Trusts								
Long Credit	17,728	—	17,728	—	—	—	—	—
Intermediate Credit	11,258	—	11,258	—	—	—	—	—
Global Real Estate	3,065	—	3,065	—	—	—	—	—
High Yield	2,923	—	2,923	—	—	—	—	—
International Equities	2,413	—	2,413	—	—	—	—	—
U.S. Equity Index	2,369	—	2,369	—	—	—	—	—
U.S. Small Cap	1,204	—	1,204	—	—	—	—	—
Total	$58,662	$3,619	$55,043	—	$59,976	$45,529	$14,447	—

(a) Mutual funds are listed by their respective investment strategy as classified by Morningstar Inc.

(b) This category represents investment grade bonds of corporate issuers from diverse industries.

Note 8 — Employee Benefit Plans **(Continued)**

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For 2011, 2010, and 2009, we expensed $5.2 million, $5.6 million, and $5.6 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had liabilities of $20.4 million and $20.2 million at January 28, 2012 and January 29, 2011, respectively.

Note 9 — Income Taxes

The provision for income taxes from continuing operations was comprised of the following:

(In thousands)	2011	2010	2009
Current:			
U.S. Federal	$ 107,410	$ 95,124	$ 91,083
U.S. State and local	16,791	17,326	11,890
Non-U.S..	—	—	—
Total current tax expense	124,201	112,450	102,973
Deferred:			
U.S. Federal	9,203	20,876	15,176
U.S. State and local	1,253	(489)	3,826
Non-U.S..	—	—	—
Total deferred tax expense	10,456	20,387	19,002
Income tax provision	$ 134,657	$ 132,837	$ 121,975

Net deferred tax assets fluctuated by items that are not reflected in deferred expense above. The fluctuations in net deferred tax assets related to discontinued operations deferred income tax expense were $0.1 million decrease and $0.5 million increase for 2010 and 2009, respectively. There were no fluctuations in deferred tax assets related to discontinued operations in 2011. Fluctuations related principally to pension-related charges recorded in accumulated other comprehensive income were $2.6 million increase, $1.7 million decrease, and $1.4 million decrease for 2011, 2010, and 2009, respectively. Additionally, net deferred tax assets increased by $0.2 million as a result of the establishment of goodwill associated with the acquisition of the U.S. subsidiaries of Liquidation World Inc.

Reconciliation between the statutory federal income tax rate and the effective income tax rate for continuing operations was as follows:

	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	3.4	3.1	3.2
Non-U.S. income tax rate differential	0.4	—	—
Work opportunity tax and other employment tax credits	(0.4)	(0.3)	(0.5)
Net benefit recognized for prior year tax uncertainties	—	(0.3)	—
Valuation allowance	1.0	—	(0.4)
Other, net	—	(0.1)	0.4
Effective income tax rate	39.4%	37.4%	37.7%

In 2011, the valuation allowance was associated with the non-U.S. deferred tax expense from our Canadian segment.

***Note 9 — Income Taxes* (Continued)**

Income tax payments and refunds were as follows:

(In thousands)	2011	2010	2009
Income taxes paid	$114,406	$100,973	$105,961
Income taxes refunded	(983)	(837)	(694)
Net income taxes paid	$113,423	$100,136	$105,267

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax, including income tax uncertainties. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	January 28, 2012	January 29, 2011
Deferred tax assets:		
Workers' compensation and other insurance reserves	$ 28,998	$ 28,437
Compensation related	28,788	29,663
Accrued rent	26,516	17,755
Uniform inventory capitalization	20,289	21,702
Non-U.S. net operating losses	19,019	—
Depreciation and fixed asset basis differences	10,695	19,862
Accrued state taxes	7,779	8,327
Pension plans	4,467	1,049
State tax credits, net of federal tax benefit	3,390	2,830
Accrued operating liabilities	3,023	1,721
State tax net operating losses, net of federal tax benefit	710	1,171
KB store lease and other discontinued operations contingencies	1,474	1,409
Other	24,366	23,008
Valuation allowances - primarily related to Non-U.S. operations	(20,392)	(1,382)
Total deferred tax assets	159,122	155,552
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	70,569	58,693
Lease construction reimbursements	13,584	12,701
Compensation related	5,401	8,101
Prepaid expenses	5,695	5,699
Other	14,540	13,440
Total deferred tax liabilities	109,789	98,634
Net deferred tax assets	$ 49,333	$ 56,918

Net deferred tax assets are shown separately on our consolidated balance sheets as current and non-current deferred income taxes. The following table summarizes net deferred income tax assets from the consolidated balance sheets:

(In thousands)	January 28, 2012	January 29, 2011
Current deferred income taxes	$42,784	$50,252
Noncurrent deferred income taxes	6,549	6,666
Net deferred tax assets	$49,333	$56,918

***Note 9 — Income Taxes* (Continued)**

Based on the weight of currently available evidence, we have fully reduced the provisional amount of net deferred income tax assets (including a net operating loss carryforward) of Big Lots Canada (see note 11), as well as the deferred tax benefit of the loss generated by our Canadian segment since the acquisition, by a valuation allowance.

We have the following income tax loss and credit carryforwards at January 28, 2012 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
Non-U.S.:		
Net operating loss carryforwards	$19,019	Expires fiscal years 2026 through 2031
U.S. State and local:		
State net operating loss carryforwards	1,092	Expires fiscal years 2014 through 2025
California enterprise zone credits	4,931	No expiration date
Texas business loss credits	285	Expires fiscal years through 2025
Total income tax loss and credit carryforwards	$25,327	

Income taxes payable on our consolidated balance sheets have been reduced by the tax benefits primarily associated with share-based compensation. We receive an income tax deduction upon the exercise of non-qualified stock options and the vesting of restricted stock. Tax benefits of $2.7 million, $13.8 million, and $0.6 million in 2011, 2010, and 2009, respectively, were credited directly to shareholders' equity related to share-based compensation deductions in excess of expense recognized for these awards.

The Company's Canadian subsidiary has an accumulated retained deficit, thus we have not provided for income taxes in the United States on undistributed earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2011, 2010, and 2009:

(In thousands)	2011	2010	2009
Unrecognized tax benefits - opening balance	$27,250	$35,824	$ 34,729
Gross increases - tax positions in current year	2,179	1,127	11,757
Gross increases - tax positions in prior period	616	1,237	5,556
Gross decreases - tax positions in prior period	(9,513)	(1,190)	(4,101)
Settlements	(2,581)	(9,121)	(11,944)
Lapse of statute of limitations	(1,196)	(627)	(173)
Unrecognized tax benefits - end of year	$16,755	$27,250	$ 35,824

At the end of 2011 and 2010, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $11.0 million and $20.1 million, respectively, after considering the federal tax benefit of state and local income taxes of $4.9 million and $5.3 million respectively. Unrecognized tax benefits of $0.9 million and $1.9 million, respectively, relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The uncertain timing items could result in the acceleration of the payment of cash to the taxing authority to an earlier period.

For 2011, unrecognized tax benefits decreased by approximately $9.1 million related to our claims for welfare to work and work opportunity credits, which claims have either lapsed or are unlikely to be realized due to an unfavorable decision of U.S. Court of Appeals for the Federal Circuit against a similarly situated taxpayer. Our right to file a refund claim with respect to approximately $4.2 million of the credits has lapsed and our right to file a refund claim with respect to approximately $0.7 million of the credits will lapse by December 21, 2012. Our right to file a refund claim with respect to approximately $4.2 million of the credits may never lapse

Note 9 — Income Taxes **(Continued)**

because the IRS has not issued a statutory notice of disallowance with respect to those claims; however, because our claims are unlikely to prevail in a different jurisdiction, we have decided not to pursue them. Therefore, we are reducing our unrecognized tax benefits by the entire amount of the claims. Because these benefits were unrecognized, the decrease will have no effect on income tax expense.

We recognized an expense (benefit) associated with interest and penalties on unrecognized tax benefits of approximately $(0.5) million, $(1.9) million, and $(0.5) million during 2011, 2010, and 2009, respectively, as a component of income tax expense. The amount of accrued interest and penalties recorded in the accompanying consolidated balance sheets at the end of 2011 and 2010 was $5.8 million and $6.4 million, respectively.

We are subject to U.S. federal income tax, income tax of multiple state and local jurisdictions, and Canadian and provincial taxes. The statute of limitations for assessments on our federal income tax returns for periods prior to 2008 has lapsed. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2007, although state income tax carryforward attributes generated prior to 2007 may still be adjusted upon examination. We have various state returns in the process of examination or administrative appeal. Generally, the time limit for reassessing returns for Canadian and provincial income taxes for periods prior to the year ending October 3, 2004 have lapsed.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through February 2, 2013, based on expected cash and noncash settlements or payments of uncertain tax positions and lapses of the applicable statutes of limitations for unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months is approximately $4.0 million. Actual results may differ materially from this estimate.

Note 10 — Commitments, Contingencies and Legal Proceedings

In September 2006, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws by misclassifying California store managers as exempt employees ("Seals matter"). The plaintiffs sought to recover, on their own behalf and on behalf of all other individuals who are similarly situated, damages for alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed meal periods, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. In October 2009, the court denied, with prejudice, plaintiffs' class certification motion. In January 2010, the plaintiffs filed a notice of appeal. In April 2011, the California Court of Appeals affirmed the trial court's decision denying class certification. In December 2011, we entered into confidential settlement agreements with each of the plaintiffs, and the court dismissed the plaintiffs' claims in January 2012. The Seals matter was resolved without a material effect on our financial condition, results of operations, or liquidity.

In February 2008, three alleged class action complaints were filed against us by a California resident ("Caron matter"). The first was filed in the Superior Court of California, Orange County. That action was similar in nature to the Seals matter, which enabled us to successfully coordinate that matter with the Seals matter in the Superior Court of California, Los Angeles County. The second and third matters, filed in the U.S. District Court, Central District of California, and the Superior Court of California, Riverside County, respectively, alleged that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims. The plaintiffs sought to recover, on their own behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from improper wage statements, missed rest breaks, missed meal periods, non-payment of wages at termination, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. We believed these two matters overlapped and we successfully consolidated them before the U.S. District Court, Central District of California. We believe the remaining allegations also overlap some portion of the claims released through the class action settlement in the Espinosa matter, which was settled in 2008. In August 2009, the court denied, without prejudice, the

***Note 10 — Commitments, Contingencies and Legal Proceedings* (Continued)**

plaintiffs' class certification motion. In April 2010, the court granted, with prejudice, our motion to deny class certification. Accordingly, the claims of one plaintiff remained before the court. The Caron matter is similar in nature to the Sample matter described below.

In June 2010, a representative enforcement action was filed against us in the Superior Court of California, Alameda County, alleging that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims ("Sample matter"). The plaintiff seeks to recover, on her behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from allegedly unpaid overtime, unpaid meal period premiums, unpaid rest period premiums, unpaid business expenses, non-payment of wages at termination, untimely payment of wages, noncompliant wage statements, failure to provide seating, and attorneys' fees and costs. In December 2011, we entered into a confidential settlement agreement with the plaintiffs in the Caron and Sample matters. The settlement remains subject to objection and requires court approval to become final. We currently believe that the Caron and Sample matters will collectively be resolved without a material effect on our financial condition, results of operations, or liquidity.

In February 2011, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws ("Martinez matter"). The plaintiffs seek to recover, on behalf of the named plaintiff and a California statewide class consisting of all other similarly situated current and former warehouse employees, damages for alleged missed meal periods, unpaid meal period premiums, unpaid overtime, unpaid vested vacation, unpaid wages at termination, untimely payment of wages, noncompliant wage statements, failure to keep accurate payroll records, and attorneys' fees and costs. We answered the plaintiff's complaint in March 2011. The parties engaged in limited discovery. In February 2012, we entered into a confidential settlement agreement with the plaintiffs and the court preliminarily approved the settlement in March 2012. The settlement remains subject to objection and requires further court approval to become final. We currently believe that the Martinez matter will be resolved without a material effect on our financial condition, results of operations, or liquidity.

We are involved in other legal actions and claims arising in the ordinary course of business. We currently believe that each such action and claim will be resolved without a material effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see note 13.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported.

We have purchase obligations for outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $514.0 million, the entirety of which represents obligations due within one year of January 28, 2012. In addition, we have a purchase commitment for future inventory purchases totaling $80.8 million at January 28, 2012. We paid $28.0 million, $29.7 million, and $28.9 million related to this commitment during 2011, 2010, and 2009, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied. We have additional purchase obligations in the amount of $221.2 million primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

Note 11 — Acquisition

On July 18, 2011, the Company completed its acquisition of Liquidation World Inc. Under the terms of our acquisition agreement, we invested approximately $1.9 million in cash to purchase all outstanding shares of Liquidation World Inc. As part of the acquisition, we assumed the liabilities and acquired all assets and leasehold rights of Liquidation World Inc.

On July 19, 2011, we changed the name of Liquidation World Inc. to Big Lots Canada, Inc. ("Big Lots Canada"). Based in Brantford, Ontario, Big Lots Canada offers a broad assortment of closeout merchandise. At January 28, 2012, Big Lots Canada operated 82 stores in Canada.

The results of Big Lots Canada since the acquisition date are included in our consolidated financial statements. The acquisition is immaterial to our operations as a whole and therefore no proforma disclosure of financial information has been presented. The following table summarizes the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed based on the exchange rate in effect at the date of our acquisition of Big Lots Canada.

(in thousands)	Preliminary Allocation	Revisions	Allocation As Revised
Financial assets	$ 3,149	$ 715	$ 3,864
Inventory	7,299	1,568	8,867
Other current assets	2,278	184	2,462
Property and equipment	10,172	(344)	9,828
Goodwill	21,507	(8,780)	12,727
Other intangibles	1,285	1,308	2,593
Debt	(16,664)	—	(16,664)
Accounts payable and accrued liabilities	(27,157)	5,349	(21,808)
	$ 1,869		$ 1,869

As discussed in note 9, and based on the weight of currently available evidence, we have fully reduced the provisional amount of the acquired net deferred income tax assets (including a net operating loss carryforward) of $16.2 million by a valuation allowance.

Other intangibles consist of tradename and lease assets and liabilities, which are amortized over periods up to 11.2 years.

NOTE 12 – Goodwill

The changes in the carrying amount of goodwill, which is generally not deductible for income tax purposes, for the year-to-date 2011 were as follows:

(in thousands)	
Balance at January 29, 2011	$ —
Goodwill from acquisition	21,507
Goodwill adjustments	(8,780)
Foreign currency impact	(445)
Balance at January 28, 2012	$12,282

The goodwill from acquisition was the result of our acquisition of Liquidation World Inc. in the second quarter of 2011.

Note 13 — Discontinued Operations

Our discontinued operations for 2011, 2010, and 2009, were comprised of the following:

(In thousands)	2011	2010	2009
Closed stores	$ (19)	$ 81	$ (48)
KB Toys matters	(264)	(118)	(1,609)
Total income (loss) from discontinued operations, pretax	$(283)	$ (37)	$(1,657)

Closed Stores

In 2005, we determined that the results of 130 stores closed in 2005 should be reported as discontinued operations for all periods presented. For 2011, 2010, and 2009, the closed stores' operating income (loss) is comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms. Accretion on the lease termination obligations was less than $0.1 million and $0.1 million in 2010 and 2009, respectively. At fiscal year end 2011 and 2010, we had no accrued exit-related liabilities, as there were no remaining lease obligations related to the 130 stores. At fiscal year end 2009, we had accrued exit-related liabilities of $0.5 million as a result of the 130 store closures in 2005. The decrease in liabilities is due to payments of the exit-related amounts. Included in payments is sublease income of less than $0.1 million and $0.2 million in 2010 and 2009, respectively.

KB Toys Matters

We acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996. As part of that acquisition, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. We sold the KB Toys business to KB Acquisition Corp. ("KBAC"), an affiliate of Bain Capital, pursuant to a Stock Purchase Agreement. KBAC similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations."

On January 14, 2004, KBAC and certain affiliated entities (collectively referred to as "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the 2004 bankruptcy, KB-I rejected 226 store leases and two distribution center leases for which we believed we may have guarantee or indemnification obligations (collectively referred to as the "KB-I Bankruptcy Lease Obligations"). We recorded pretax charges for estimated KB-I Bankruptcy Lease Obligations in loss from discontinued operations of $18.1 million in years prior to 2007. We based this amount on the number of demand notices that we had received from landlords and used information received from KB-I, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business.

In the second fiscal quarter of 2007, we recorded a gain of $2.0 million, pretax in income (loss) from discontinued operations to reflect favorable settlements related to the KB-I Bankruptcy Lease Obligations. In the fourth fiscal quarter of 2007, we recorded approximately $8.8 million in income of the KB-I Bankruptcy Lease Obligations to reduce the amount on our consolidated balance sheet to zero as of February 2, 2008. We based this reversal on the following factors: 1) we had not received any new demand letters from landlords during 2007, 2) all prior demands against us by landlords had been settled or paid or the landlords had stopped pursuing their demands, 3) the KB-I bankruptcy occurred more than four years prior to the end of 2007 and most of the lease rejections occurred more than three years prior to the end of 2007, and 4) we believed that the likelihood of new claims against us was remote, and, if incurred, the amount would be immaterial.

Note 13 — Discontinued Operations **(Continued)**

On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from its 2004 bankruptcy (the KB Toys business that emerged from bankruptcy is hereinafter referred to as "KB-II"). In 2007, we entered into an agreement with KB-II and various Prentice Capital entities which we believe provides a cap on our liability under the existing KB Lease Obligations and an indemnity from the Prentice Capital entities with respect to any renewals, extensions, modifications or amendments of the KB Lease Obligations which otherwise could potentially expose us to additional incremental liability beyond the date of the agreement, September 24, 2007. Under the agreement, KB-II is required to update us periodically with respect to the status of any remaining leases for which they believe we have a guarantee or indemnification obligation. In addition, we have the right to request a statement of the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of the indemnity.

On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information provided to us by KB-II, we believe that we continue to have KB Lease Obligations with respect to 29 KB Toys stores ("KB-II Bankruptcy Lease Obligations"). In the fourth fiscal quarter of 2008, we recorded a charge in the amount of $5.0 million, pretax, in income (loss) from discontinued operations to reflect the estimated amount that we expect to pay for KB-II Bankruptcy Lease Obligations. We continue to believe that additional payments by us under the KB-I Bankruptcy Lease Obligations are remote and, therefore we have not recognized any charge or liability in 2008 related to these earlier lease rejections.

In the fourth fiscal quarter of 2009, we obtained an assignment of a lease for the former KB corporate office. We believe that our ability to find a subtenant for this location is remote. We recorded a charge of $1.2 million, pretax in income (loss) from discontinued operations primarily related to our remaining liability for the former KB corporate office. At fiscal year end 2011 and 2010, we had accrued in total for the KB-II Bankruptcy Lease Obligations and the KB corporate office lease obligation $3.1 million and $3.6 million, respectively.

Note 14 — Sales of Real Estate

In September 2006, to avoid litigation under the threat of eminent domain, we sold a company-owned and operated store in California for an approximate gain of $12.8 million. As part of the sale, we entered into a lease which permitted us to occupy and operate the store through January 2009 in exchange for $1 per year rent plus the cost of taxes, insurance, and common area maintenance. Subsequently, this lease was modified to allow us to occupy this space through September 2009 under substantially the same terms. Because of the favorable lease terms, we deferred recognition of the gain until we no longer held a continuing involvement in the property. As a result, the gain on the sale was deferred until the end of the lease and the net sales proceeds of approximately $13.3 million were recorded as a long-term real estate liability included in other liabilities on our consolidated balance sheet in prior years. In the third fiscal quarter of 2009, after attempts to further extend the lease term were unsuccessful, we closed the store, ending our continuing involvement with this property, and recognized a pretax gain on sale of real estate of $13.0 million.

Note 15 — Business Segment Data

We manage our business as two segments: U.S. and Canada. The following tables summarize net sales, results of operations, and total assets, by segment:

(in thousands)	2011			2010			2009		
	U.S.	Canada	Total	U.S.	Canada	Total	U.S.	Canada	Total
Net sales	$5,140,164	$ 62,105	$5,202,269	$4,952,244	$ —	$4,952,244	$4,726,772	$ —	$4,726,772
Depreciation expense	88,469	1,811	90,280	78,606	—	78,606	74,904	—	74,904
Operating profit (loss)	357,814	(12,219)	345,595	357,345	—	357,345	325,010	—	325,010
Interest expense	(2,739)	(791)	(3,530)	(2,573)	—	(2,573)	(1,840)	—	(1,840)
Other income (expense)	163	(336)	(173)	612	—	612	175	—	175
Income (loss) from continuing operations before income taxes	355,238	(13,346)	341,892	355,384	—	355,384	323,345	—	323,345
Income tax expense	134,657	—	134,657	132,837	—	132,837	121,975	—	121,975
Income (loss) from continuing operations	$ 220,581	$(13,346)	$ 207,235	$ 222,547	$ —	$ 222,547	$ 201,370	$ —	$ 201,370

(in thousands)	January 28, 2012			January 29, 2011		
	U.S.	Canada	Total	U.S.	Canada	Total
Total assets	$1,586,035	$ 55,275	$1,641,310	$1,619,599	$ —	$1,619,599

Our U.S. segment uses the following six merchandise categories, which match our internal management and reporting of merchandise net sales: Consumables, Furniture, Home, Seasonal, Play n' Wear, and Hardlines & Other. The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, fireplaces, and other occasional furniture. The Home category includes the domestics, stationery, and home decorative departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Play n' Wear category includes the electronics, toy, jewelry, infant accessories, and apparel departments. The Hardlines & Other category includes the appliances, tools, paint, and home maintenance departments, as well as the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations. In the third quarter of 2011, we realigned the merchandise categories reported in our U.S. segment to be consistent with the realignment of our merchandising team. As discussed in the Reclassifications section of note 1 to the accompanying consolidated financial statements, the categories known as Hardlines and Other prior to the third quarter of 2011 are now known as Play n' Wear and Hardlines & Other, respectively.

The following table presents net sales data by segment and category:

(In thousands)	2011	2010	2009
U.S.			
Consumables	$1,571,771	$1,452,783	$1,456,370
Furniture	883,341	829,725	716,785
Home	799,494	783,860	717,744
Play n' Wear	776,445	811,750	806,247
Seasonal	683,498	642,220	591,321
Hardlines & Other	425,615	431,906	438,305
Total U.S.	5,140,164	4,952,244	4,726,772
Canada	62,105	—	—
Net sales	$5,202,269	$4,952,244	$4,726,772

Note 16 — Selected Quarterly Financial Data (Unaudited)

Summarized fiscal quarterly financial data for 2011 and 2010 is as follows:

Fiscal Year 2011 *(In thousands, except per share amounts)*[(a)]	First	Second	Third	Fourth	Year
Net sales	$1,227,274	$1,167,135	$1,138,286	$1,669,574	$5,202,269
Gross margin	494,129	460,536	444,360	671,382	2,070,407
Income from continuing operations	52,531	35,714	4,241	114,749	207,235
Income (loss) from discontinued operations	(60)	(31)	(51)	(29)	(171)
Net income	52,471	35,683	4,190	114,720	207,064
Earnings per share — basic:					
Continuing operations	$ 0.71	$ 0.51	$ 0.07	$ 1.79	$ 3.03
Discontinued operations	—	—	—	—	—
	$ 0.71	$ 0.51	$ 0.06	$ 1.79	$ 3.03
Earnings per share — diluted:					
Continuing operations	$ 0.70	$ 0.50	$ 0.06	$ 1.75	$ 2.99
Discontinued operations	—	—	—	—	—
	$ 0.70	$ 0.50	$ 0.06	$ 1.75	$ 2.98

Fiscal Year 2010 *(In thousands, except per share amounts)*[(a)]	First	Second	Third	Fourth	Year
Net sales	$1,235,162	$1,142,309	$1,055,830	$1,518,943	$4,952,244
Gross margin	501,955	462,425	428,107	619,964	2,012,451
Income from continuing operations	55,998	38,779	17,745	110,025	222,547
Income (loss) from discontinued operations	(100)	98	(51)	30	(23)
Net income	55,898	38,877	17,694	110,055	222,524
Earnings per share — basic:					
Continuing operations	$ 0.69	$ 0.49	$ 0.24	$ 1.48	$ 2.87
Discontinued operations	—	—	—	—	—
	$ 0.69	$ 0.49	$ 0.23	$ 1.48	$ 2.87
Earnings per share — diluted:					
Continuing operations	$ 0.68	$ 0.48	$ 0.23	$ 1.46	$ 2.83
Discontinued operations	—	—	—	—	—
	$ 0.68	$ 0.48	$ 0.23	$ 1.46	$ 2.83

(a) Earnings per share calculations for each fiscal quarter are based on the applicable weighted-average shares outstanding for each period and the sum of the earnings per share for the four fiscal quarters may not necessarily be equal to the full year earnings per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for us. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of January 28, 2012. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of January 28, 2012. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an assessment of certain elements of internal controls over financial reporting of Liquidation World Inc. acquired on July 18, 2011, which is included in our consolidated financial statements for the year ended January 28, 2012. Liquidation World Inc. accounts for 3% of total assets, 1% of revenues, and 6% of net income of the consolidated financial statement amounts as of and for the year ended January 28, 2012.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance," and "Stock Ownership" in the 2012 Proxy Statement, with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Supplemental Item. Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference in response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance," "Director Compensation," and "Executive Compensation" in the 2012 Proxy Statement, with respect to corporate Compensation Committee interlocks and insider participation, director compensation, the Compensation Committee Report, and executive compensation, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information as of January 28, 2012, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,676,423(1)(2)	28.36	2,809,146(3)
Equity compensation plans not approved by security holders	—	—	—
Total	3,676,423	28.36	2,809,146

(1) Includes stock options granted under the 2005 LTIP, the Director Stock Option Plan and 1996 LTIP. In addition, we had 741,289 shares of unvested restricted stock outstanding under the 2005 LTIP.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

2005 LTIP	3,287,823
Director Stock Option Plan	158,000
1996 LTIP	230,600

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

2005 LTIP	2,809,146
Director Stock Option Plan	—
1996 LTIP	—

The 1996 LTIP terminated on December 31, 2005. The Director Stock Option Plan terminated on May 30, 2008. The number of common shares available for issuance under the 2005 LTIP is adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 LTIP is in effect. See note 7 to the accompanying consolidated financial statements.

The information contained under the caption "Stock Ownership" in the 2012 Proxy Statement, with respect to the security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance - Determination of Director Independence" and "Governance - Related Person Transactions" in the 2012 Proxy Statement, with respect to the review of director independence and transactions with related persons, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure - Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure - Fees Paid to Independent Registered Public Accounting Firm" in the 2012 Proxy Statement, with respect to the Audit Committee's pre-approval policies and procedures and the fees paid to Deloitte & Touche LLP, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

(1) Financial Statements

All other financial statements not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(2) Financial Statement Schedules

All schedules are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(3) **Exhibits**. Exhibits marked with an asterisk (*) are filed herewith. The Exhibit marked with two asterisks (**) is furnished electronically with this Annual Report. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.34 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001).
3.2	Amendment to the Amended Articles of Incorporation of Big Lots, Inc. (incorporated herein by reference to Exhibit 3.1 to our Form 8-K dated May 27, 2010).
3.3	Code of Regulations (incorporated herein by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8 dated June 29, 2001).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective May 18, 2005 (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated August 17, 2005).
10.3	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective March 4, 2008 (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended May 3, 2008).
10.4	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 9, 2004).
10.5	Big Lots 2005 Long-Term Incentive Plan, as amended and restated effective May 27, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-8 dated March 3, 2011).
10.6	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated February 21, 2006).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated March 4, 2009).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated March 4, 2009).
10.9	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for CEO (incorporated herein by reference to Exhibit 10.5 to our Form 8-K dated March 3, 2010).
10.10	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for Outside Directors (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q dated July 31, 2010).
10.11	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.12	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective August 20, 2002 (incorporated herein by reference to Exhibit 10(d) to our Form 10-Q for the quarter ended August 3, 2002).
10.13	Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective March 5, 2008 (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended May 3, 2008).
10.14	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated September 9, 2004).

Exhibit No.	Document
10.15	Big Lots 2006 Bonus Plan, as amended and restated effective December 5, 2008 (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q for the quarter ended November 1, 2008).
10.16	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005).
10.17	Big Lots Supplemental Savings Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2007).
10.18	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to our Form 10-K for the year ended January 29, 2005).
10.19	Big Lots Supplemental Defined Benefit Pension Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2007).
10.20	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004).
10.21	First Amendment to Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q for the quarter ended November 1, 2008).
10.22	Amended and Restated Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended November 1, 2008).
10.23	Employment Agreement with Robert C. Claxton (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q for the quarter ended November 1, 2008).
10.24	Amended and Restated Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended November 1, 2008).
10.25	Amended and Restated Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended November 1, 2008).
10.26	Amended and Restated Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q for the quarter ended November 1, 2008).
10.27	Amended and Restated Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended November 1, 2008).
10.28	Amended and Restated Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q for the quarter ended November 1, 2008).
10.29	Amended and Restated Employment Agreement with Robert S. Segal (incorporated herein by reference to Exhibit 10.9 to our Form 10-Q for the quarter ended November 1, 2008).
10.30	Amended and Restated Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended November 1, 2008).
10.31	Retention Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated March 3, 2010).
10.32	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to our Form 10-Q for the quarter ended November 1, 2008).
10.33	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10.13 to our Form 10-Q for the quarter ended November 1, 2008).
10.34	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10.14 to our Form 10-Q for the quarter ended November 1, 2008).
10.35	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated April 30, 2009).

Exhibit No.	Document
10.36	Credit Agreement among Big Lots, Inc., Big Lots Stores, Inc. and Big Lots Canada, Inc., as borrowers, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated July 22, 2011).
10.37	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004).
10.38	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000).
10.39	Acquisition Agreement between Big Lots, Inc. and Liquidation World Inc. (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 26, 2011).
10.40	Big Lots, Inc. Non-Employee Director Compensation Package and Share Ownership Requirements (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended July 31, 2010).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Jeffrey P. Berger, Peter J. Hayes, David T. Kollat, Brenda J. Lauderback, Philip E. Mallott, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	XBRL Instance Document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 26th day of March 2012.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 26th day of March 2012.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ Peter J. Hayes*
Peter J. Hayes
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ David T. Kollat*
David T. Kollat
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 1st day of March 2012, and filed herewith.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Capital, Inc.	OH
Big Lots F&S, Inc.	OH
Big Lots Online LLC	OH
Big Lots Stores, Inc.	OH
BLSI Property, LLC	DE
Capital Retail Systems, Inc.	OH
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
CSC Distribution, Inc.	AL
C.S. Ross Company	OH
Durant DC, LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
Mac Frugal's Bargains Close-outs Inc.	DE
Midwestern Home Products, Inc.	DE
PNS Stores, Inc.	CA
Sahara LLC	DE
Sonoran LLC	DE
Tool and Supply Company of New England, Inc.	DE
West Coast Liquidators, Inc.	CA
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of Oklahoma, Inc.	OK
Fashion Bonanza, Inc.	NY
Midwestern Home Products Company, Ltd.	OH
Rogers Fashion Industries, Inc.	NY
SS Investments Corporation	DE
BLFL Property LLC	OH
Big Lots Canada, Inc.	Alberta, Canada
Liquidation Services, Inc.	DE
Liquidation World U.S.A. Holding Corp.	DE
Liquidation World U.S.A Inc.	DE
LQW Traders Inc.	DE
North American Solutions, Inc.	DE
Talon Wholesale, Inc.	DE

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated March 26, 2012, relating to the consolidated financial statements of Big Lots, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended January 28, 2012.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;

2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;

3) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

4) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan;

5) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

6) Registration Statement No. 333-152481 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan;

7) Registration Statement No. 333-172592 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan; and

8) Registration Statement No. 333-179836 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 26, 2012

EXHIBIT 24

POWER OF ATTORNEY

Each director of Big Lots, Inc. (the "Company") whose signature appears below hereby appoints Charles W. Haubiel II as the undersigned's attorney to sign, in the undersigned's name and behalf of each such director and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended January 28, 2012, and likewise to sign and file with the Commission any and all amendments thereto, including any and all exhibits and other documents required to be included therewith, and the Company hereby also appoints Steven S. Fishman as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto granting to such attorneys-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorneys-in-fact or their substitutes may do by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument to be effective as of March 1, 2012.

Signature	Title
/s/ Jeffrey P. Berger Jeffrey P. Berger	Director
/s/ Peter J. Hayes Peter J. Hayes	Director
/s/ David T. Kollat David T. Kollat	Director
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director
/s/ Philip E. Mallott Philip E. Mallott	Director
/s/ Russell Solt Russell Solt	Director
/s/ James R. Tener James R. Tener	Director
/s/ Dennis B. Tishkoff Dennis B. Tishkoff	Director

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 26, 2012

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 26, 2012

By: /s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 28, 2012, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2012

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 28, 2012, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Executive Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2012

By: /s/ Joe R. Cooper
Joe R. Cooper
Executive Vice President and
Chief Financial Officer

(This page intentionally left blank.)

COMPANY INFORMATION

Transfer Agent & Registrar

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
(800) 622-6757 *(in the U.S., Canada & Puerto Rico)*
(781) 575-4735 *(outside the U.S., Canada & Puerto Rico)*
www.computershare.com/investor or
web.queries@computershare.com

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228
(614) 278-6622
Investor_Relations@biglots.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
220 E. Monument Avenue, Suite 500
Dayton, Ohio 45402

NYSE Trading Symbol

BIG
LISTED
NYSE

Telephone

(614) 278-6800

Web Site

www.biglots.com

E-mail

talk2us@biglots.com

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Wednesday, May 23, 2012, at our corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote as soon as possible. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.


BIG LOTS!

300 Phillipi Rd., Columbus, OH 43228 ▸ 614.278.6800 ▸ www.biglots.com